SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

MANAGEMENT PROPOSAL

FOR THE ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 29, 2024

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem’”) hereby submits a proposal (“Proposal”) in relation to the matters contained in the agenda of Braskem’s Annual and Extraordinary Meeting, to be held on April 29, 2024, at 4:00 p.m., in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 1, 2 and 3 of Brazilian Securities Commission (“CVM”) Ruling No. 81, of March 29, 2022 (“CVM Ruling 81”), through digital platform Webex (“Digital Platform” and “Meeting”, respectively).

1.               To examine, discuss and vote on the Company’s Financial Statements, accompanied by the Independent Auditors’ report and opinion, the Fiscal Council’s opinion and the Statutory Compliance and Audit Committee’s Report, pertaining to the fiscal year ended on December 31, 2023

The Company’s Board of Directors, in a meeting held on March 18, 2024, expressed its favorably opinion to the financial statements related to the fiscal year ended December 31, 2023, under the terms of article 26, item "V" of its Bylaws, which obtained a favorable opinion from the Fiscal Council, in a meeting held on March 18, 2024, being accompanied, also, by the report of the Statutory Compliance and Audit Committee issued on March 18, 2024 and the report and opinion, with no provisos, from the independent auditors. The Company’s Management submits to the Shareholders’ appreciation the Company’s financial statements related to the fiscal year ended December 31, 2023, pursuant to CVM Ruling 81, containing its accompanying notes, together with the Independent Auditors’ Report and Opinion, the Fiscal Council's Opinion, and the Report of the Company's Statutory Compliance and Audit Committee.

Additionally, pursuant to article 133 of the Brazilian Corporations Law, article 10 of CVM Ruling 81, and article 27, paragraph 1 of CVM Ruling No. 80, dated March 29, 2022 (“CVM Ruling 80”), the following documents are made available for the analysis of the Shareholders:

(i)           Financial Statements and explanatory notes for the fiscal year ended on December 31, 2023;

(ii)         Form of Standard Financial Statements - DFP;

(iii)        Independent Auditors’ Report and Opinion;

(iv)        Statutory Compliance and Audit Committee’s Report;

(v)	Fiscal Council’s Report;

(vi)        Statement by the Officers that they have reviewed, discussed and agreed on the opinions expressed in the Independent Auditors’ Report;

(vii)      Statement by the Officers that they have reviewed, discussed and agreed on the Financial Statements; and

(viii)     Comments by the Company’s managers about the Company's financial situation, pursuant to Section 2 of its Reference Form.

The aforementioned documents, as well as the minutes of the meetings of the Board of Directors and of the Fiscal Council that resolved on these documents, as applicable, are also available for consultation by the Shareholders at the Company's offices, located in the State of São Paulo, City of São Paulo, at Rua Lemos Monteiro, 120, 24º andar, Butantã, CEP 05501-050, at its website (www.braskem-ri.com.br) and at the websites of CVM (www.cvm.gov.br) and of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

The document indicated in item (viii) above regarding the comments of the Company's managers on its financial situation is attached to this Proposal as Exhibit I.

The Management clarifies that, according to the Income Statement of the Fiscal Year contained in the Financial Statements referring to the fiscal year ended December 31, 2023, the Company calculated a loss in the amount of BRL 4,579,037,700.41, which after considering the effects of the amounts posted directly to the Accumulated Profits, resulted in a full absorption of the Company’s Profit Reserve, of BRL 1,825,616,292.30. Under the terms of article 189, sole paragraph of the Corporations Law, the loss for the 2023 fiscal year will be partially absorbed by the Company’s Profit Reserve and the remainder recorded in “Accrued Profits”.

Pursuant to Circular Letter/Annual-2024-CVM/SEP, the Company will not present the information indicated in Exhibit A of CVM Ruling 81 due to the calculation of loss in the 2023 fiscal year.

2.               To examine, discuss and vote on the Management’s Report and respective administrators’ accounts pertaining to the fiscal year ended on December 31, 2023

As approved by the Company’s Board of Directors at a meeting held on March 18, 2024, pursuant to article 26, item “V” of its Bylaws, the Company's Management submits for the appreciation of the Shareholders (i) the Management report on the corporate business and the main administrative facts of the fiscal year ended December 31, 2023 was made available to the Shareholders, pursuant to article 133 of the Corporations Law, article 10 of CVM Ruling 81 and article 27, paragraph 1 of CVM Ruling 80, and filed with the CVM on March 19, 2024, and will be published in the newspaper “Correio da Bahia” as provided in article 124 of the Brazilian Corporations Law and on the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/). and (ii) the respective managers' accounts for the fiscal year ended on December 31, 2023.

3.               Election of members and alternate members of the Company’s Board of Directors

The Management of the Company proposes that the Shareholders resolve on the election of eleven (11) full members and alternates for its Board of Directors for a unified term of office of two (2) years, which will be effective until the date of the Annual General Meeting which shall resolve on the financial statements of the Company for the fiscal year which will end on December 31, 2025, as set forth in articles 18 and 20 of the Company’s Bylaws.

The Management submits to the Shareholders the election of the following slate indicated by the shareholders Novonor S.A. - Under judicial reorganization and NSP Investimentos S.A. - Under judicial reorganization (jointly, “Novonor”) and by Petróleo Brasileiro S.A. - Petrobras (“Petrobras”):

FULL MEMBERS	ALTERNATES
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	-
JOSÉ HENRIQUE REIS DE AZEREDO	MARCOS ANTONIO ZACARIAS
PAULO ROBERTO BRITTO GUIMARÃES	RODRIGO TIRADENTES MONTECHIARI
GESNER JOSÉ DE OLIVEIRA FILHO (Independent candidate)	-
JOÃO PINHEIRO NOGUEIRA BATISTA	-
ANDRÉ AMARO DA SILVEIRA (Independent candidate)	-
JULIANA SÁ VIEIRA BAIARDI	-
HECTOR NUÑEZ	GUILHERME SIMÕES DE ABREU
ROBERTO FALDINI	-
CARLOS PLACHTA (Independent candidate)	DANIEL PEREIRA DE ALBUQUERQUE ENNES
DANILO FERREIRA DA SILVA	LINEU FACHIN LEONARDO

The alternate member candidates listed above are attached to the respective full members.

The Board of Directors, after analyzing the classification of each candidate to the independence criteria established in Exhibit K to CVM Resolution 80 and in the Global Policy of the Company's Compliance System, attested to the classification of Messrs. Gesner Oliveira, André Amaro and Carlos Plachta in

relation to said criteria, based on the declaration of independence presented by said candidates and on the opinion of the Company's Statutory Compliance and Audit Committee, which also evaluated the matter. The characterization of the independence of the candidates shall be decided by the Meeting.

The information on the professional experience of the candidates nominated to form the ticket is available in Exhibit II of this Proposal, pursuant to article 11, item I, of CVM Ruling 81 (items 7.3 to 7.6 of the Reference Form) and Exhibit K of CVM Resolution 80.

Procedure to elect members of the Company’s Board of Directors:

A.	Separate election

Firstly, If the requirements below are met, the Company will conduct a separate voting for the sitting member of the Board of Directors and their respective alternate.

Under the Corporations Law, the separate election will only occur if there is a request: (i) from Shareholders holding common shares representing at least fifteen percent (15%) of the Company’s voting shares, pursuant to article 141, paragraph 4, item I, of the Corporations Law, which scenario is not possible, considering the number of outstanding common shares issued by the Company (thus disregarding the shares bound to the Company’s Shareholders’ Agreement); or (ii) by shareholders holding preferred shares that represent, at least, ten percent (10%) of the total capital stock of the Company, pursuant to article 141, paragraph 4, item II, of the Corporations Law. If the quorums set forth in items (i) and (ii) are not achieved, the separate voting for the election of one (1) full member and respective alternate may be required by holders of common shares and preferred shares jointly representing, at least, ten percent (10%) of the total capital of the Company, pursuant to article 141, paragraph 5, of the Corporations Law.

The Shareholders (including the final beneficiaries of the American Depositary Receipts representing preferred shares) may only take part in the separate voting process for shares (or ADRs) held uninterruptedly for at least three (3) months immediately prior to the date when the Meeting is held. The proof of uninterrupted ownership of the shares (or ADRs) shall be sent directly to the Company, through e-mail braskem-ri@braskem.com, by April 29, 2024.

The Company clarifies that, on March 18, 2024, it received from the shareholder GERAÇÃO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, represented by its attorneys-in-fact, a request for the inclusion in the remote voting ballot of effective and alternate candidates for the eventual separate election of a member and his/her respective alternate to the Board of Directors by the minority shareholders holding preferred shares, under the terms of article 141, paragraph 4, II of the Brazilian Corporate Law.

The information received by the Company regarding the professional experience of the candidates nominated by said shareholder is available in Annex V of this Proposal, in accordance with article 7,

item II and article 8, item II of CVM Resolution 81 (items 7.3 to 7.6 of the Reference Form) and Annex K of CVM Resolution 80.

B.	Majority election

If the separate election is not required or is required without meeting the requirements imposed in article 141, paragraphs 4, 5 and 6 of the Corporations Law, the Company will conduct the majority election of the members of its Board of Directors, pursuant to article 129 of the Corporations Law. The slate voting system will be adopted, and the votes will be cast on a list of candidates previously determined, so that, in the end, all members appointed by Novonor and by Petrobras, which own the majority of the voting shares, will be elected.

If separate voting has occurred, one (1) of the eleven (11) vacant positions of the Board of Directors will be held by the director elected by separate election, with ten (10) vacant positions left to be occupied by the members appointed to form the ticket, subject to the provisions of the Shareholders’ Agreement filed at the Company's headquarters.

The number of shares held by the Shareholders with voting rights that choose to vote separately, if applicable, will be excluded from the calculation of the number of voting shares for the purposes of the majority election.

C.	Multiple Vote

As an alternative form of voting to the majority election, which should also occur after the separate election, if applicable, the Corporations Law contemplated the possibility of adopting a multiple vote.

It should be clarified, however, that the adoption of such a form of voting is not a possible scenario for the Company, considering that the outstanding voting shares issued by the Company represent less than five percent (5%) of the voting capital stock of the Company (article 141 of the Corporations Law and CVM Ruling 70, of March 22, 2022).

4.               To resolve on the election of the Chairman and Vice Chairman of the Company’s Board of Directors

The Company's Management submits to the Shareholders, pursuant to article 19 of the Bylaws, the election of Mr. José Mauro Mettrau Carneiro da Cunha, appointed by the shareholder Novonor, to the position of Chairman of the Board of Directors, and Mr. José Henrique Reis De Azeredo, appointed by the shareholder Petrobras, to the position of Vice-Chairman of the Board of Directors of the Company.

5.               To resolve on the election of members of the Company’s Fiscal Council and respective alternates

The Company’s Management proposes to resolve on the election of the following full members and their respective alternates to the Company’s Fiscal Council, for a term of office that shall last until the date of the next Annual General Meeting of the Company concerning the financial year to end on December 31, 2024, pursuant to articles 42 and 43 of its Bylaws.

The Management submits to the Shareholders the election of the following ticket, nominated by Novonor and Petrobras:

FULL MEMBERS	ALTERNATES
ISMAEL CAMPOS DE ABREU	IVAN SILVA DUARTE
GILBERTO BRAGA	TATIANA MACEDO COSTA REGO
HENRIQUE JAGER	CAIO CESAR RIBEIRO
ROBERTO DOS SANTOS RODRIGUES	JEFERSON GUSTAVO SALERNO

The alternate member candidates listed above are attached to the respective full members.

The information on the professional experience of the candidates nominated to form the ticket is available in Exhibit II, pursuant to article 11, item I, of CVM Ruling 81 (items 7.3 to 7.6 of the Reference Form).

If there is a separate election of one (1) member and his/her respective alternate to the Audit Committee, pursuant to article 161, paragraph 4, (a), of the Corporations Law, the Audit Committee shall be composed of all the members indicated on the ticket and the effective member and respective alternate elected in a separate vote.

The Company clarifies that, on March 18, 2024, received from the shareholder GERAÇÃO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, represented by its attorneys-in-fact, a request for the inclusion in the remote voting ballot of effective and alternate candidates for the eventual separate election of a member and his/her respective alternate to the Board of Directors by the minority shareholders holding preferred shares, under the terms of article 161, paragraph 4, (a) of the Brazilian Corporate Law.

The information received by the Company regarding the professional experience of the candidates nominated by said shareholder is available in Annex V to this Proposal, in accordance with article 7, item II and article 8, item II of CVM Resolution 81 (items 7.3 to 7.6 of the Reference Form).

6.               Setting the annual global compensation of the Company’s managers and Fiscal Council members for the fiscal year to be ended on December 31, 2024.

The total amount proposed for the 2024 fiscal year for the annual and overall compensation of the Managers, pursuant to article 152 of the Corporations Law, is up to BRL 84,395,221.23, including fixed and variable fees, as well as applicable benefits, net of social charges borne by the employer.

Additionally, the Management proposes the amount of BRL 1,115,100.00 referring to the compensation of the members of the Fiscal Council, observing the provisions of article 162, paragraph 3, of the Brazilian Corporations Law.

Pursuant to article 13 of CVM Ruling No. 81, this Proposal contains thorough information referring to the setting of the compensation for the Managers and the Fiscal Council, pursuant to its Exhibits III and IV.

I.	Shareholders’ Participation:

The Meeting will be held exclusively digitally, for which reason the Shareholder's participation can only be:

(a)       via remote voting ballot (“ballot”), and the detailed instructions regarding the documentation required for remote voting are contained in the ballot, which can be accessed through the websites of the Company (www.braskem-ri.com.br), of the CVM (www.cvm.gov.br) and of B3 (www.b3.com.br); and

(b)       via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 28, paragraphs 2 and 3 of CVM Ruling 81, in which case the Shareholders may: (i) simply take part in the Meeting, whether the Shareholders have sent in the ballot or not; or (ii) participate and vote at the Meeting, observing that, with regard to the Shareholder that has already sent in the ballot and that, if it so wishes, votes at the Meeting, all voting instructions received through the ballot shall be disregarded.

Since the Meeting shall be held exclusively through digital means, we note that the Shareholders that vote or participate in the Meeting through any of the means set forth herein (Bulletin or Digital Platform), including final beneficiaries of the American Depositary Receipts representing preferred shares, who send voting instructions to the ADR depositary institution and wish to request and/or vote at a separate election to the Company’s Board of Directors, must send a statement of uninterrupted shareholding position under article 141, paragraph 6, of the Corporations Law directly to the Company, to e-mail braskem-ri@braskem.com

Documents necessary to access the Digital Platform:

The Shareholders that wish to participate in the Meeting must send to e-mail address braskem-ri@braskem.com, with a request for receipt confirmation, at least 2 days in advance of the date scheduled for the Meeting, that is, by April 27, 2024, the following documents:

(i)	evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least eight (8) days prior to the Meeting;

(ii)	if the Shareholder is (a) an individual, the Shareholder’s identity document; or (b) legal entity, instrument of incorporation, bylaws or articles of incorporation, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Office that prove the powers of representation;

(iii)	if the Shareholder is an investment fund, the fund rules with the information referred to above, pertaining to its administrator or manager, according to the representation rules foreseen in the fund’s regulation;

(iv)	additionally, in case the Shareholder (individual, legal entity or investment fund) is represented by an attorney-in-fact, (i) the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporations Law; and (b) identity document of the attorney; and

(v)	with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the entity with authority.

Pursuant to article 6, paragraph 3, of CVM Ruling 81, access to the Digital Platform shall be forbidden to Shareholders that do not submit the necessary participation documents within the deadline set forth herein.

If the Shareholder (including final beneficiaries of American Depositary Receipts representing preferred shares) wishes to request a separate election to the Board of Directors, it must also submit, with the aforementioned advance, proof of uninterrupted ownership of the shares (or ADRs), pursuant to article 141, paragraph 6, of the Corporations Law.

The Company explains that it shall waive the sending of the physical counterparts of the Shareholders’ representation documents to the Company’s offices, as well as the authenticity certification of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above.

The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

Below we describe detailed information about the deadlines and procedures for participating in the Meeting:

(a)       Remote Voting ballot: the Company shall adopt the remote voting system pursuant to CVM Ruling 81, allowing its shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company's shares (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, 3.500, 3º andar, in the City of São Paulo, CEP 04538-132, shareholders assistance through phone numbers 3003-9285 (capital and metropolitan areas); or 0800 7209285 (other locations through the website https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/atendimento/perguntas-frequentes or through e-mail PreAtendimentoEscritural@itau-unibanco.com.br); or (iii) directly to the Company: (iii.1) physically, by sending it to the office located at Rua Lemos Monteiro, nº 120, 24º andar, City of São Paulo, State of São Paulo, CEP 05501-050; or (iii.2) electronically, to e-mail braskem-ri@braskem.com, with a request for confirmation of receipt, in accordance with the guidelines contained in the Ballot itself.

(b)       Digital Platform: the Shareholders that wish to take part in the Meeting must send the request to the Company through e-mail braskem-ri@braskem.com, with a request for receipt confirmation, at least 2 days in advance of the date set for the Meeting to be held, that is, by April 27, 2024, which must also be properly accompanied by all of the Shareholder’s documents for participation in the Meeting (as detailed above, in the Meeting Call Notice and in the Manual to Participate in the Meeting), noting that access to the Digital Platform shall be forbidden for shareholders that do not submit the necessary participation documents within the deadline set herein, pursuant to article 6, paragraph 3, of CVM Ruling 81.

The Company shall send the individual invitations to access the Digital Platform and the respective instructions to access the Digital Platform to the Shareholders that have submitted their requests within the deadline and under the conditions above, as already stated in the Manual to Participate in the Meeting.

The Shareholder that participates through the Digital Platform shall be deemed present at the Meeting and may exercise its voting rights and sign the respective Meeting Minutes, pursuant to article 47, paragraph 1, of CVM Ruling 81.

If the Shareholder that has properly requested to participate does not receive from the Company the e-mail with the instructions for access and participation in the Meeting at least 24 hours in advance of its holding (that is, by 4:00 p.m. of April 28, 2024), it shall get in touch with the Company through phone numbers +55 (11) 3576-9531 – in any event, before 12:00 p.m. of April 29, 2024, so that its respective access instructions are resent (or provided over the phone).

The Company shall provide technical support in case the Shareholders have any problems participating in the Meeting. However, the Company takes no responsibility for any operational or connection issues the Shareholder may face, nor for any other possible matters not related to the Company, which may hinder or prevent the Shareholder from participating in and voting at the Meeting.

The Company also recommends that the Shareholders become familiar with the use thereof beforehand, as well as that they ensure the compatibility of their electronic devices with the use of the platform (by video and audio).

Additionally, the Company asks the Shareholders to, on the day of the Meeting, access the Webex Digital Platform at least 15 minutes before the time scheduled for the Meeting to start, to enable access validation and participation of all Shareholders using it.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

* * *

EXHIBIT	PAGE
EXHIBIT I - Comments by the Company’s managers, pursuant to item 2 of the Reference Form.	12
EXHIBIT II – Nomination of candidates appointed by Novonor and Petrobras to occupy the positions of full and alternate members of the Board of Directors and Fiscal Council of the Company, under article 11, item I, of CVM Ruling 81.	81
EXHIBIT III – Proposal for management compensation, pursuant to article 13, item I of CVM Ruling 81.	102
EXHIBIT IV – Proposal for management compensation, as per information in item 8 of the Reference Form, pursuant to article 13, II of CVM Ruling 81.	105
EXHIBIT V - Nomination of candidates nominated by the shareholder GERAÇÃO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES for separate elections of a member and respective alternate member of the Company's Board of Directors and Fiscal Council, pursuant to article 7, item II and article 8, item II of CVM Resolution 81.	145

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

EXHIBIT I

MANAGEMENT PROPOSAL

FOR THE ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 29, 2023

Comments by the Company’s managers about the Company's financial situation, pursuant to Section 2 of its Reference Form

2. Officers' comments

Introduction

The financial information contained in this item 2 refers to and should be read in conjunction with the consolidated financial statements for the fiscal year ending December 31, 2023 and the related accompanying notes. The information in this item 2, except when otherwise indicated, is expressed in millions of Reais.

The consolidated financial statements for the year ending December 31, 2023 have been prepared in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards, or IFRS.

The comments from the Company’s officers’ are an opinion on the impacts or effects of the data presented in the financial statements regarding the Company’s financial standing and aim to providing investors with information that will help them to compare the financial statements for the fiscal years ended December 31, 2023, as well as to understand the changes in the main lines of such financial statements between the analyzed periods and the main factors that explain the variations. The Company’s Management cannot guarantee that the financial standing and the results achieved in the past will be reproduced in the future.

Information in this item shall be read and analyzed together with the information in the complete financial statements and their respective explanatory notes, available on the Company’s website (www.braskem-ri.com.br) and on CVM's website (www.cvm.com.br).

The terms “HA” and “VA” in the columns of certain tables in item 2 in general mean “Horizontal Analysis” and “Vertical Analysis”, respectively.

2.1 – Officers' comments on the financial and equity conditions:

2.1.a - General financial and equity conditions

The officers understand that the Company presents financial and equity conditions that are compatible with its area of operation and are enough to implement its strategic goal of meeting the needs of its Clients in the value chain of the chemical, petrochemical and plastic industry in Brazil and in the world, generating value for its shareholders.

On December 31, 2023, the Company recorded a loss for the year attributable to shareholders1 of BRL 4.579 million. Regarding the Company’s equity conditions, on December 31, 2023, the total equity attributable to shareholders¹ of the Company was positive BRL 3,992 million. Thus, for the fiscal year ending December 31, 2023, the Company had a net loss for the year attributable to shareholders¹ of 114.7% of the amount of total equity attributable to shareholders¹ of the Company.

1 It does not take into account the interest of non-controlling shareholders in controlled companies.

The Company's liquidity indicators for the last fiscal year are presented in the table below:

Fiscal year ended on December 31, 2023
Current Liquidity (x)[1]	1.53
General Liquidity (x)[2]	1.04
¹ Current Liquidity = Current Assets /Current Liabilities ² General Liquidity = (Current Assets + Non-Current Assets) / (Current Liabilities + Non-Current Liabilities)

2.1.b – Capital Structure

The officers indicate, in the table below, the Company’s consolidated capital structure evolution in relation to the last fiscal year:

	Fiscal year ended on December 31, 2023
	Millions of BRL	%
Net equity	3,992	4
Third-Party Capital	87,750	96

The Company seeks to diversify its sources of funding through the use of capital markets, commercial banks, development banks, credit agencies, and working capital. The Company's financial strategy remains focused on maintaining a long average debt term, with few short-term debt maturities.

2.1.c. - Ability to pay financial commitments undertaken

The Company’s officers believe that the levels of financial leverage and liquidity are proper for the Company to fulfill its present and future obligations and to enjoy commercial opportunities as they appear, although the Company’s officers cannot guarantee that this situation will remain the same.

The Company assumed commitments (third-party funding) in the fiscal year ending December 31, 2023, in the total amount of BRL 10,991 million, without considering third-party funding by the subsidiary Braskem Idesa. The strategy of undertaking commitments aims at lengthening the debt profile and reinforcing the Company's liquidity. Subsidiary Braskem Idesa raised BRL 688 million with international commercial banks and BRL 545 million with forfaiting transactions, totaling BRL 1,233 million, in the fiscal year ended on December 31, 2023.

During the year, the Company sought to maintain its liquidity level high, reflecting its ability to pay via operating cash generation and the maintenance of the international revolving credit line, thus guaranteeing the coverage of its financial obligations in 72 months on December 31, 2023. This coverage period does not include Braskem Idesa’s liquidity or its obligations.

The Company’s ability to pay, however, may be affected by several risk factors. In summary, it is possible to say that the Company’s main cash needs usually comprise: (i) working capital needs; (ii) payment of debt service; (iii) capital investments related to investments in operations, modernization and strategic investments; (iv) payment of taxes; and (v) payment of dividends to the Company's shareholders, when applicable. In order to meet these cash needs, the Company has been traditionally relying on the cash flow derived from its operating activities and third-party capital.

In the fiscal year ended on December 31, 2023, the Company had the following ratings by rating agencies S&P Global Ratings and Fitch Ratings:

Fiscal year ended on December 31, 2023
Fitch Ratings	BB+ Rating Watch Negative
S&P Global Ratings	BBB- Negative

In August 2023, S&P Global Ratings affirmed Braskem's rating at 'BBB-/brAAA', with a change of perspective to negative. In December 2023, Fitch Ratings downgraded Braskem's rating to 'BB+'/'AAA(bra)', with a negative observation. Finally, in December 2023, Braskem canceled the corporate rating with the rating agency Moody's as communicated to the market on December 5, 2023.

In February 2024, S&P Global Ratings downgraded Braskem's rating to 'BB+/brAAA', with a change of perspective to stable.

2.1.d – Sources of funding for working capital and for investments in non-current assets used

The Company used the commitments (funding from third parties) mentioned in the previous item as sources of funding for working capital and investments in non-current assets in the period. Operating cash generation was negative, resulting in a consumption of BRL 2,272 million in the fiscal year ending on December 31, 2023. The Company raised funds through export credit transactions in the modalities of PPEs (Prepayment of Exports), bills of rural products and through receivable assignment transactions (see item 2.1.f for more details on relevant loans and financing contracts).

2.1.e – Sources of funding for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls

The officers believe they can cover occasional liquidity shortfalls of the Company with a combination of: (i) funds from the Company’s operations in general; (ii) funds from financing projects, including new actions to raise money and refinancing the already-existing debt; and (iii) funds derived from the reduction of the operational cycle and consequent reduction of the need for working capital funds. The Company also has a revolving credit line taken out abroad, in the amount of USD 1 billion, to become due in 2026, which can be used in case of liquidity contingency.

2.1.f – Indebtedness levels and characteristics of such debts

The Company’s indebtedness profile may be summarized by the tables below, sorted between Braskem’s indebtedness profile without considering Braskem Idesa’s debt and Braskem Idesa’s indebtedness profile.

Braskem (ex-Braskem Idesa)	Fiscal year ended on December 31, 2023 (Millions of BRL)
Short-Term Debts	2,029

Long-Term Debts	40,207
Debts in Reais	12%
Debts subject to dollar exchange variation	88%
Debts subject to other currencies exchange variation	0%
Unsecured Debts	99%
Asset-Backed Debts	1%
Debts covered by other types of guarantees	0%

Braskem Idesa	Fiscal year ended on December 31, 2023 (Millions of BRL)
Short-Term Debts	739
Long-Term Debts	10,511
Debts in Reais	0%
Debts subject to dollar exchange variation	100%
Debts subject to other currencies exchange variation	0%
Unsecured Debts	0%
Asset-Backed Debts	100%
Debts covered by other types of guarantees	0%

Braskem’s agenda for debt repayment may be summarized by the chart below, separated between Braskem’s schedule without considering Braskem Idesa’s debt and Braskem Idesa’s schedule:

Braskem (ex-Braskem Idesa)	2024	2025	2026	2027	2028	2029	2030	2031	2032 onwards	TOTAL
	(millions of BRL)
Brazilian Currency	215	71	526	371	686	2,707	212	169	115	5,072
Foreign currency	1,826	523	1,232	1,852	6,098	157	7,329	4,162	13,984	37,164
Total	2,041	594	1,758	2,223	6,784	2,864	7,541	4,331	14,099	42,236

Braskem Idesa	2024	2025	2026	2027	2028	2029	2030	2031	2032 onwards	TOTAL
	(millions of BRL)
Mexican Currency	-	-	-	-	-	-	-	-	-	-
Foreign currency	237	47	368	-	554	4,290	-	-	5,755	11,250
Total	237	47	368	-	554	4,290	-	-	5,755	11,250

2.1.f (i) – Material loan and financing agreements

The Company’s Officers describe below: (i) the main conditions, guarantees and restrictive clauses connected to the loan and financing agreements they classify as material; (ii) other long-term relationships with financial institutions; (iii) debt subordination levels; and (iv) possible restrictions imposed upon the issuer.

BRASKEM LOANS

Foreign currency	Average interest rate (% p.a.)	Maturity Date	Principal outstanding balance and interest on December 31, 2023
			Millions of USD	Millions of BRL
Bonds	Described in item (a) below	Described in item (a) below	6,606	31,980
Debts indexed to SOFR ¹	1.55	Jan/2024 to Feb/2031	1,158	5,604
Others	6.41	Apr/2024 to May/2029	12	58

(1)              Includes BRL 2,257 million of financing contracted by subsidiaries Braskem Netherlands Finance B.V. and Braskem Netherlands B.V. with insurance from SACE and NEXI, Italian and Japanese export credit agencies, respectively, guaranteed by Braskem; BRL 586 million in financing contracted by subsidiary Braskem America with insurance from Euler Hermes, a German export credit agency; and BRL 133 million of financing contracted by Braskem S.A. with a term of 7 years and guaranteed with plant assets.

It should be noted that part of the debts linked to Term SOFR on December 31, 2023 were linked to Libor on December 31, 2022, and subsequently had their contracts amended throughout 2023 to replace this rate by Term SOFR, but without material impacts on the cash flows of these transactions of the Company.

Brazilian Currency	Average interest rate (% p.a.)	Maturity Date	Principal outstanding balance and interest on December 31, 2023
			Millions of USD	Millions of BRL
Debentures	Described in item (b) below	Described in item (b) below	808	3,910
Debts indexed to the IPCA	6.01	Jan/2024 to Jan/2031	70	341
Debts indexed to the CDI	1.48	Mar/2024 to Jul/2027	172	830
Others	7.04	Jan/2024 to Dec/2035	4	19

(a)	Bonds
Date of Issue	Operation Currency	Amount Issued (Transaction Currency in MM)	Maturity Date	Interest		Repayment of Principal	Outstanding Balance Principal Amount and Interest on December 31, 2023
				Coupon (% p.a.)	Payment		Millions of USD	Millions of BRL
Jul/11 and Jul/12	USD	750	Jul/41	7.13%	Biannually	Final	584	2,825
Feb/14 and May/14¹	USD	750	Feb/24	6.45%	Biannually	Final	-	-
Oct/17	USD	1,250	Jan/28	4.50%	Biannually	Final	1,198	5,798
Nov/19	USD	1,500	Jan/30	4.50%	Biannually	Final	1,521	7,364
Nov/19	USD	750	Jan/50	5.88%	Biannually	Final	768	3,720
Jul/20²	USD	600	Jan/81	8.50%	Biannually	Final	636	3,077
Feb/23	USD	1,000	Feb/33	7.25%	Biannually	Final	1,028	4,976
Sep/23	USD	850	Jan/31	8.50%	Biannually	Final	872	4,220
Total							6,607	31,980

(1)     Early settlement made in February 2023

(2)     This bond has options for amortization at par, by the Company, for periods of 90 days prior to each interest redefinition, with the first interest redefinition occurring in January 2026 and the others every 5 years thereafter.

(b)   Debentures

Date of Issue	Series	Maturity Date	Interest		Outstanding Balance Principal Amount and Interest on December 31, 2023
			Index	Coupon (% p.a.)	Millions of USD	Millions of BRL
Mar/13	Single¹	Mar/25	IPCA	6.00%	13	64
Sep/13	Single²	Sep/25	% of CDI	126.50%	5	22
Jan/22	1st³	Dec/28	IPCA	5.54%	133	644
Jan/22	2nd ³	Dec/31	IPCA	5.57%	32	154
May/22	1st	May/29	CDI	1.75%	159	769
May/22	2nd	May/32	CDI	2.00%	51	248
Aug/22	Single[4]	Aug/29	CDI	1.75%	162	787

Nov/22	1st	Nov/29	CDI	1.70%	232	1,124
Nov/22	2nd	Nov/32	CDI	1.95%	20	98
Total					807	3,910

(1)     Issued by Distribuidora de Águas de Camaçari (“DAC”).

(2)     Issued by Cetrel.

(3)     Private debentures issued by Braskem, used as collateral for the issuance of Agribusiness Receivables Certificates ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A.

(4)     Debentures modified to unsecured kind in March 2023, as provided for in the issuance documents.

BRASKEM IDESA FINANCING

(a) Bonds¹

Date of Issue	Operation Currency	Amount Issued (Transaction Currency in MM)	Maturity Date	Interest		Repayment of Principal	Outstanding Balance Principal Amount and Interest on December 31, 2023
				Coupon (% p.a.)	Payment		Millions of USD	Millions of BRL
Nov/19	USD	900	Oct/29	7.45%	Biannually	Final	905	4,383
Oct/21²	USD	1,200	Feb/32	6.99%	Biannually	Final	1,226	5,936
Total							2,131	10,319

(1)     Braskem Idesa gave fixed assets with the same value as the bonds as collateral.

(2)     This bond is a sustainability-linked bond with a ten-year term and a rate of 6.99% p.a., and may be increased by up to 0.37% p.a. if the goal is not achieved.

(b) Others

Date of Issue	Operation Currency	Maturity Date	Interest			Outstanding Balance Principal Amount and Interest on 12/31/2023
			Index	Coupon (% p.a.)	Payment	Millions of USD	Millions of BRL
Oct/21¹	USD	Oct/26³	Term SOFR	4.25%	Quarterly	142	625
Nov/23²	USD	Oct/28	Term SOFR	3.00%	Quarterly	158	766

(1)     Braskem Idesa granted as collateral fixed assets and other rights (such as shares and receivables).

(2) Terminal Química granted as collateral fixed assets.

(3) On June 29, 2023, Braskem Idesa obtained an extension of waiver of calculating the leverage ratio (covenant) until March 31, 2024. In this sense, although Braskem Idesa is not in default or has been requested to accelerate this debt by creditors, as the waiver does not cover a period of at least 12 months, the principal amount of the financing of BRL 502 million was classified as current liabilities on December 31, 2023.

2.1.f (ii) – Long-term relationships with financial institutions

In addition to the relations derived from loan and financing agreements, whose more relevant items were described in item 2.1.f(i) above, the Company has the following long-term relations with financial institutions arising from transactions with derivatives:

Identification	Type	Amount Par value		Maturity Date	Fair value, net Millions of BRL
		Millions of USD			2023
Naphtha Swaps	Derivative of commodities	3		Dec-2023 to Feb-2024	(3)
Identification	Type	Par value	Average Strike	Maturity Date	Fair value, net Millions of BRL
		Millions of BRL	(foreign exchange BRL/USD)		2023
Dollar purchase and sale option	Puts and calls	6,720	4.51 (put) and 6.78 (call)	Jan-2024 to May-2025	(37)
Swap CDI – Dollar	Interest Rate Swap	1,270	-	Jan-2023 to Jan-2025	(36)
Swap CRA	Interest Rate Swap	742	-	Jan-2023 to Dec-2031	(128)

2.1.f (iii) – Degree of subordination among the Company’s debts

Upon a possible collective creditor collection, subordination among the obligations registered under liabilities will be carried out in accordance with the provisions of Law No. 11,101/2005, updated by Law No. 14,112/2020, observing the following order: (i) social and labor obligations; (ii) claims with security interest; (iii) taxes payable; (iv) unsecured creditors. (vi) subordinated credits; and (vii) interest due after the declaration of bankruptcy.

Braskem (ex-Braskem Idesa) Fiscal year ended on December 31, 2023¹
Degree of Subordination	Type of Collateral	Less than one year	One to three years	Three to five years	Longer than five years	Total

Senior	No Security Interest	1,799	4,414	6,809	26,106	39,128
Senior	With Security Interest (Debt service reserve account)	142	205	-	-	347
Senior	With Security Interest (Other assets)	61	105	24	1	191
Subordination	No Security Interest	108	-	-	2,969	3,077
Total		2,111	4,724	6,833	29,076	42,743
(1) The balances presented above refer to the financing and debenture headings (current and non-current) presented in the Company’s Consolidated Financial Statements referring to the fiscal year ended on December 31, 2023.

Braskem (ex-Braskem Idesa) Fiscal year ended on December 31, 2023¹
Degree of Subordination	Type of Collateral	Less than one year	One to three years	Three to five years	Longer than five years	Total
Senior	With Security Interest	314	565	699	10,132	11,710
(1) The balances presented above refer to the Braskem Idesa financing items (current and non-current) presented in the Company’s Consolidated Financial Statements for the fiscal year ending December 31, 2023.

For credit rating purposes, the Company’s debts are covered by the personal sureties, with the exception of any debts contracted with BNDES, BNB, FINEP and NEXI, which are covered by in rem and financial sureties. From a contractual point of view, except for the Bond issued in July 2020, there is no subordination among debts, so that the payment of each one of them must observe the maturity date established in each contractual instrument, independently of the payment of the other debts.

Fiscal year ended on December 31, 2023 (Millions of BRL)
Current and Non-Current Liabilities	88,462
Net Equity Attributable to Shareholders	3,992
Indebtedness Index	22

2.1.f (iv) – Restrictions imposed on the Company, especially with regard to indebtedness ratios and limits on new indebtedness, distribution of dividends, divestiture, issuance of new securities, and disposal of ownership control.

The debts in which the Company acts as issuer or guarantor do not have restriction in relation to the limits for certain indicators connected with the indebtedness capacity and with the payment of interest. However, some of these financing agreements contain other obligations that restrict, among others, the ability of the Company and most of its subsidiaries to pledge, merger, merge, transfer or otherwise dispose of all or substantially all of their assets.

The covenanted restrictions have not resulted in the acceleration of any of the financing agreements entered into by the Company.

2.1.g – Limits of the contracted funding and percentages already used

On December 31, 2023, all credit limits taken out by the Company had been entirely used, except for the revolving credit facility in the amount of USD 1 billion, to become due in 2026.

2.1.h – Material changes in each item of the financial statements

Income Statement (Millions of BRL) CONSOLIDATED	Dec/23 (A)	VA%	Dec/22 (B)	VA%	Dec/23 x Dec/22 (A)/(B)
Net revenue from sales and services	70,569	100%	96,519	100%	(27%)
Cost of the products sold	(67,548)	(96%)	(85,161)	(88%)	(21%)
Gross profit	3,021	4%	11,359	12%	(73%)
Selling and distribution expenses	(1,916)	(3%)	(2,108)	(2%)	(9%)
Impairment of accounts receivable and others from clients	(83)	0%	(38)	0%	118%
General and administrative	(2,472)	(4%)	(2,764)	(3%)	(11%)
Research and development	(383)	(1%)	(374)	(0%)	2%
Equity interest income	7	0%	35	0%	(80%)
Other net revenues (expenses)	(966)	(2%)	(1,837)	(2%)	(47%)
Income before other net financial expenses and taxes	(2,792)	(4%)	4,272	4%	(165%)

Net financial income	(3,400)	(5%)	(4,225)	(4%)	(20%)
Financial expenses	(5,589)	(8%)	(5,066)	(5%)	10%
Financial revenues	1,678	2%	1,374	1%	22%
Result with derivatives and exchange variations, net	511	1%	(533)	(1%)	n.a.
Profit (loss) before income tax and social contribution	(6,192)	(9%)	47	0%	n.a.
Income tax and social contribution – current and deferred	1,302	2%	(868)	(1%)	(250%)
Net profit (loss) for the period	(4,890)	(7%)	(821)	(1%)	496%
Attributable to
Company Shareholders	(4,579)	(6%)	(336)	0%	N/A
Interest of Non-Controlling Shareholders in Controlled Companies	(311)	0%	(485)	(1%)	(36%)

The main changes in the operating results for the last fiscal year are explained below:

NET REVENUE FROM SALES AND SERVICES

Net sales and services revenue decreased by BRL 25,950 million, or 27%, to BRL 70,569 million in 2023 from BRL 96,519 million in 2022, mainly due to (i) lower international market prices for PE, PP and PVC in the Brazil segment, PP in the United States and Europe and PE in the Mexico segment; (ii) the lower sales volume of resins in the Brazilian and international markets and the lower sales volume of main chemicals in the Brazilian market in Brazil; and (iii) the appreciation of the real against the U.S. dollar of 3.3% between the periods.

COST OF PRODUCTS SOLD AND GROSS PROFIT

Cost of goods sold decreased by BRL 17,613, or 21%, to BRL 67,548 million in 2023, from BRL 85,160 million in 2022, mainly explained by (i) the decrease of BRL 15,037 million in cost of goods sold in the Brazil segment, which is mainly explained by the decrease of 16%, 49% and 36% in international references of naphtha, ethane and propane, associated with a reduction in the volume of sales of resins and chemicals in the Brazilian market, and export of resins; (ii) a decrease of BRL 3,859 in the cost of goods sold in the United States and Europe segment, which is mainly explained by the 16% drop in the international propylene benchmark in the United States and Europe; and (iii) a decrease of BRL 704 million in the cost of product sold in the Mexico segment, which is mainly explained by the 49% reduction in the international ethane reference. This effect was partially offset by the increase in sales volume in the period.

Consolidated Gross Profit decreased by BRL 8,338 million, or 73%, to BRL 3,021 million in 2023 from BRL 11,358 million in 2022. Gross margin (gross profit as a percentage of net revenue) decreased to 4.3% in 2023 from 11.8% during 2022.

SELLING AND DISTRIBUTION EXPENSES

Selling and distribution expenses decreased by BRL 192 million, or 9%, to BRL 1,916 million in 2023 from BRL 2,108 million in 2022, mainly due to (i) a reduction in third-party, storage and logistics expenses as a result of the implementation of variable cost reduction initiatives; and (ii) lower volume of sales in the Brazil segment. Selling and distribution expenses as a percentage of net revenue were 2.7% in the year ended on December 31, 2023, compared to 2% in the corresponding period of 2022.

IMPAIRMENT FROM TRADE RECEIVABLES AND OTHER RECEIVABLES

The impairment of accounts receivable and others from clients increased by BRL 44 million, or 118%, to an impairment expense of BRL 83 million in 2022 from an impairment expense of BRL 38 million in 2023, explained primarily due defaulting by clients in Brazil as a result of the economic and segment challenges.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses decreased by BRL 292 million, or 11%, to BRL 2.472 million in 2023 from BRL 2,764 million in 2022, mainly as a result of lower expenses resulting from advertising and publicity, consulting services, legal expenses and travel as a result of the implementation of fixed cost reduction initiatives. General and administrative expenses as a percentage of net revenue were 3.5% in the year ended December 31, 2023, compared to 2.9% in the corresponding period of 2022.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased by BRL 8 million, or 11%, to BRL 383 million in 2023, from BRL 374 million in 2022, explained primarily by higher expenses with employees and benefits, records and maintenance of trademarks and patents, property rental and laboratory materials.

EQUITY INTEREST INCOME

Equity interest income decreased by BRL 28 million, or 80%, to profits of BRL 7 million in 2023, from profits of BRL 35 million in 2022, due to lower net profit of investees Refinaria de Petróleo Riograndense (RPR) and greater losses of investee Sustainea Bioglycols. This effect was partially offset by an increase in profit for Borealis Brasil S.A.

OTHER REVENUES

Other revenues decreased by BRL 1,261 million, or 249%, to BRL 1,769 million in 2023, from BRL 507 million in 2022, mainly explained by (i) the claim settlement agreement signed with insurers; and (ii) recognition of PIS and COFINS tax credits for inputs considered essential and relevant.

OTHER EXPENSES

Other expenses increased by BRL 391 million, or 17%, to BRL 2,735 million in 2023, compared to BRL 2,344 million in 2022, mostly due to adjustment of accounting provisions related to the geological event of Alagoas pertaining to: (i) Global Agreement with the municipality of Maceió; (ii) progress of work fronts; and (iii) supplementary provisions throughout the year.

INCOME BEFORE OTHER NET FINANCIAL EXPENSES AND TAXES

Earnings before net financial expenses and taxes decreased by BRL 7,064 million, or 165%, to a loss of BRL 2,792 million in 2023, from profits of BRL 4,272 million in 2022, mainly due to lower earnings before net financial expenses and taxes of all the Company’s reportable segments, as a result of:

(a) income before net financial expenses and taxes of the Brazil segment decreased by BRL 4,013 million, or 187%, to a loss of BRL 1,871 million in 2023, compared to BRL 2,142 million in 2022. The operating margin of the Brazil segment, defined as a percentage of income before net financial expenses and taxes divided by net sales and service revenues, decreased to -4% in 2023, compared to an operating margin of 3.1% in 2022, mostly due to (i) lower sales volume of main chemicals in the Brazilian market, due to lower demand; (ii) the lower international spreads of PE, PP, and PVC in the period; and (iii) the appreciation of the Real against the Dollar of 3.3% between the periods;

(b) income before net financial expenses and taxes for the United States and Europe segment decreased by BRL 1,766 million, or 67%, to BRL 887 million in 2023, compared to BRL 2,653 million in 2022. The operating margin of the United States and Europe segment, defined as a percentage of income before net financial expenses and taxes divided by net sales and service revenues, decreased to 5% in 2023, compared to an operating margin of 11% in 2022 due to (i) lower PP spread in the United States and Europe; and (ii) the appreciation of the Real against the Dollar of 3.3% between the periods;

(c) income before net financial expenses and taxes of the Mexico segment decreased by BRL 617 million, or 220%, to a loss of BRL 337 million in 2023, from to BRL 280 million in 2022. The Mexico segment's operating margin, defined as a percentage of income before net financial expenses and taxes divided by net sales and service revenues, decreased to -7.6% in 2023, compared to an operating margin of 4.8% in 2022, mainly due to (i) lower international PE spreads; and (ii) the appreciation of the Real against the Dollar of 3.3% between the periods.

FINANCIAL INCOME

Financial Expenses

Financial expenses increased by BRL 409 million, or 8%, to BRL 5,589 million in 2023 from BRL 5,066 million in 2022, primarily explained by higher expenses with interest due to the increased outstanding gross debt in the period.

Financial Revenue

The financial revenues increased by BRL 304 million, or 22%, to BRL 1,678 million in 2023, from BRL 1,374 million in 2022, mainly due to the higher revenue with interest from investments in Brazil and in the international market, due to (i) the increase of the investments in the period; (ii) the increase in interest rates in Brazil and in the international market.

Results with derivatives and exchange variations, net

The result with derivatives and net exchange variation increased BRL 1,044 million, to a profit of BRL 511 million in 2023, from an expense of BRL 533 million in 2022, mainly as a result of the effects of (i) appreciation of the Real at the end of the period against the US Dollar on the average net exposure to the Dollar of the financial result not designated for hedge accounting in the amount of USD 3.9 billion for the twelve-month period ended December 31, 2023; and (ii) the appreciation of the Mexican Peso at the end of the period against the US Dollar on the average net Dollar exposure of Braskem Idesa's financial result not designated for hedge accounting in the amount of USD 2.0 billion for the twelve-month period ended on December 31, 2023.

INCOME TAX AND SOCIAL CONTRIBUTION – CURRENT AND DEFERRED

Income tax and social contribution was positive, at BRL 1,302 million in 2023, compared to an expense of BRL 868 million in 2022, due to loss before income tax and social contribution, which was mainly impacted by lower petrochemical spreads in the international market in all of the Company's segments in the period.

NET PROFIT (LOSS) FOR THE FISCAL YEAR

As a result of the foregoing, the Company recorded a loss of BRL 4,890 million 2023, compared to a net loss of BRL 821 million, or 1% of its net revenue, in 2022, due primarily to (i) the lower petrochemical spreads in the international market in all of the Company's segments in the period; and (ii) the provisions related to the geological event in Alagoas.

CASH FLOW

Cash Flow Statement (Millions of BRL) CONSOLIDATED	Dec-2023 (A)	VA%	Dec-2022 (B)	VA%	Dec-2023 x Dec-2022 (A)/(B)
Net cash (used) generated by operating activities	(2,272)	100%	8,951	100%	N/A
Cash used in investing activities	(4,525)	100%	(4,947)	100%	9%
Cash generation in financing	8,873	100%	225	100%	N/A
Foreign exchange variation of controlled companies abroad	(355)		(444)		-20%
Increase in cash and cash equivalents	1,721		3,785		-55%

Cash flows generated by Operating Activities

Net cash used in operating activities totaled BRL 2,272 million in 2023. Net cash used in operating activities decreased by BRL 11,223 million in 2023, compared to 2022, due to:

(a) lower operating income caused by (i) lower petrochemical spreads of PE, PP and PVC in the Brazil segment, PP in the United States and Europe and PE in the Mexico segment; (ii) the lower sales volume of main chemicals and resins in the Brazil segment and PP in Europe; and (iii) the appreciation of the Real against the Dollar by 3.3% between the periods;

(b) payments related to the Geological Event of Alagoas in the amount of BRL 2,686 million;

(c) the payment of BRL 3,550 million related to interest on debt securities during the year.

In 2023, the effects of these factors were partially offset:

(a) by the positive variation of working capital at BRL 2,584 million due mainly to (i) the lower international market price references in Accounts Receivable; (ii) the initiatives to optimize the operating working capital, resulting in a reduction of approximately 3 days in the average term of accounts receivable;

(b) by the corporate investment in CAPEX lower by BRL 244 million compared to the estimate at the beginning of the year, explained by the optimization and prioritization of investment;

(c) the lower payment of IR/CSLL in the period.

Cash Flows Used in Investing Activities

Net cash used in investing activities was BRL 4,525 million in 2023.

In 2023, investment activities involving the Company’s cash in a consolidated manner were mainly of (i) acquisitions of fixed assets of BRL 3,347 million, in the Brazil segment, which were mainly allocated to industrial operations, including investments related to operational efficiency, HSE, productivity and modernization; (ii) acquisitions of fixed assets of BRL 354 million in the United States and Europe segment, allocated to both industrial operations and strategic projects; and (iii) acquisitions of property, plant and equipment of BRL 842 million in Mexico for operational and strategic projects, such as the construction of the ethane import terminal through Terminal Química Puerto México and the expansion of the Fast Track solution.

Cash (investment) generation in financing

The (investment) cash generation in financing registered BRL 8,873 million in 2023.

During the year 2023, we raised mainly:

•	BRL 8,862 million through the issuance of 7.250% Senior Notes maturing in 2033 and 8,500% Senior Notes maturing in 2031; and
•	BRL 1,690 million through credit facilities with banks;

During 2023, we mainly used cash to pay:

•	BRL 1,453 million, related to the full redemption of our outstanding 6.450% Notes due 2024; and
•	BRL 1,209 million, referring to the payment of aggregate expenses related to the lease agreements.

Unless the board of directors deems it inconsistent with the Company’s financial position and the decision of the board of directors is ratified by shareholders, payment of dividends is mandatory under Brazilian Corporations Law and the Company’s bylaws and also is required under agreements with two of the Company’s shareholders and, consequently, may give rise to significant cash requirements in future periods.

2.2 – Officers' comments on operating and financial results:

2.2.a – Results from the Company’s transactions

i) description of any significant revenue element

The information in this item is presented in item 2.2 (b) below.

ii) factors with a material impact on operating results

Growth of Brazil’s GDP and Domestic Demand for the Company’s Products

In the fiscal year ended December 31, 2023, internal sales and exports of the Brazil segment represented 69% of the consolidated net revenue of all segments of the Company. Therefore, the Company’s sales volume is affected by the economic scenario of the country and in the other countries in which it operates. The results of transactions and the financial condition have been, and will continue to be, affected by the rate of growth or contraction of Brazilian, U.S., European, and Mexican GDP, and by global growth or contraction rates.

The following table shows the growth rates of the Brazilian GDP and other relevant macroeconomic indexes for the periods presented:

Fiscal year ended December 31, 2023
GDP Increase/Decrease(1)	3.1%
Inflation (IGP-M)(2)	(3.2%)
Inflation (IPCA)(3)	4.6%
CDI rate(4)	11.9%
Appreciation (depreciation) of Real vs. U.S. Dollar	(7.2%)
Foreign exchange rate at the end of the period rate -USD 1.00	BRL 4.8413

Sources:

(1) Brazilian GDP measured according to Sistema IBGE de Recuperação Automática – SIDRA.

(2) Inflation measured by the General Market Price Index (IGP-M) of Fundação Getulio Vargas.

(3) Inflation measured by IBGE's Broad Consumer Price Index (IPCA).

(4) The CDI rate is the average of the overnight inter-bank rates in Brazil (as of the last date of the respective period).

The Brazilian GDP growth rate has fluctuated significantly and the Company’s management believes it is likely that this fluctuation will persist. Management believes that the impact of economic growth in Brazil would likely positively affect the sales volume of its products in the Brazilian market, net sales and service revenues and operating results in the future. However, continued recession or low economic growth in Brazil would likely lead to a reduced volume of sales in the Brazilian market, with a negative potential effect on its operating results.

According to the IMF, the global economy is resilient and gradually recovering from the effects of the pandemic, the Russia-Ukraine war and the cost of living crisis. World GDP expanded by 6.1% in 2021, 3.5% in 2022 and is expected to grow by 2.1% in 2023 and 3.1% in 2024.

Effects of Fluctuations on Exchange Rates between the Real and the U.S. Dollar

The Company’s results of transactions and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of Real against the U.S. Dollar since: (i) a substantial portion of the Company’s net sales and services revenue is denominated in or linked to U.S. dollars; (ii) the Company’s costs with raw material and certain catalysts required in its production processes are incurred in U.S. dollars or are linked to said currency; (iii) some operating expenses and investments of other types are denominated in U.S. dollars or linked to U.S. dollars; and (iv) the Company has significant amounts of U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars.

Virtually all of the Company's sales are of petrochemical products for which there are international market prices expressed in dollars. In general, the Company’s Management seeks to define prices taking into account: (i) the price of the petrochemical products in the international markets; and (ii) in Brazil, the Real/Dollar exchange rate variations. As a result, although a significant portion of its net sales and services revenue is denominated in Reais, substantially all of its products are sold at prices that are based on international market prices that are quoted in U.S. Dollars.

In turn, fluctuations of Real will also affect the cost of naphtha, ethane, propane, propylene and other raw materials linked to the U.S. Dollar or imported raw materials. The price of raw materials under all contracts with Petrobras is linked to the Dollar. The pricing formula includes a factor that adjusts the price to reflect the exchange rate of the Real against the U.S. Dollar.

Depreciation of the Brazilian-real against the U.S. dollar generally causes an increase in production costs for products as the Company attempts to increase the prices of its products in Reais (to the extent possible in light of the market conditions prevailing in Brazil at the time), which may result in a reduction in sales volumes of its products. To the extent that the Company’s price increases are not sufficient to cover the increased costs with raw materials, its gross profit decreases. Conversely, appreciation of the real against the U.S. dollar generally causes a reduction in production costs of products as the Company generally lowers the prices of its products in reais, which may result in increased sales volumes of its products. In periods of high volatility in the dollar/real exchange rate, there is generally a lag between the time when the dollar appreciates or devalues and the time when the Company can effectively pass on such increases or decreases in cost in reais to its customers in Brazil. These pricing discrepancies decrease when the Real/U.S. Dollar exchange rate is less volatile.

The Company can enter into financial derivatives transactions to mitigate exchange rate risk associated with exposure to costs in Reais. Those operations can include call and put options and related strategies. For example, the Company may apply a hedging strategy referred to as collar, which is composed of the purchase of a put option associated with the simultaneous sale of a call option, where both options have the same maturity. In this case, if the real depreciates and the strike price of the call exceeds the exchange rate of the option’s exercise date, the Company may incur significant financial losses. However, since those strategies will be implemented only for non-speculative purposes (in accordance with the Company’s financial policy), potential losses on derivatives transactions should be offset by more competitive fixed costs in Reais.

The Company's consolidated U.S. dollar-denominated indebtedness represented 88% of its outstanding indebtedness as of December 31, 2023, excluding the debt related to Braskem Idesa. Including the latter, the Company's consolidated U.S. dollar-denominated indebtedness represented 90.5% of its outstanding indebtedness as of December 31, 2023.

As a result, when the real depreciates against the U.S. Dollar: (i) the interest costs on the U.S. dollar-denominated debt increase in Reais, which adversely affects the consolidated net profits of operations in Reais; (ii) the amount of the U.S. dollar-denominated debt increases in Reais, and its total liabilities and debt service obligations in Reais increase; and (iii) financial expenses tend to increase as a result of foreign exchange losses recorded by the Company, mitigated by its decision to designate, on May 1, 2013, October 10, 2017, February 2, 2019, May 2, 2019, November 1, 2019, December 31, 2019, January 2, 2020, March 1, 2021, September 1, 2022 and October 1, 2023, a part of its U.S. Dollar-denominated liabilities as a hedge for its future exports.

Export sales and sales through the U.S. and Europe segment, which enable the Company to generate receivables payable in foreign currencies, tend to provide a hedge against a portion of the Company’s U.S. dollar-denominated debt service obligations, but do not fully match them. To further mitigate its exposure to currency risk, the Company attempts, where possible, to borrow commercial financing for its working capital needs, the financing for which is generally available at a lower cost because it is linked to U.S. dollar exports.

The Real/US Dollar exchange rate has varied significantly over time. The Brazilian Real depreciated against the U.S. Dollar from mid-2011 to early 2016, and again from early 2018 to 2020. As of December 31, 2020, the Real/US Dollar exchange rate reported by the Central Bank was BRL 5.1967 to USD 1.00; on December 31, 2021, the Real/US Dollar exchange rate reported by the Central Bank was BRL 5.5805 to USD 1.00; on December 31, 2022, the Real/US Dollar exchange rate reported by the Central Bank was BRL 5.2177 to USD 1.00; and, as of December 31, 2023, the Real/US Dollar exchange rate reported by the Central Bank was BRL 4.8413 to USD 1.00. There is no guarantee that the real will not depreciate or appreciate further against the US dollar.

Effects of Brazilian Inflation

Brazilian inflation affects the Company’s financial performance by increasing some of its operating expenses denominated in Reais (and not linked to the U.S. Dollar). A significant portion of our cost of products sold, however, are denominated in or linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. Some of the Company’s Real-denominated debt is indexed to consider the effects of inflation. Under this debt, the principal amount generally is adjusted with reference to the General Market Price Index, an inflation index, so that inflation results in increases in the Company’s financial expenses and debt service obligations. In addition, a significant portion of our Real-denominated debt bears interest at the TLP or CDI rate, which is partially adjusted for inflation.

Effect of Sales Outside Brazil on the Company’s Financial Performance

The Company has significant production capacity located outside of Brazil from its plants located in the United States, Germany and Mexico.

During the fiscal year ended on December 31, 2023, 56% of the Company’s net revenue was derived from sales of its products outside Brazil, as compared 42% during 2022 and 47% during 2021.

Sales outside Brazil are important to us for diversification purposes in relation to regional supply and demand balance, macroeconomic factors and the political environment. In line with its strategy, sales outside Brazil affect the Company's financial performance by hedging its operations against risks linked to Brazil.

In 2021, the world economy continued to be affected by the adverse effects caused by the COVID-19 pandemic and in the last quarter of 2021, according to the IMF, the Omicron variant led to increased mobility restrictions and greater financial market volatility.

In 2022 and 2023, the world economy continued to be affected by geopolitical uncertainties, the conflict between Russia and Ukraine, rising inflation rates around the world and the "zero COVID" policy implemented by China during 2022. The combination of these factors caused the reduction or suspension of production, directly affecting the market for petrochemicals and other products worldwide.

Cyclical Events Affecting the Petrochemical Industry

Historically, the global petrochemical market has gone through alternating periods of limited supply, leading to rising global prices and profit margins, followed by periods of added production capacity, which puts downward pressure on utilization rates, global prices, and consequently operating margins, until demand recovers with this new level of product availability. This economic scenario is known as a petrochemical cycle.

Sales of petrochemicals and chemicals are linked to global demand and production levels (supply x demand), which can be affected by macroeconomic factors such as interest rates, oil prices, shifts to alternative products, innovation, consumer trends, regulatory and legislative oversight requirements, trade agreements, as well as disruptions, pandemics or other global events. Therefore, the Company’s results are influenced not only by our activities, but also by industry and macroeconomic scenarios, over which the Company has no control and which may adversely affect the Company’s operating results.

However, sometimes new opportunities arise from externalities, such as changing consumer behavior as an example derived from COVID-19: from 2020-2022, a large portion of the population has started to work from home and as a consequence, demand for various segments such as packaging, healthcare, construction has increased. The Company believes that this result has resulted in a less pronounced downward movement in the petrochemical industry.

These cyclical trends in international selling prices and operational margins relating to global capacity shortfalls and additions will likely persist, mostly due to the continuing impact of four general factors:

(i) cyclical trends in general business and macroeconomic activity produce swings in demand for petrochemicals;

(ii) during periods of reduced demand, the high fixed cost structure of the petrochemicals industry generally leads producers to compete aggressively on price in order to maximize capacity utilization;

(iii) significant capacity increases, through expansion or construction of plants, can take three to four years to become operational and are therefore necessarily based on estimates of future demand; and

(iv) since in most cases the competition for petrochemicals is focused on price, being a low cost producer is key to improving profitability. This favors producers with larger plants that maximize economies of scale, but building plants with high capacity can lead to significant increases in capacity that may outstrip current demand growth.

In the long term, the tendency is for the down cycle to soften and eventually revert to a bullish cycle again as the industry waits to make decisions about new investments, in the time that global trade rebalances, and world demand absorbs new capacity. Additionally, projects that are announced to start further in the future have a greater chance of being delayed or canceled, as the landscape may change, raw materials may become more or less advantageous, and cash cost curves may shift.

2023 was a roller coaster year for the expectations of the petrochemical industry. On the demand side, in January, China ended the Zero Covid policy, a long-awaited decision by the market, reflecting price and spread increases in most commodities, but at the end of March the scenario returned to instability, as it was noted that China may be losing ground as the main driver of global growth (although services showed good results). In the US, consistently high inflation posed a greater-than-expected threat to the Biden administration, thereby reducing demand and pushing down commodity prices. On the supply side, China continued on the path of self-sufficiency in PE and PP (mainly), and the US crossed the line from net importer to little net exporter of PP, according to external consultancies, the new additions of PE reached 7.06 million tons (+4.9% vs. 2022) and PP another 6.95 MM tons (+6.9% vs. 2022). Commodity volatility that began in 2022 was also present in 2023, although the conflict between Russia and Ukraine was normalizing, risk aversion (supply disruption) remained quite influential, as did OPEC+ interventions in production (and prices). However, the decrease in demand counterbalanced the effects, locking oil prices.

During the first months of 2022, the global economy went from hoping for the end of COVID-19 restrictions to fear of a world war, following the conflict between Russia and Ukraine. The conflict between Russia and Ukraine has caused a shock in commodity prices, with oil prices reaching USD 140 per barrel, given Russia's relevance as a key supplier of oil and gas. Severe trade sanctions have been imposed on Russia, which have also affected the global economy, especially Europe, due to its dependence on Russian oil and gas. The conflict also caused an increase in global inflation, which reached levels not seen since the 1980s. Meanwhile, China fought significantly with the COVID-19 restrictions in 2022, and its “Zero Covid” policy challenged the economy of the most important price maker for the petrochemical industry. Demand began to slow in the second quarter of 2022 with the Central Banks throughout the world significantly raising their interest rates, in an attempt to control the growing inflation. The second half of 2022 saw the start of a new down cycle for the petrochemical industry as significant new capacity additions, which had been delayed since 2020, became operational, and a further capacity increase is expected in 2023 and 2024, which could lead to a further reduction in spreads for the period.

In 2020 and 2021, the world suffered significant impacts on global supply chains, as social distancing caused by COVID led to shortages of containers available to transport materials between different countries due to blockades and strikes in rail and road transport worldwide, demanding better working conditions. These logistical restrictions led to increased shipping rates, which helped domestic markets (by protecting those exposed to imports from China), but also fueled inflation. In addition, disruptions began to occur more frequently, especially those related to weather, such as winter storms, river droughts, and hurricanes. These events led to better prices and spreads as supply was scarce for some time in the affected area.

Effects of fluctuating international prices for the main raw materials (naphtha, ethane, propane, and propylene)

Fluctuations in the international market price of naphtha have significant effects on the costs of goods sold by the Company and on the prices it is able to charge its customers for its first and second generation products. Political instability in the Middle East or similar events that may occur, including the military conflict between Russia and Ukraine, and more recently the Israel-Palestine conflict, can lead to unpredictable effects on the global economy or on the economies of the affected regions. These events have had and may continue to have negative effects on oil production and price volatility, consequently driving naphtha and petrochemical prices higher worldwide.

The price of ethane and propane in the Mont Belvieu region of Texas and Henry Hub region in the United States is used as a benchmark for the Company's raw material costs. Any future development affecting the balance between supply and demand for natural gas in the United States could adversely affect the price of natural gas at Mont Belvieu and Henry Hub (including, therefore, ethane, propane and butane) and increase the Company’s production costs or decrease the price petrochemical products. External factors and natural disasters such as hurricanes, severe winters or industrial developments such as shale gas exploration could disrupt the supply of natural gas, thereby increasing the cost, which could materially adversely affect the Company's cost of products sold and results of operations.

The price of propylene is based on the American reference, and is (i) produced by three different processes: production in refineries (FCC - Fluidized Catalytic Cracking), steam cracking, and production for own use (PDH - Propane Dehydrogenation), with refineries being the main source of propylene in the United States; however, (ii) refineries may use propylene to make some different products. Its desire to sell propylene on the open market depends on the demand and price of gasoline along with some other chemicals. For the steam cracker process, propylene is a co-product derived from the cracking processes of ethane, propane and butane, whose price dynamics correlate with that of crude oil; and/or (iii) natural gas, explained above. The choice of steam cracker raw material has a dramatic effect on the supply of propylene to the market since its production volume is different for each raw material. During the last few years, ethane has been the main raw material, due to its lower price and high demand for polyethylene. For the PDH process, the prices of propane play an important role in the price of propylene, but it mainly defines the minimum price, not the ceiling. This is because PDHs are the marginal producers of propylene. The maximum price is determined by the ability to sell propylene products domestically and internationally.

Effects of the fluctuation of the international prices on the cost of products sold

Naphtha is the main raw material used in the chemical operations that are part of the Brazil Segment. Naphtha and condensate accounted for 37% of the Company’s direct and indirect consolidated cost of products sold during 2023.

The cost of naphtha varies in accordance with international market prices, which fluctuate depending upon the supply and demand for oil and other refined petroleum products. The Company purchases naphtha under a long-term supply contract with Petrobras and Acelen, and imports naphtha from other suppliers through its terminal at Aratú, in the State of Bahia, and Petrobras’ terminal at Osório, in the State of Rio Grande do Sul. The prices that the Company pays for naphtha under these agreements, in addition to a supply contract with Petrobras, are based on the market price of naphtha in the Amsterdam-Rotterdam-Antwerp (ARA) market. As a result, fluctuations in the ARA market price for naphtha had a direct impact on the cost of the Company's first-generation products.

The Company's contracts with Petrobras and Acelen provide for naphtha prices based on ARA quotations. The volatility of the quotation of this product in the international market, the Real/U.S. Dollar exchange rate, and the level of carbon disulfide, a contaminant of the naphtha that is delivered, also influence the price of naphtha that the Company purchases from Petrobras. The Company believes that these contracts have reduced the exposure of the cost of the Company's first-generation products to fluctuations in the market price of naphtha.

The international price of naphtha has fluctuated significantly in the past, and the Company expects that it will continue to do so in the future. Significant increases in the price of naphtha and, consequently, in the cost of production of the Company's products, generally reduce its gross margins and its operating results to the extent that it is not able to pass on all these increased costs to its customers, and may result in a reduction in the sales volume of its products. On the other hand, significant reductions in the price of naphtha and, consequently, in the cost of producing the Company's products, generally increase its gross margins and its results of operations, and may result in higher sales volumes if this lower cost leads the Company to lower prices. In periods of high volatility in the U.S. Dollar naphtha price, there is generally a lag between the time when the price in U.S. Dollars increases or decreases and the time when we are able to pass on increased costs, or necessary to pass on reduced costs to the Company's customers in Brazil. These pricing discrepancies decrease when the U.S. Dollar price of naphtha is less volatile.

The Company does not currently hedge its exposure to changes in the prices of naphtha because a portion of its sales are exports payable in foreign currencies and linked to the international market prices of naphtha, and also because the prices of polyethylene, polypropylene and PVC products sold in Brazil generally reflect changes in the international market prices of these products.

Effects of the fluctuation of the international prices on the prices of products sold

In Brazil, the prices charged by the Company for many of its chemical products and thermoplastic resins in general are based on prices in the international markets. Usually, the prices of the second-generation products exported from Brazil are charged in the international spot market. In the United States and in Europe, the prices of PP commercialized on those regions are determined based on the pricing of the regional market. In Mexico, the price of PE is defined based on the prices in the Gulf Coast of the United States.

The Company negotiates monthly prices in reais of its products, primarily polyethylene, polypropylene and PVC, with its domestic customers. The Company attempts to revise its prices to reflect (1) changes in international market prices for these products, which tend to fluctuate in conjunction with naphtha prices, especially for polyethylene, and (2) the appreciation or devaluation of the Real in relation to the U.S. Dollar. However, during periods of high volatility in international market prices or exchange rates, the Company is sometimes unable to fully reflect these changes in its prices immediately.

The international market prices of the Company's petrochemical products have fluctuated significantly, and this movement is expected to continue. Volatility in naphtha prices and oil prices have effects on the price competitiveness of the Company's naphtha-based crackers and resins. As naphtha and ethane price trends have diverged in recent years to a greater degree than they have historically, producers of ethane products and ethane-based resins have generally experienced lower unit raw material costs than producers of these naphtha-based products. As a consequence, significant increases in the price differential between naphtha and gas, as a result of higher oil prices, increases the competitiveness of ethane products and may result in an effect on the Company’s operating results to the extent that it is able to maintain its operating margins and the price increase does not reduce the pressure on the international markets.

Significant increases in the international market prices of the Company’s petrochemical products and, consequently, the prices that the Company is able to charge, generally increase its net sales revenue and its results of operations to the extent that the Company is able to maintain its operating margins and increased prices do not reduce sales volumes of its products. Conversely, significant decreases in the international prices of the petrochemical products, and, consequently, the prices that the Company charges, generally reduce its net sales and services revenue and its results of operations if the Company is unable to increase its operating margins or these reduced prices do not result in increased sales volumes of its products.

Capacity Utilization

The Company’s operations are capital intensive. Accordingly, to obtain lower unit production costs and maintain adequate operational margins, the Company seeks to maintain a high capacity utilization rate at all of its industry units.

The table below sets forth capacity utilization rates with respect to the production facilities for some of the Company’s principal products for the periods presented.

Fiscal year ended December 31, 2023
Ethylene Brazil	71%
PE Brazil	72%
PP Brazil	73%
PVC Brazil	70%
PP USA and Europe	81%
PE Mexico	77%

In 2023, the average utilization rate of Brazil's petrochemical plants was impacted by (i) adapting production to global demand levels, and (ii) scheduled maintenance shutdown at the petrochemical plant in Bahia in 4Q23. In Mexico, the usage rate was higher by 4 p.p. over 2022, a result of PEMEX's largest ethane supplier, which reached 32,200 barrels per day on average in the year, representing a 16% increase over 2022.

In 2022, the average utilization rate of Brazil’s petrochemical plants was mainly affected by reduced margins in the international market due to lower demand. In addition, the average utilization rate of petrochemical crackers in Brazil was affected by (i) the scheduled maintenance shutdown at the petrochemical complex in Rio Grande do Sul for 47 days and the scheduled maintenance shutdown at the PVC plant in Alagoas for 37 days, impacting the utilization rate of the petrochemical complex in Bahia; and (ii) by the shortage of raw material at the petrochemical complexes in Rio de Janeiro and ABC, in the State of São Paulo, due to lower supply and scheduled maintenance stoppages at a supplier. In Mexico, the utilization rate was higher by 7p.p., explained by the expansion of the Fast Track solution for ethane imports, which reached 18,500 barrels per day on average for the year, representing a 20% increase over 2021 and 74% of the utilization rate of this solution.

The average utilization of polypropylene capacity decreased due to a scheduled shutdown that occurred in the second quarter of 2022 at the petrochemical complex in Rio Grande do Sul, and to lower demand in the period. The average PVC capacity utilization increased due to better industrial performance in the period. With respect to polypropylene in the U.S. and Europe, average capacity utilization decreased due to: (i) lower demand in such regions; and (ii) small unscheduled shutdowns in PP factories in the period. Regarding polyethylene in Mexico, the average capacity utilization increased mainly due to the higher volume of ethylene supplied by PEMEX and the imported ethylene in the period.

Effects of Brazilian Industrial Policy

The Brazilian government has a significant influence in some sectors of the domestic economy, including the petrochemical sector in which the Company operates. The Brazilian government has adopted, or is considering adopting, measures to boost the competitiveness of domestic companies, as described below.

SUDENE – Income Tax Reduction

Since 2015, Braskem obtained a tax benefit of a 75% reduction in income tax on profit from the following industrial units: (i) PVC and chlorine-soda units, established in the state of Alagoas; and (ii) chemical, PE, PVC and chlorine-soda units, established in the city of Camaçari (BA). This benefit is valid for legal entities with projects for implementation, modernization, or expansion of industrial enterprises. The use of the benefit can be made during a period of 10 years. At the end of the benefit period, in 2024, Braskem is working to renew the incentive for the same period. In 2023, the operations in Brazil registered tax losses, so it was impossible to obtain a deduction for this year.

PRODESIN – ICMS Incentive

Braskem has ICMS tax incentives in the State of Alagoas, through the Integrated Development Program of the State of Alagoas, or PRODESIN, which aimed to implement and expand a plant in that state. This incentive is considered an offsetting entry to the sales tax. In 2023, the amount was BRL 58.2 million (BRL 87.4 million in 2022). As PRODESIN is considered an investment subsidy, it was allocated to the Company's tax incentive reserve, according to the Brazilian Corporations Law.

Special Regime of the Chemical Industry (REIQ) - PIS/COFINS Tax Incentive

In 2013, the Brazilian Government approved the reduction of the PIS and COFINS tax rates on the purchase of raw materials by first- and second-generation producers of the chemical and petrochemical industries. The measure aimed to partially restore the competitiveness of the domestic industry, weakened by factors related to infrastructure, productivity, raw material and energy costs, and the exchange rate, which exerted pressure on the deficit in the trade balance of chemicals, which ended 2023 at a deficit of USD 47 billion, according to ABIQUIM.

At the end of 2018, the Company had a refund of 3.65% of the PIS and COFINS tax rate on the purchase of petrochemical raw material. In May 2018 REIQ [Special Regime of the Chemical Industry] was revoked by Provisional Measure 836/18 with effects from September 1, 2018. However, in October 2018, the Provisional Measure was not converted into definitive legislation and, therefore, the refund of 3.65% of the PIS and COFINS tax rate on the purchase of petrochemical raw materials was maintained.

As of March 1, 2021, through Provisional Measure No. 1034/21 by the President of Brazil, the Federal Government proposed once more the extinction of REIQ as from July 1, 2021, respecting the constitutional principle of the 90-day term for taxpayer to adapt to the new tax rate. As of June 23, 2021, the Brazilian National Congress approved the Conversion Bill No. 12/2021, arising from the approved modifications to the Provisional Measure. On July 15, 2021, the President of the Republic sanctioned the proposed text, and converted it into Law No. 14,183/2021, which provides for the gradual reduction of the REIQ, extinguishing it as of January 1, 2025.

As of December 31, 2021, the Brazilian Federal Government issued Provisional Measure No. 1,095 which once more aims at extinguishing REIQ as from April 1, 2022. As it is a Provisional Measure, it needs the approval of the Chamber and the Senate by June 1, 2022 to maintain Law No. 14,183/2021 or to officially change its effects and convert it into Law.

Thus, in May 2022, the National Congress approved new wording for the Regime, providing for its suspension until the end of 2022, resumption in 2023, and a new gradual reduction until the end of 2027, subject to the regulation of labor and environmental conditions. In this sense, in the absence of regulation, the REIQ will not go back into effect until the Executive Branch issues the rule. In addition, Congress also approved the insertion of a provision that would grant a new 1.5% REIQ increase for investments in expansion of installed capacity between 2024 and 2027. Still, during the course of the MPV in Congress, the Brazilian Association of Chemical Industry (ABIQUIM) had an injunction granted for the application of REIQ between April and June 2022.

In June 2023, the sanction of the Provisional Measure was published in the Official Gazette, converted into Law 14,374/2022. The President of the Republic vetoed the items of the REIQ increase through investment in installed capacity and the proposal to extend the Regime to the years 2025 and 2027, maintaining its suspension in 2022, but definitive exclusion in 2025, through regulation. However, in December 2022, the National Congress overturned the presidential vetoes, so when regulated, the REIQ will be valid until 2027. In addition, the article granting, from 2024, 1.5% more presumed credit to investments in expansion of productive capacity will be valid again.

Period	Special Regime of the Chemical Industry (REIQ)
Up to June 2021	3.65%
Up to December 2021	2.92%
2022	2.19%

2023	1.46%
2024	0.73%
2025	0.73%
2026	0.73%
2027	0.73%
2028	Full Extinction

In August 2023, through Decree No.11,668/2023, the Federal Government regulated the necessary conditions for the enjoyment of the REIQ(Special Regime for the Chemical Industry), applicable since 01/01/2023, as provided for in Law No. 14,374/2022. The impact of REIQ on the Company’s results will be a reduction in the cost of raw material acquisitions and imports (naphtha and others) as shown in the table above, impacting its COGS.

Reintegra

In December 2011, the Brazilian government implemented the “Reintegra” program, which is designed to improve the competitiveness of Brazilian manufacturers in the international markets by fully or partially returning federal taxes levied on their export sales. As a result of this incentive, exports of third generation products by Brazilian companies have increased thereby increasing Brazilian demand for the Company’s products. The original program ended in the end of December 2013. In August 2014, the federal government permanently reinstated Reintegra, however, the rate has varied over the years. In October 2014, the Brazilian government restored the rate to 3.0% until the end of 2015. However, in March 2015, the Brazilian federal government again decreased the rate to 1.0% for 2015 and 2016. In October 2015, according to Decree 8,543/2015, the Brazilian federal government decreased the refund rate to 0.1% as of December 1, 2015, which remained in effect until December 31, 2016. As of August 28, 2017, pursuant to Decree 9,148/2017, that amended Decree 8,543/2015, the Reintegra rate increased to 2.0% effective as of January 1, 2017, until December 31, 2018. However, on May 30, 2018, the President issued a new Decree reducing the Reintegra rate to 0.1% from June 1, 2018, onward, with no deadline defined.

Import Tariffs at Local Ports

Historically, tariffs on imports have been established by the federal government. However, in recent years, some Brazilian states established tax incentives to attract imports at local ports in order to raise revenue and develop local port infrastructure, primarily in the form of reductions of ICMS taxes that would otherwise be due to these states. Industry and union leaders have alleged that such legislation creates a subsidy for imported products, thereby harming local industry.

As of January 1, 2013, legislation took effect reducing the maximum ICMS tax that the state can charge from a rate of 12.0% to 4.0% on interstate sales of imported raw materials and other goods or goods with an Import Content above 40.0%. Except for some exceptions, the tax rate of 4.0% is not applicable to imported goods with no similar national goods, to goods produced in compliance with the basic production processes and to the operations that distribute gas from abroad to other States. As a result, current tax incentives offered by some Brazilian states for the import of goods in the form of discounts on ICMS tax rates have become less attractive.

Pricing and Tariffs

The Company establishes the sale prices for the ethylene based on international market prices. The prices paid by second-generation producers for imported first-generation petrochemicals reflect, in part, transportation costs, taxes and tariffs. The Company sets prices for ethylene by-products, such as butadiene, by reference to various market factors, including prices paid by second-generation producers for imported products, which also take into account transportation costs, taxes and tariffs.

The Brazilian government has used import tariffs to implement economic policies. As a result, import tariffs imposed on petrochemical products have varied in the past and may vary in the future. In December 2020, the Brazilian government temporarily reduced to 4% the import tariffs levied on imports of PVC resins from countries that do not benefit from preferential import rates in Brazil, for an initial period of three months and a quota of 160 thousand tons. This reduction was subsequently extended in April 2021 for an additional three months and an additional quota of 160 thousand tons. That same month, the Brazilian federal government temporarily reduced to 0% for a period of three months and applied a quota of 77 thousand tons of import tariffs levied on PP resin imports.

By November 2021, import tariffs on first generation petrochemical products ranged from 0% to 4%, and tariffs on polyethylene, polypropylene, and PVC resins were 14.0%. In November 2021, the Brazilian government unilaterally reduced by 10% the import tariffs of almost 87% of the products commercialized internationally. In May 2022, Resolution No. 353/2023 established the unilateral and temporary reduction of tariffs on consumer goods by another 10% by December 31, 2023. Thus, Braskem's resin import tax increased from 12.6% to 11.2%.

In August 2022, the Brazilian government also enacted Foreign Trade Chamber Management Committee Resolution (“GECEX") Nos. 369 and 381, approving a temporary additional reduction in the import tax, through inclusion in the list of exceptions to the Mercosur Common External Tariff (“Letec”), for the following products of the Company: (i) ethylene and alpha-olefin copolymers with density less than 0.94, from 11.2% to 3.3%; (ii) S-PVC resin obtained from the suspension process, from 11.2% to 4.4%; and (iii) PP (propylene copolymer) resin, from 11.2% to 4.4%. and (iv) PP (propylene homopolymer) resin, from 11.2% to 6.5%. This reduction was initially valid for one year.

Measures applied in 2023 – New Brazilian Government

On March 21, 2023, GECEX Resolution No. 459/2023 of the Chamber of Foreign Trade (“Camex”) was published, which resolved to exclude these products from LETEC as of April 1, 2023, resuming the import tax rate that had been reduced on August 4, 2022, as detailed below: (i) ethylene and alpha-olefin copolymers with density less than 0.94, from 3.3% to 11.2%; (ii) S-PVC resin obtained from the suspension process, from 4.4% to 11.2%; and (iii) PP (propylene copolymer) resin, from 4.4% to 11.2%.

On November 10, 2023, the Executive Committee of the Chamber of Foreign Trade (Gecex/Camex) decided to reinstate import tariffs on 73 chemicals contained in Resolution 353/2022 (second unilateral 10% reduction in TEC). The measure aims to reverse the negative impacts caused to the domestic industry, especially related to the increase in imports and the strong price variation that resulted from the 10% reduction in import tax.

Therefore, as of November 28, 2023, the import tax applied to Braskem's resins returned to TEC's level, being 12.6% permanently.

Adjustments of tariffs could lead to increased competition from imports and cause Braskem to lower its domestic prices and impact the demand for its products, which would likely result in lower net sales revenue and could negatively affect the Company’s overall financial performance. Additionally, the products we export to the United States and Europe are subject to tariffs of 6.5% in each jurisdiction, subject to certain preferences. These tariffs generally balance the level of competition of the Company's locally produced products and any future adjustments to these tariff structures could negatively impact our sales in these jurisdictions. Future trade agreements entered into by Brazil, the Mercosur, the United States or the European Union could also lead to increased competition from imports and a reduction to domestic prices.

Imports and exports within the South American free trade area (Southern Common Market), or Mercosur, which is composed of Argentina, Brazil, Paraguay and Uruguay, have not been subject to tariffs since December 2001. Imports of suspension PVC from Bolivia, Chile, Colombia, Cuba, Ecuador, Israel, Peru and Venezuela are not subject to tariffs, due to a number of trade agreements. Suspended PVC imports from Mexico with reduced tariffs of 80% of MFN, due to trade agreements.

In addition, since the 1990s, suspended PVC imports from the United States and Mexico have been subject to anti-dumping duties of 16.0% and 18.0%, respectively, which were imposed by the Brazilian Chamber of Foreign Trade (Câmara de Comércio Exterior), or CAMEX. Since 2008, suspended PVC imports from China have also been subject to antidumping duties of 21.6%. These duties had been temporarily suspended in August 2020, but were reinforced in September 2021. Suspension PVC imports from South Korea were subject to antidumping duties ranging from 0% to 18.9%, depending on the producer, between 2008 and August 2020, when they were terminated. The duties imposed on imports from the United States and Mexico are now under review in 2022 by the Brazilian federal government, which decided to extend until 2027 the application of antidumping duties on imports from the United States at an ad valorem rate reduced to 8.2%, and from Mexico at the rate of 13.6%, but with an immediate suspension of the application of antidumping duties on imports from Mexico, while the duties imposed on imports from China will expire in 2025.

In addition, in December 2010, CAMEX imposed a 10.6% anti-dumping duty on polypropylene imports from the United States, which was extended in November 2016. In August 2014, the Brazilian government imposed anti-dumping duties on polypropylene imports from South Africa, India, and South Korea of 16.0%, 6.4% to 9.9%, and 2.4% to 6.3%, respectively. The duties imposed on polypropylene imports from the United States were being reviewed by the Brazilian federal government, which decided to extend until 2027 the application of U.S. antidumping duties with an ad valorem rate of 10.6%, but with an immediate suspension of the application of antidumping duties. In December 2020, the Brazilian government extended the antidumping duties imposed on polypropylene imports from India, reduced the antidumping duties from South Africa to a range of 4.6% to 16%, and terminated the duties applied against South Korea. The current antidumping duties on imports from South Africa and India expire in December 2025.

Effect of Level of Indebtedness and Interest Rates

In the fiscal year ending December 31, 2023, the Company's consolidated indebtedness, net of transaction costs, was BRL 53,487 million (USD 11,049 million), including BRL 11,250 million (USD 2,325 million) related to Braskem Idesa. This level of indebtedness of the Company results in relevant financial expenses, reflected on the financial statements of the Company. These expenses are expenses with interest, with debts’ foreign exchange variation in relation to the US Dollar and other currencies, foreign exchange gains or losses, among other items. In the fiscal year ended December 31, 2023, the Company recorded a total expense of BRL 5,589 million, of which (i) BRL 3,780 million are expenses with interest; (ii) BRL 189 million refers to transaction costs of loans – amortization; (iii) BRL 616 million refers to the adjustment to present value – appropriation; and (iv) BRL 281 million refer to expenses with interest on rents. A gain of BRL 511 million related to the foreign exchange variation of financial assets, liabilities and income from derivatives was also recorded. The interest rates that the Company pays depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of the Company, the Company’s industry and the Brazilian economy made by potential lenders to the Company, potential purchasers of its debt securities and the rating agencies that assess the Company and its debt securities.

Effect of Taxes on The Company’s Income

The Company is subject to several federal and state taxes in several jurisdictions accruing on our operations and income. The Company is subject to Brazilian federal income tax of 25% (including surcharge), which combined with Social Contributions on Net Profits of 9% totals a nominal rate of 34%, which is the standard corporate tax rate in Brazil. The Company was granted certain federal tax exemptions and reductions based upon federal law that offers tax incentives to companies that locate their units in the Brazilian states of Bahia and Alagoas.

These exemptions represent a 75% reduction of our tax burden and, as a result, the Company is entitled to pay 25% of the statutory income tax rate on the profits arising from the sale of: (i) the PE manufactured at one of the PE plants in the Camaçari Complex the exemption of which will be in force until 2026; and (ii) the PE manufactured at one of the plants in the Camaçari Complex and caustic soda, chlorine, ethylene dichloride (EDC) and PVC manufactured at the plants in the Camaçari Complex and Alagoas, the exemption of which will be in force until 2024.

A 75% income tax exemption combined with CSLL at 9%, entitles us to pay only 44.9% of the standard 34% corporate tax rate on profits from products manufactured at these plants.

In what refers to losses, income tax loss carryforwards available for offset in Brazil do not lapse, but, according to the current laws, their annual offset is limited to 30% of the net adjusted profit (taxable income). This same limit also affects the CSLL Negative Tax Basis.

The consolidated amount includes the impact from the different tax rates in countries where foreign subsidiaries are located, as follows:

▪Braskem Europe (Germany) - 30.99%

▪Braskem America and Braskem America Finance (United States) - 24.146%

▪Braskem Argentina (Argentina) - 35.00%

▪Braskem Petroquímica Chile (Chile) - 27,00%

▪Braskem Netherlands, Braskem Netherlands Finance, Braskem Netherlands Inc, B&TC and ER Plastics – 25.80%

▪Braskem Idesa, Braskem Idesa Serviços, Braskem México, Braskem México Serviços and Braskem México Proyectos Sofom, and Terminal Química Puerto México (Mexico) – 30.00%

▪Braskem India Private (India) – 30.00%

The consolidated amount also includes the impact of the Universal Basis Taxation, introduced by articles 76 and 77 of Law No. 12,973 of 2014. Such law determines the positive portions of income obtained by controlled companies abroad shall be included in the IRPJ and CSLL tax basis in Brazil on an individual basis. If the controlled company has previous losses, they may be deducted up to the assessed profit amount, and the taxpayer is thus obliged to inform the Brazilian Federal Revenue Office about the accrued losses in the legal entity income tax return.

In summary, the aggregate profit obtained by subsidiaries as reported above shall be offered to IRPJ and CSLL taxation in Brazil, except for the profit obtained by controlled companies with seat in countries with which Brazil has a Treaty to avoid Double Taxation. The profit obtained by companies headquartered in these countries will be taxed only upon distribution to their respective controlling companies.

In addition, the Universal Basis Taxation mechanism also allows for the use as tax credit the tax provenly paid by controlled companies abroad, up to the limit of the tax due at the tax rate of 34% of the profits obtained by the controlled company in Brazil. Furthermore, the legislation also allowed controlled companies in Brazil to apply a presumed tax credit at the tax rate of 9.0% on the profits obtained by controlled companies abroad which exercise industrial activities up to 2024. Braskem applies this mechanism to controlled companies Braskem Europe GmBH, Braskem America Inc. and Braskem Idesa SAPI.

The Company's export sales are currently exempt from: (1) Social Integration Program - PIS; (2) Contribution to the Funding of Social Security - COFINS, a federal tax on added value; (3) Tax on Industrialized Products - IPI, a federal on added value of industrialized products; and (4) ICMS.

2.2.b – Variations in revenues attributable to price changes, currency exchange rates, inflation, volume alterations and the introduction of new products and services and c) Impact caused by the inflation, the variation in prices for the most important inputs and products, the currency exchange and the interest rate in the Company’s operation income and the financial result, if applicable.

OPERATING INCOME

The Officers present below the analysis of the last fiscal year per region where the Company operates:

BRAZIL

The spread of the main chemicals produced by Braskem fell by 19% in 2023 compared to 2022, due to the drop in the prices of the main chemicals due to (i) the lower price of oil in the period due to lower global demand; and (ii) partially offset by the lower price of ARA naphtha, given the lower global demand by the industry in addition to the drop in the price of oil.

Regarding the PE spread, in 2023, an 18% drop was observed compared to 2022, explained by (i) the lower growth of lower demand, influenced by macroeconomic factors; and (ii) the higher supply due to the entry into operation of new capacities during 2023. Besides this factor, the price of raw material decreased 16% in 2023, due to the drop in oil prices in the international market and the lower global demand from the petrochemical sector.

The PP spread in 2022 fell by 8% compared to 2022, mainly impacted by (i) lower demand growth, associated with the slowdown in the global economy; and (ii) the product supply in the region with the entry into operation of new capacities in China. Additionally, the price of raw material increased 16% due to the increase in oil prices in the international market and the lower global demand of the petrochemical sector.

The even spread of PVC in 2022 showed a 47% decrease compared to 2022, mainly explained by (i) lower demand increase, influenced by the global increase in interest rates, which impacted the construction and infrastructure sector, including in China; and (ii) the drop in caustic soda prices (-40%) due to the normalization of the offer of the product in the international market during 2023.

The demand for resins in the Brazilian market (PE+PP+PVC) in 2023 was 5.8 million tons, presenting a reduction of 2.2% compared to 2022, mainly due to lower demand for PP and PVC as a consequence of lower consumption by the agricultural and civil construction segments.

The average utilization rate of petrochemical plants in Brazil was 71% in 2023, mainly due to (i) the adequacy of production to global demand levels and; (ii) the scheduled maintenance stoppage at the petrochemical plant in Bahia that occurred in 4Q23.

Resin sales in the Brazilian market totaled 3.2 million tons in 2023, the reduction compared to 2022 is explained by the prioritization of sales of products with higher added value and the greater supply of products in the international market. Regarding the main chemicals, in 2023 sales in the Brazilian market totaled 2.4 million tons, the reduction compared to 2022 is explained mainly by (i) the lower spreads of the main chemicals in the international market, given the imbalance between global supply and demand; and (ii) the lower sales volume of gasoline due to the lower availability of product for sale.

Exports of resins in 2023 were 0.7 million, due to high inventory levels in the global chain, reducing the demand for products with an impact on petrochemical spreads in the international market in the period. Exports of the main chemicals were 0.3 million, up from 2022, due to better opportunities in the international market for sales of gasoline, benzene and toluene.

The net sales and service revenues of the Brazil segment in 2023 were BRL 49,512 million, 28% lower than in 2022 (BRL 69,080 million), explained mainly by the appreciation of the real against the US dollar of 3% between the periods.

The cost of goods sold of the Brazil segment in 2023 totaled BRL 48,160 million, 28% lower than 2022 (BRL 69,196 million), mainly explained by (i) a reduction of 16%, 49%, 36% and 61% in the price considering the average of the quarter of naphtha, ethane, propane and natural gas respectively; (ii) reduction of 176 thousand tons (-5%) in the volume of sales of resins in the Brazilian market and 27 thousand tons (-3%) in the volume of export sales of resins; and (iii) a reduction of 482 thousand tons (-17%) in the sales volume of main chemicals in the Brazilian market. In 2023, the Brazil segment had an operational loss of BRL 1,985 million due to the lower PE, PP and PVC spreads in the international market in the period.

UNITED STATES AND EUROPE

The PP spread in the United States ended 2023 with a decrease of 59% compared to 2022, due to the decrease in the price of PP in the USA (-37%) due to (i) the lower North American demand for the product, associated with the increase in inflation and interest rates in the region; and (ii) the increase in product supply due to the entry of new PP capacities in the United States and Canada. Regarding the price of propylene, the 15%

reduction compared to 2022 is explained by (i) the lower demand in the region, impacted by the lower demand for PP, the main product produced from propylene; and (ii) the lower price of oil in the international market.

The PP spread in Europe in 2023 decreased by 26% in relation to 2022. The price of PP in the region decreased (-21%) due to (i) the drop in demand, as a consequence of reduced consumption, influenced by the high levels of inflation and interest rates in the region; and (ii) the entry of imported product with more competitive production costs than producers in the region. The drop in the price of propylene (-19%) is explained by (i) lower demand, influenced by macroeconomic factors and higher production costs; and (ii) the drop in the price of oil in the international market.

PP demand in North America in the fiscal year ending December 31, 2022 was lower by 6% compared to 2022, explained mostly by (i) the high inventory levels in the manufacturing chain; (ii) economic uncertainties in the region; and (iii) the impacts of the increase in interest rates on the economy.

PP demand in Europe in the fiscal year ended December 31, 2023, was lower by 4% compared to 2022, mainly due to (i) the lower levels of consumption in the region due to the high levels of interest rates and inflation in the region; and (ii) the high levels of inventories in the transformation chain.

In the fiscal year ending December 31, 2023, the average utilization rate in the United States and Europe was 81%, in line with the previous year.

In the fiscal year ending December 31, 2023, the utilization rate in Europe was 81%, a decrease of 10.5 p.p. due to lower demand for PP in the period and lower raw material availability throughout the year due to supplier operational problems.

In this sense, in the fiscal year ending December 31, 2023, PP sales from the United States and Europe were 1% greater than 2022, totaling 2.1 million tons.

Net revenue of the US and Europe segment decreased BRL 5,914 million, or 25%, to BRL 17,507 million in 2023, compared to BRL 23,421 million in 2022, mainly as a result of lower PP prices in the international market, resulting in a negative impact of BRL 7,626 million, which were partially offset by higher sales volume and optimization of the sales mix.

Cost of products sold of the United States and Europe segment decreased by BRL 3,859 million, or 19%, to BRL 16,127 million in 2023 from BRL 19,986 million in 2022 mostly as a result of the 16% drop in the international average price of reference of propylene in the United States and Europe.

In the fiscal year ending December 31, 2023, operating income for the United States and Europe segment decreased by BRL 1,766, or 67%, to BRL 887 million in 2023, from BRL 2,653 million in 2023. This reduction is mainly explained by the drop in PP-Propylene spreads in the United States and Europe.

MEXICO

The PE spread in North America in 2023 showed a decrease of 42% compared to 2022. The PE price reduced by about 26% compared to 2022, explained by (i) lower demand growth, influenced by macroeconomic factors; and (ii) the greater supply due to the entry into operation of new capacities during 2023. the drop in the price of natural gas, which contains ethane in its composition, due to the wide supply in the region and operational and logistical problems that made it impossible to logistics and export both products.

The demand for PE in Mexico in 2022 was 2.5 million tons, a 3% increase over 2022, which is mainly explained by the recovery of stocks of PE distributors in view of the lower price of the resin, mainly in the second half, and the expectation of a price increase in early 2024.

The utilization rate of PE plants in 2023 was 77%, 4 p.p. higher compared to 2022, explained mainly by the higher supply of ethane by Pemex during the period, representing a 16% increase (approximately 4,500 barrels per day).

PE sales in 2023 were 5% higher than 2022, totaling 803 thousand tons, explained by the higher volume of product available for sale due to the higher utilization rate during the period.

The net revenue of the Mexico segment decreased BRL 1,385 million, or 24%, to BRL 4,449 million in 2023 from BRL 5,834 million in 2022, as a result of the reduction in polyethylene prices in the period, resulting in a negative impact of BRL 735 million, partially offset by the increase in polyethylene sales volume, resulting in a positive impact of BRL 260 million, given the greater availability of products for sale due to the greater supply of PEMEX and the fast-track solution built at the complex in Mexico.

Cost of goods sold of the segment in Mexico decreased by BRL 704 million, or 14%, to BRL 4,366 million in 2023 from BRL 5,070 million in 2022, mainly as a result of a 49% drop in international average ethane prices and which were partially offset by the higher sales volume in the period.

The Mexico segment presented an operating loss in 2023 of BRL 327 million, mainly explained by the reduction of PE-Ethane spreads in the international market.

CONSOLIDATED

Adjusted Consolidated EBITDA

In 2023, the Company's Adjusted Consolidated EBITDA was BRL 3,737 million, 65% lower than 2022, due to (i) the 56% decrease in the average PP spread in the United States and Europe; (ii) the 32% decrease in the average spread of resins in Brazil, and 19% in the spreads of main chemicals; (iii) the 15% drop in the average PE spread in Mexico; and (iv) the drop of 482 thousand tons (-17%), in the sales volume of main chemicals, 176 thousand tons (-5%) in the sales volume of resins in the Brazilian market and 27 thousand tons (-3%) in the export sales volume of resins, in line with the prioritization of sales with higher added value and efforts to reduce expenses during the year. These effects were partially offset by (i) the prioritization of sales with higher added value and optimization of the sales mix; (ii) the reduction of approximately R$292 million in general and administrative expenses as a result of the implementation of corporate initiatives to reduce fixed costs; and (iii) the recognition in REIQ's results in the amount of approximately R$393 million, referring to the calculation of tax credits for the year 2023.

2.2.c – Impact of inflation, price variation of the main inputs and products, exchange rate and interest rate in the operating result and in the financial result of the Company, when relevant

The information related to this item 2.2(c) is described in item 2.2(a) (ii) of the Reference Form.

2.3 – Officers' comments on changes in accounting practices/modified opinions and emphases:

2.3.a - Changes in accounting practices that have resulted in significant effects on the information provided in fields 2.1 and 2.2

Material changes in accounting practices

In the fiscal year ended on December 31, 2023, there were no significant changes to the accounting practices.

Material effects from changes in accounting practices

There are no significant events of changes in accounting practices in the individual and consolidated financial statements for the year ending December 31, 2023.

2.3.b - Modified opinions and emphases in the auditor's report

Comment on the independent external auditors' report on the individual and consolidated financial statements for the year ended December 31, 2023

The report of the Company’s independent auditors on the individual and consolidated financial statements for the fiscal year ended on December 31, 2023 did not contain any provisos or qualifications.

2.4 – Officers' comments on relevant effects on DFs

The officers should comment on the material effects that the events below have caused or are likely to cause on the issuer’s financial statements and results:

2.4.a - Introduction or disposal of an operating segment

There was no introduction or disposal of an operating segment in the fiscal year ended December 31, 2023.

2.4.b - Creation, acquisition or disposal of ownership interest

In February 2023, Braskem concluded the process of acquisition of shares and subscription of new shares issued by Wise Plásticos S.A. (“Wise”), a Brazilian company in the mechanical recycling sector, acquiring a 61.1% corporate capital in Wise. In this context, Braskem disbursed the amount of approximately BRL 173 million, and the premium generated was BRL 75 million.

On June 14, 2022, Braskem Idesa entered into agreements with Advario B.V. (“Advario”) for the sale of a 50% stake in the capital stock of Terminal Química Puerto México (“Terminal Química”), a subsidiary of Braskem Idesa responsible for the development and operation of the ethane import terminal in Mexico. In March 2023, the conditions for concluding the agreement were met and Advario paid BRL 316 to Braskem for a 50% interest in the capital of Terminal Química. Braskem maintains control of the Chemical Terminal due to its ability to direct the relevant activities of the subsidiary, its exposure to variable returns and its ability to influence the economic result of transactions through the main source of cash flow of the terminal, which will be the import of ethane to Braskem Idesa.

On August 16, 2023, an agreement was signed, through the subsidiaries Braskem Netherlands B.V. and Braskem Europe GmbH, with Thai Polyethylene Company Limited, a wholly-owned subsidiary of SCG Chemicals Public Company Limited, for the formation of Braskem Siam, an entity created to conduct the engineering design of a bioethanol dehydration plant to produce bioethylene using EtE EverGreen™ technology. Braskem holds a 51% interest in the new entity. The Final Investment Decision (FID) of the project is scheduled for the last quarter of 2024, when the Boards of Directors of Braskem and SCG will decide on the continuity of the business.

In September 2023, Braskem Trading & Shipping B.V. was incorporated, whose purpose is to manage certain maritime freight contracts, through equity interest in special purpose companies, and certain commercial transactions for the purchase and sale of chemicals and petrochemicals.

In December 2023, Braskem made a capital increase of BRL 868 million in Braskem Green through the transfer of assets. Subsequently, Braskem transferred 100% of the ownership of the shares in Braskem Green to Braskem Netherlands, increasing Braskem Netherlands' capital by the same amount.

2.4.c - Unusual events or transactions

Geologic Event - Alagoas

Since its installation and subsequently as successor to the company Salgema, the Company has operated rock salt extraction wells located in the city of Maceió, State of Alagoas, with the aim of providing raw material to its chlorine production unit. soda and dichlorethane. In March 2018, there was an earthquake felt in certain neighborhoods of Maceió, where the wells are located, and cracks were identified in buildings and public roads in the neighborhoods of Pinheiro, Bebedouro, Mutange and Bom Parto.

In May 2019, the Brazilian Geological Survey (“CPRM”) released a report, indicating that the geological phenomenon observed in the region was related to rock salt exploration activities carried out by Braskem. In light of these events, on May 9, 2019, Braskem preventively decided to stop rock salt extraction activities and the operation of the chlor-alkali and dichlorethane factory.

Since then, the Company has made its best efforts to understand the geological phenomenon: (i) possible effects on the surface and (ii) analyzing the stability of rock salt cavities. The results have been shared with the National Mining Agency (“ANM”) and other relevant authorities, with whom the Company maintains constant dialogues.

Braskem presented to ANM measures to close its rock salt extraction mining fronts in Maceió, with measures to close its cavities, and, on November 14, 2019, proposed the creation of a protection area in the surrounding area of certain cavities, as a precautionary measure and to protect people's safety. These measures are based on a study conducted by the Leipzig Institute of Geomechanics (“IFG”) in Germany, an international reference in geomechanical analysis of rock salt extraction areas by dissolution, and are being carried out in coordination with the Civil Defense of Maceió and other authorities.

As a development of the geological phenomenon observed, negotiations were held with public and regulatory authorities, which resulted in the execution of Terms of Agreement, the main of which are:

(i)	Term of Agreement to Support the Clearance of Risk Areas (“Residents Compensation Agreement”), signed with the State Public Prosecutor’s Office (“MPE”), State Public Defender’s Office (“DPE”), Federal Public Prosecutor’s Office (“MPF”) and Federal Public Defender's Office (“DPU”), judicially approved on January 3, 2020, adjusted by its resolutions and subsequent amendments, which provided for cooperative actions to vacate risk areas, defined in the Damage and Line Sectorization Map of Priority Actions for the Civil Defense of Maceio (“Civil Defense Map”), updated in December 2020 (version 4), and guaranteeing the safety of people, providing for assistance, through the Financial Compensation and Relocation Support Program (“PCF ”) implemented by Braskem, of the population located in the areas of the Civil Defense Map, as well as the extinction of the Public Civil Action (Reparations for Residents);
(ii)	Term of Agreement with the Public Ministry of Labor in Alagoas (“MPT-AL”), signed on February 14, 2020, in the amount of R$40 million, for the implementation of a Program for Business Recovery and Promotion of Activities Educational for residents and workers in neighborhoods affected by the geological phenomenon. The program consists of supporting the construction of daycare centers and schools and carrying out professional training courses, as well as supporting Civil Defense in hiring qualified personnel to continue the process of monitoring risk areas in the affected neighborhoods. On March 3, 2020, with the approval of the agreement by the court, the Public Civil Action (Reparation for Workers) was extinguished;
(iii)	Term of Agreement to Extinguish the Socio-Environmental Public Civil Action and the Term of Agreement to define measures to be adopted regarding the injunction requests of the Socio-Environmental Public Civil Action, jointly “Agreement for Socio-Environmental Reparation”, signed with the MPF and intervention of the MPE on December 30, 2020, in which the Company committed, mainly, to: (i) adopt measures to stabilize and monitor the phenomenon of subsidence resulting from the extraction of rock salt; (ii) repair, mitigate or compensate for potential environmental impacts and damages resulting from the extraction of rock salt in the Municipality of Maceio; and (iii) repair, mitigate or compensate for potential socio-urban impacts and damages resulting from the extraction of rock salt in the Municipality of Maceio, as well as the extinction of the Public Civil Action (Socio-environmental Reparation) in relation to the Company. Additionally, the Agreement for Socio-Environmental Reparation provides for the possible adhesion of other entities to the agreement, which depends on specific negotiations with the possible parties;

(iv)	Additionally, the Agreement for Socio-Environmental Reparation provides for the possible adhesion of other entities to the agreement, which depends on specific negotiations with the possible parties;
(v)	Global Agreement Term with the Municipality of Maceio (“Global Agreement Term”) approved on July 21, 2023 by the 3rd Federal Court of Maceio, which establishes, among others: (a) the payment of R$1.7 billion to title of indemnity, compensation and full reimbursement in relation to any and all pecuniary and non-pecuniary damage to the Municipality of Maceio; (b) adherence of the Municipality of Maceió to the terms of the Socio-Environmental Agreement, including the Social Action Plan (PAS)

The Company’s Management, based on its evaluation and on that of its external advisers, considering the short- and long-term effects of the technical studies, the existing information and the best estimate of the expenses to implement the several measures referring to the geologic event in Alagoas, submits the following transactions in the fiscal years ended on December 31, 2023 and 2022:

(*) In 2023, it includes the provision supplement of BRL 980 million (BRL 920 million net of adjustment to current value) of the Global Agreement of BRL 1.7 billion disclosed above, of which around BRL 720 million had already been provisioned. Of this total, BRL 700 million were disbursed in 2023 and BRL 1 billion (BRL 961 million net of adjustment to present value) are classified under other obligations and b) monetary restatement totaling R$114 million reported under the financial expense heading.

(**) Of this amount, BRL 2,686 (2022: BRL 2,532) refer to payments made and BRL 1,140 (2022: BRL 211) reclassified to the group of other obligations.

The amounts included in the provision can be divided between the following operation fronts:

a. Relocation support and compensation: Refers to actions to support the relocation and compensation of residents, traders and property owners located on the Civil Defense Map (version 4) updated in December 2020, including establishments that require special measures for their relocation, such as hospitals, schools and public facilities.

This front of action has a provision balance in the amount of R$ 1,353 million (2022: R$ 2,087 million) comprising expenses related to actions such as eviction, rental assistance, transportation of changes and negotiation of individual agreements for financial compensation.

b. Actions for shutdown, monitoring of salt wells, environmental actions and other technical topics:

Based on the results of sonars and technical studies, stabilization and monitoring actions were defined for all 35 existing mining fronts. On December 10, 2023, after an atypical microseismical activity, cavity 18 collapsed. Considering the best technical information available to date, there is an indication that the direct impacts of this occurrence are restricted to the location of this cavity, within the area of protection, which has been unoccupied since April 2020. The event in cavity 18 led to the preventive stoppage of activities in the protection area and surrounding areas, which were resumed in February 2024, after access to the area was granted by the Civil Defense of Maceió.

Based on the preliminary results of the analysis of the cavity 18 event, the indication is that sand filling measures will not be necessary for this cavity. Aiming to find a definitive solution for the 6 cavities previously planned for sonar monitoring (monitoring group), the Company decided that they should be filled with sand.

Based on the advances of the last semester of 2023 and the event of well 18, the new configuration of the closure plan of the 35 mining fronts considers that:

(i)       13 cavities are recommended to be filled with sand. Of these, 5 have already been filled, another 2 have filling actions underway. For the 6 cavities newly included in the filling group, filling activities are in planning;

(ii)       6 cavities have no indication of additional measures, 5 cavities have confirmation of their natural filling status and 1 cavity, cavity 18, has its evaluation in progress, indicating that sand filling measures will not be necessary;

(iii)       16 cavities must be plugged, a technique that consists of pressurizing the cavities, and in 9 of them the pressurization work has already been completed.

All the Company's actions are based on technical studies by contracted experts, whose recommendations are presented to the relevant authorities and follow the deadlines agreed within the scope of the closure plan, which is publicly and regularly reassessed with ANM. After the events that occurred in this period, the plan to close the mining fronts is under review.

The provisioned balance of BRL 1,583 (2022: BRL 1,367) for the implementation of actions for closure, monitoring of salt wells, environmental actions and other technical issues was calculated based on existing techniques and solutions provided for the current conditions of the wells, including expenses with technical studies and monitoring, as well as with the environmental actions already identified. The amount of the provision may be changed based on new information, such as: result of the monitoring of the wells, progress in the implementation of the plans for closing the mining fronts, any changes that may be necessary in the environmental plan, monitoring of the results of the measures in progress and other possible natural changes. The monitoring system implemented by Braskem provides for actions developed during and after the closure of the mining fronts, focusing on safety and monitoring of the stability of the region.

Regarding environmental actions, in June 2022, in compliance with the provisions of the Agreement for Socio-Environmental Redress, Braskem delivered to the MPF the environmental diagnosis containing the assessment of the potential environmental impacts and damages resulting from the rock salt extraction activity and the environmental plan with proposals for necessary measures. As provided for in the agreement, after a joint choice between the parties, a specialized company was defined to evaluate and monitor the execution of the environmental plan. In December 2022, the second opinion report on the plan was filed with the MPF. In February 2023, this environmental plan was approved, with the incorporation of the suggestions made in the second opinion report. Braskem began the implementation of the actions provided for in the plan and continues to implement the commitments and share the results of its actions with the authorities, as provided for in the agreement, which also includes the update of the environmental diagnosis in December 2025.

As one of the consequences of the well 18 event, although no change in the quality of the lagoon water was identified, as provided for in the Social and Environmental Redress Agreement, an addendum to the current environmental diagnosis will be made by a specialized company.

c. Socio-urban measures: Socio-urban measures, under the terms of the Agreement for Social and Environmental Redress signed on December 30, 2020, with the allocation of BRL 1,580 for the adoption of actions and measures in unoccupied areas, urban mobility, and social compensation actions, of which BRL 300 million for indemnity for social damages and collective moral damages and for possible contingencies related to actions in unoccupied areas and urban mobility actions. On June 30, 2022, the Company filed with the MPF the social diagnosis report and respective social action plan that will support the definition of the measures to be adopted. By December 31, 2023, 24 actions had already been approved. The balance of the provision is BRL 1,369 (2022: BRL 1,567).

d. Additional measures: Refers to actions related to: (i) actions relating to the Technical Cooperation Instruments signed by the Company; (ii) management expenses for the geological event in Alagoas related to communication, compliance, legal, among others; (iii) additional measures to support the region and maintain the areas, including requalification and compensation actions aimed at the Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not formalized. The current balance of the additional measures described in this item totals R$935 million (2022: R$1,604 million).

The Company's provisions are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the term, scope, method and effectiveness of the action plans; new repercussions or developments of the geological phenomenon, including any revision of the Civil Defense Map; any studies that indicate recommendations from experts, including the Technical Monitoring Committee, according to the Residents' Compensation Agreement, and other new developments on the subject. The measures related to the plans for shutdown of the mining fronts are also subject to analysis and approval by ANM, monitoring of the results of the measures in progress, as well as changes related to the dynamism of the geological event.

Continuous monitoring is instrumental in confirming the outcome of current recommendations. In this sense, the plans for shutdown of the mining fronts may be updated according to the need to adopt technical alternatives to stabilize the subsidence phenomenon resulting from the extraction of rock salt. In addition, the evaluation of the future behavior of the wells, monitored mainly by sonar and piezometers, may indicate the need for any additional measure for their stabilization.

The actions to repair, mitigate or compensate for potential environmental impacts and damages, as provided for in the Agreement for Social and Environmental Redress, were defined based on the environmental diagnosis carried out by a specialized and independent company. At the end of all discussions with the authorities and regulatory agencies, according to the procedure provided for in the agreement, an action plan was agreed upon, which will be part of the measures of a Degraded Areas Recovery Plan (“PRAD”).

The Federal Senate, on December 13, 2023, established a Parliamentary Commission of Inquiry (“CPI”) related to the geological event in Alagoas. The Company informs that it has been following up on the subject and its developments.

An investigation conducted by the Federal Police in Alagoas has been underway in secrecy for approximately four years. In December 2023, an investigative diligence to search and seize documents was carried out within the scope of this investigation, called Operation Salt Tears. In this sense, the Company informs that it is and has always been available to the authorities and that it has been providing all information related to the exploration of rock salt in the course of the investigation.

The Company has advanced in the negotiations with public entities regarding other indemnity claims, deepening its knowledge regarding them. Although future disbursements may occur as a result of such negotiations, to date the Company is unable to predict the results and the deadline for its completion, as well as its eventual scope and associated total expenses, in addition to those already provisioned.

It is not possible to anticipate all new claims, of an indemnity nature or different natures, which may be presented by individuals or groups, including public or private entities, who understand that they have suffered impacts and/or damages in any way related to the geological phenomenon and the vacancy of risk areas, as well as new infraction notices or administrative sanctions of different natures. Braskem still faces and may face administrative proceedings and several lawsuits, including individual lawsuits filed by individuals or legal entities not served by the PCF or that disagree with the financial compensation offered for individual settlement, new class actions and lawsuits filed by public service concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal Government, and it is not possible to estimate, at this time, the number of any lawsuits, their nature or amounts involved.

Consequently, the Company cannot rule out future developments related to the Geological Event of Alagoas, the relocation process and actions in unoccupied and adjacent areas, so that the costs to be incurred by Braskem may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies, ending the adjustment of the claim for the geological event in Alagoas.

Ongoing lawsuits and contingencies

In the context of this event, the following lawsuits were filed against the Company:

(i)	Public Civil Action (“ACP”) filed by the State Public Prosecutor’s Office and by the Public Defender’s Office of the State of Alagoas: Reparations to the Residents

In June 2019, the Company became aware of the ACP requesting the payment of indemnity for damage caused to buildings and residents in the affected areas in the district of Pinheiro and its surroundings, totaling the minimum amount of BRL 6.7 billion, the complaint of which requests the provisional remedy to freeze the financial assets and properties of the Company in the same amount. Successive freezing orders reached the judicial constraint of BRL 3.7 billion in assets in 2019, and the unfreezing occurred in January 2020. With the remittance of the case records to the Federal Court, the Federal Public Prosecutor’s Office began to participate in the proceedings.

The first agreement in the ACP (Reparations to the Residents) was ratified on January 3, 2020. The Agreement to Support the Vacancy of Risk Areas (“Agreement to Compensate the Residents”), signed by Braskem together with the MPE, DPE, MPF and DPU (“Authorities”), set forth cooperative actions to vacate the risk areas and ensure the safety of people, and established that assistance should be given by the Financial Compensation and Relocation Support Program implemented by Braskem to the population located in the specified risk areas.

After the Civil Defense Map was updated, two legal instruments were signed with the Authorities, in July and October 2020, to include Real properties in the PCF

On December 30, 2020, the Company and the Authorities signed a second amendment to the Residents' Compensation Agreement for the termination of the ACP, through which the parties agreed to include in the PCF the vacancy of additional properties defined in the update of the Civil Defense Map of December 2020 and in the specialized and independent technical studies contracted by the Company (“Studies”), regarding the potential impacts of the geological event on the surface of the region. The Agreement for Compensation of Residents includes the area currently impacted by the geological event, in the view of Civil Defense, and the areas with potential future impacts indicated in the Studies.

In order to meet the actions agreed in the ACP, the Company committed to depositing BRL 2.7 billion into a checking account, of which BRL 1.7 billion according to the Agreement to Compensate the Residents and an additional BRL 1 billion according to the second amendment, with a minimum working capital of BRL 100 million, which transactions are verified by an external audit company. On December 31, 2023, the balance of said checking account, as a result of the expenses incurred related to the PCF, corresponds to BRL 115 recorded in current assets (2022: BRL 175 million). Additionally, the Company and the Authorities agreed upon: (i) the creation of a technical group (Technical Monitoring Committee) with the purpose of monitoring the geological event and studying the areas adjacent to the Civil Defense Map for a period of five years; and (ii) the maintenance of performance bond currently at BRL 615 million (reduction of the performance bond of BRL 2 billion provided for in the Agreement to Compensate the Residents).

With the judicial approval of the Agreement to Compensate of Residents on January 6, 2021, this Public Civil Action was dismissed.

(ii)	Public Civil Action filed by the Federal Public Prosecutor's Office, Federal Public Defenders' Office and Public Prosecutor's Office of the State of Alagoas: Reparations to Residents – Map Version 5

On November 30, 2023, the Company became aware of the ACP filed by the MPF, DPU and MPE against the Municipality of Maceió and Braskem, having as an injunction request, in terms of evidence protection, against the Municipality of Maceió: (i) the disclosure of the new Map of Priority Action Lines, Version 5, and (ii) preparation of an Action Plan to address the issues relevant to the identification of public roads and equipment located in the region. Against Braskem, they made the preliminary requests: (i) the inclusion in the PCF of the new critical level area 00 (area defined by the Civil Defense of Maceió with recommendation for relocation) of Version 5 of the Civil Defense Map and enable the optional inclusion of all those affected whose properties are located in the critical level area 01 (area defined by the Civil Defense of Maceió with recommendation for monitoring) of Version 5 of the Map, with monetary restatement corresponding to the values practiced by the PCF; (ii) the establishment, under the authority of the affected party of critical level area 01, of a Property Damage Redress Program caused by the alleged devaluation of the property, as well as the alleged moral damage suffered as a result of the inclusion of the property in the Map; (iii) hiring an independent and specialized company to identify the alleged material damages to the properties in the event of a decision by the affected party to remain in the critical level area 01 of Version 5 of the Civil Defense Map; and (iv) hiring independent and specialized technical adviser, in order to support the affected in the evaluation of the scenarios and decision making about their relocation or permanence in the area. Regarding the merits, they require confirmation of preliminary injunctions.

On November 30, 2023, the judge issued a decision granting the plaintiffs' preliminary injunctions, in the context of protection of evidence. Against this decision, Braskem requested the staying of the injunction and filed an interlocutory appeal. On January 22, 2024, in the interlocutory appeal, a decision was rendered determining "the immediate staying of the provisional enforcement determined by the court of origin", a decision maintained by collegiate resolution until the final judgment of the interlocutory appeal.

The amount attributed to the case by the plaintiffs is BRL 1 billion.

The Administration, supported by the opinion of its external legal counsel, classifies the probability of a loss in this action as possible.

(iii)	Public Civil Action filed by the Federal Public Prosecutor's Office in Alagoas: Socio-environmental redress

In April 2020, the Company became aware of the ACP requesting the sentencing of the Company to pay compensation for socio-environmental damage and other damage of a collective nature, in addition to the adoption of environmental and compliance remedial measures, including a provisional remedy for freezing of assets, suspension of financing with the Brazilian Economic and Social Development Bank (“BNDES”), constitution of its own private fund in the initial amount of BRL 3.1 billion and provision of guarantees in the amount of BRL 20.5 billion. The amount in dispute was BRL 27.6 billion.

On December 30, 2020, an Agreement for Socio-Environmental Redress was signed, with the Company undertaking mainly to: (i) adopt measures to stabilize and monitor the phenomenon of subsidence resulting from the extraction of rock salt; (ii) redress, mitigate or compensate for potential environmental impacts and damages resulting from rock salt extraction in the city of Maceió; and (iii) redress, mitigate or compensate for potential socio-urban impacts and damages resulting from rock salt extraction in the city of Maceió, as per details below:

(i) For the stabilization of the cavities and soil monitoring, the Company continues with the implementation of the actions of the closure plans of the mining fronts prepared by Braskem and approved by ANM, which measures may be adjusted until the stabilization of the subsidence phenomenon resulting from the extraction of rock salt is verified.

(ii) In relation to potential environmental impacts and damages resulting from the extraction of rock salt in the Municipality of Maceió, the Company contracted, in agreement with the MPF, a renowned specialized and independent company to diagnose and recommend measures to repair, mitigate or compensate for the environmental impacts eventually identified as a result of the rock salt extraction activities in Maceió. On June 30, 2022 and December 7, 2022, the study and the second opinion report on the environmental plan were delivered to the Federal Prosecutor's Office, respectively, and follow the procedure provided for in the agreement for the final consolidation of the actions to be adopted by mutual agreement between the Company and the Federal Prosecutor's Office, but the outcome of which is not possible to predict or whether it will entail amounts in addition to those already recognized in the provision.

(iii) Regarding the potential socio-urban impacts and damages resulting from the extraction of rock salt in the Municipality of Maceió, allocate the amount, defined and not exceeding BRL 1.28 billion, for the adoption of actions and measures in the unoccupied areas, actions of urban mobility and social compensation, and for these actions and social compensation measures the Company filed with the MPF, on June 30, 2022, the report and respective social action plan that will support the definition of the measures to be adopted. Also allocate the amount of BRL 300 million for compensation for social damages and collective moral damages and for any contingencies related to actions in unoccupied areas and urban mobility actions.

The Company and the Federal Public Prosecutor's Office also agreed to hire a specialized consultancy company to evaluate the Social-Environmental Management Program of the Company and to establish a security interest on certain assets of the Company, at the amount of BRL 2.8 billion in lieu of the performance bond of BRL 1 billion.

With the judicial ratification of the Socio-Environmental Redress Agreement on January 6, 2021, the Socio-Environmental ACP was dismissed in relation to Braskem.

Finally, under the terms of the Agreement for Socio-Environmental Reparation, on January 21, 2021, the shelving of the Civil Inquiry was ordered, which was initiated in June 2020 by the MPE with the objective of: (i) assessing the extent of urban damage caused by the geological event that occurred in Maceió; (ii) seeking from the appropriate parties architectural solutions, which are necessary and appropriate, regarding the destination, restoration and/or use of the aforementioned empty spaces left in the impacted neighborhoods; (iii) inquiring, as the case may be, into the possible redress liabilities for the damage caused to the urban order.

On July 21, 2023, the 3rd Federal Court of Maceió approved the full adhesion of the City of Maceió to the terms of the Socio-Environmental Agreement, including the Social Action Plan (PAS) and ratifying the adhesion already addressed within the scope of the Partial Agreement for Urban Mobility.

(iv)	Public Civil Action filed by the Federal Public Defender’s Office: Denial of contracting of insurance under the Housing Finance System (“SFH”)

In November 2021, the Company became aware of the ACP filed by the DPU due to the denial, by the insurers of real estate financing contracts linked to the SFH, to contract housing insurance for contracts for the acquisition of Real estate located within a radius of 1km outside the risk area defined by version 4 of the Civil Defense map, which is the object of the Residents’ Agreement - Refer to item (i).

Insurers linked to SFH, financial agents, a regulatory body and Braskem feature as defendants. The main request is directed only to insurers, financial agents and the regulatory body, on the grounds that the denial of coverage is abusive, and has no technical or legal grounds. There is a (possible) alternative request for Braskem to be ordered to pay damages, in an amount to be settled in the future, if the court finds that the denial of coverage is justified due to the phenomenon of subsidence.

On January 10, 2024, a judgment was rendered partially sentencing the insurers to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and charging abusive prices and increases to avoid the contracting of insurance coverage for properties outside and near the risk area, declaring the nullity of the denials/decline of insurance coverage based exclusively on said safety margin, (ii) summon all interested parties to reassess the housing insurance claim. Braskem was not sentenced, and this decision can be appealed.

It is not possible to estimate the amount of a possible indemnification, which will depend on the demonstration of damages suffered by people who had their insurance coverage denied.

The Management, supported by the opinion of its external legal counsel, classifies the probability of a loss in this action as possible.

(v)	Public Civil Action filed by the Public Defender’s Office for the State of Alagoas: Review of the terms of the Flexal Agreement

In March 2023, the Company became aware of the ACP filed by the DPE against the Company, the Federal Government, State of Alagoas and Municipality of Maceió seeking, among other requests, the review of the terms of the Flexal Agreement entered into between the Company, MPF, MPE, DPU and the Municipality of Maceió, the judicial ratification of which occurred on October 26, 2022, before the Judge of the 3rd Federal Lower Court of Alagoas.

Through this suit, the DPE seeks, among other requests, the inclusion of Flexais residents that make that option in the Financial Compensation and Relocation Support Program (PCF) created within the scope of the ACP (Reparations to Residents), with consequent relocation of these residents and their compensation for moral and property damage in specified parameters in the suit.

On an injunction basis, the DPE requested that the Municipality of Maceió and Braskem initiate the registration of all residents who chose to be relocated and their concomitant inclusion in the PCF, or, in the alternative, that the blocking of the amount of BRL 1.7 billion be determined, to the detriment of Braskem, to guarantee compensation for moral and material damages to the residents of Flexais. These preliminary injunctions were rejected by the courts of first and second instance. As of December 31, 2023, the amount in dispute regarding this action is BRL 1.95 billion.

On January 19, 2024, a judgment was rendered, still subject to appeal by the parties, partially upholding the requests of the DPE. The judge ruled:

i.	To dismiss the request for annulment of the clauses of the Flexal Agreement, stating, however, that the discharge provided for in the agreement must be interpreted as a discharge until the date of execution of the agreement, and does not cover material damages related to the properties and their devaluation;
ii.	Declare as unfounded the request for payment of collective moral damage;
iii.	To uphold the payment of moral damage suffered while the effects of social isolation last. The judgment validated the program parameters provided for in the Flexal Agreement, but it understood that the amounts already paid in the program correspond to the period between October 2020 and the date of execution of the Flexal Agreement, and the payments must extend until the effective requalification of the Flexais region;

iv.	To uphold the claim for compensation for material damages resulting from real estate devaluation to be ascertained in the judgment enforcement stage;
v.	To determine the division of the action to judge the request for relocation of residents, among others;

The Administration, supported by the opinion of its external legal counsel, classifies the probability of a loss in this action as possible.

(vi)            Public Civil Action filed by the Federation of Fishermen of the State of Alagoas (“FEPEAL”) and the National Confederation of Fishermen and Aquaculturists (“CNPA”): Redress to Fishermen.

In August 2023, the Company became aware of the ACP filed by FEPEAL and CNPA (jointly “Associations”) against the Company, seeking compensation for material damages (consequential damages and loss of profits) and homogeneous and collective individual moral damages for the Associations and each of the alleged 8,493 fishermen supposedly affected and represented by the Associations.

In an injunction, it was requested, among other claims, that the Company provide sufficient amounts to guarantee the indemnification of the fishermen covered by the ACP, and also issue a notice of material fact to the shareholders, requests that were rejected by the Court.

Among other requests, the Associations request the payment of: (i) indemnification for (a) individual and homogeneous moral damages incurred in the amount of BRL 50,000, and (b) material damages in the form of individual and homogeneous loss of profits in the amount of BRL 132,000, in both cases for each of the alleged fishermen supposedly affected; (ii) indemnification for collective moral damages for the Associations in the amount of BRL 100,000; (iii) indemnification for collective material damages to the Associations in the amount of BRL 750,000; and (iv) loss of suit fees in the amount of 20% of the sentencing.

On December 31, 2023, the requests made by the plaintiffs amount to BRL 1.93 billion and the Administration, supported by the opinion of the external legal counsel, classifies the chance of loss in the amount of BRL 1.61 billion as possible and BRL 321 million as remote.

(vii)	Public Civil Action filed by the Federation of Fishermen of the State of Alagoas (“FEPEAL”): Aid to Fishermen

On December 13, 2023, the Company became aware of the ACP, with a request for urgent relief, filed by FEPEAL, with a request for the payment of emergency aid to fishermen working in Mundaú Lagoon, in the amount of BRL 1,946.75 per month, for as long as the prohibition against navigating in a stretch of the Lagoon, imposed by Ordinance 77 of the Port Authority of Alagoas (“CPAL”), lasts.

As a result of the negotiations between the ACP parties and other institutions, initiated in December 2023, to enter into an agreement on the subject, on February 7, 2024, the Agreement among Braskem, FEPEAL, CNPA and the DPU was approved, for the payment of compensation to fishermen and shellfish gatherers temporarily affected by the restriction of vessel traffic in the Mundaú Lagoon, in a perimeter delimited by the Port Authority of Alagoas, for safety reasons. The agreement provides for the payment by Braskem of the equivalent of three times the minimum wage for up to 1,870 professionals who are registered with the Ministry of Fisheries and Agriculture (“MPA”) and have proven operations in the region. The ratification judgment put an end to said ACP, dismissing the suit with prejudice.

(viii)	Argument of Noncompliance with a Fundamental Precept (“ADPF”) filed by the Governor of the State of Alagoas

On December 18, 2023, the Company became aware of the ADPF filed by the Governor of the State of Alagoas with the Federal Supreme Court, in view of certain clauses of the agreements entered into out-of-court and ratified in the records of proceedings No. 0803836-61.2019.4.05.8000 (ACP Residents' Redress), 0806577-74.2019.4.05.8000 (ACP Socio-environmental Redress) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with the release of the Company, as well as the acquisition and operation of unoccupied properties.

On December 18, 2023, Braskem filed a statement requesting that the ADPF be denied further action. On January 10, 2024, the reporting judge ordered the hearing of the Company, the Municipality of Maceió/AL, the Attorney General's Office of Alagoas, the Public Defender's Office of Alagoas and the Federal Public Defender's Office and the manifestation of the Federal Attorney General's Office and Attorney General's Office of the Republic.

No value was attributed to the case. The Administration, supported by the opinion of its external legal counsel, classifies the probability of a loss in this action as possible.

(ix)	Action for Damages: Companhia Brasileira de Trens Urbanos (“CBTU”)

On February 2, 2021, the Company became aware of the filing of a lawsuit by Companhia Brasileira de Trens Urbanos (“CBTU”), whose complaint initially only sought a provisional remedy to maintain the terms of cooperation previously signed by the parties. The request was rejected at the first and second instances, given the fulfillment of the obligations undertaken by indirect subsidiary Braskem. On February 24, 2021, CBTU filed an amendment to its complaint, requesting the payment of compensation for property damage in the amount of BRL 222 million and moral damage in the amount of BRL 500 thousand, as well as the imposition of a positive covenant, including the construction of a new railway to replace the section that passed through the risk area.

On December 31, 2023 the adjusted value of this action is BRL 1.46 billion (2022: BRL 1.43 billion). Braskem signed a memorandum of understanding with CBTU to seek a consensual solution and the suspension of the legal action during the negotiation period, and has advanced its technical understanding on the topic. As a result of a joint petition by the parties, the legal action was suspended until July 2024.

The Administration, supported by the opinion of its external legal counsel, classifies the probability of a loss in this action as possible.

(x)	Action for Damages: Pinheiro Neighborhood Property

In July 2019, the Company became aware of the action for damages filed by construction company Construtora Humberto Lobo (under Judicial Reorganization), claiming to have suffered damage and loss of profits due to a commitment to buy and sell a Braskem plot of land in the District of Pinheiro. Said contract was terminated by Braskem for lack of payment by the construction company. Despite this, the Construction Company alleges that Braskem would have concealed the information on the existence of structural problems in deactivated salt extraction wells located on the land in question. On July 5, 2023, a decision was rendered in favor of Braskem, which did not recognize the existence of the alleged loss of profits claimed nor the alleged damage to the image of the construction company, determining only the return of the amount of BRL 3, by Braskem to plaintiff, plus monetary correction, which must be deducted from the amounts already received by Humberto Lobo throughout the proceedings. The lawsuit is in progress and the Management, supported by the opinion of its external legal advisors, classifies the probability of a loss in this action as possible. As of December 31, 2023, the amount of this action is BRL 0.5 (2022: BRL 306).

(xi)	Action for damages: State of Alagoas

In March 2023, the Company became aware of the action filed by the State of Alagoas, seeking reparation for alleged damage suffered from, among others, the loss of Real properties inside the risk area determined by the Civil Defense, alleged investments started by the State of Alagoas and that were made useless as a result of the vacancy of the risk area and alleged loss of tax revenue, with request for such damage to be assessed by a court expert.

On October 10, 2023, a judgment was rendered by the lower court, in an early judgment on the merits, sentencing Braskem to reimburse the investments made, public equipment and tax collection losses in the manner required by the State of Alagoas. The indemnity amounts must be calculated in the award calculation phase. The Company filed an appeal against this decision. As of December 31, 2023, the amount in dispute regarding this action is BRL 1.42 billion. In this suit, there is a guarantee insurance presented by the Company in the amount of BRL 1.42 billion. The Administration, supported by the opinion of its external legal counsel, classifies the probability of a loss in this action as possible.

(xii)	Other individual lawsuits: Indemnities related to the impacts of subsidence and vacating of the affected areas

On December 31, 2023, Braskem had been summoned and appeared as a defendant in several other lawsuits, which, together, involve the amount of BRL 1.42 billion (2022: BRL 1 billion), filed in Brazil and abroad, seeking the payment of indemnities directly or indirectly related to the geological event in Maceió.

The Administration, supported by the opinion of its external legal counsel, classifies the probability of a loss in the individual actions as possible, which amount to the figure mentioned above.

(xiii)	Administrative Proceedings; Infraction Notice from Instituto do Meio Ambiente do Estado de Alagoas (“IMA”)

On December 4, 2023, the Company received a notice of BRL 70 million by the Environmental Institute of the State of Alagoas for alleged environmental degradation resulting from the displacement of the soil in the region of closure of the mining front in the municipality of Maceió. Considering that in 2019 the Company had already been penalized for the same fact and legal basis, a defense was presented to the notice of infraction by bis in idem. The original infraction notice, of 2019, was closed with the signing of a Conduct Adjustment Term (“TAC”), on December 23, 2023.

The Administration, supported by the opinion of its external legal counsel, classifies the probability of a loss in this action as possible.

Leniency Agreement

In the context of allegations of undue payments under Operation Car Wash (Operação Lava Jato) in Brazil, the Company hired specialists in internal investigation to conduct an independent investigation of such allegations (“Investigation”) and report the results thereof.

In December 2016, the Company entered into a Leniency Agreement with the Federal Public Prosecutor's Office (“MPF Agreement”) and with the authorities of the United States and Switzerland (“Global Agreement”), in the amount of BRL 3.1 billion (approximately USD 957 million at the time), which have been duly ratified. Also, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Federal General Controllership (“CGU”) and the Federal Attorney General’s Office (“AGU”), which Culminated in the signing of a leniency agreement with said authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Agreement, simply “Agreements”), which pertain to the same facts object of the Global Agreement and sets forth an additional disbursement of BRL 410 million, due to the calculations and parameters used by the CGU and the AGU. Additionally, in 2019 the Public Prosecutor’s Office of the State of Bahia and the Public Prosecutor’s Office of the State of Rio Grande do Sul adhered to the MPF Agreement, with no provision for additional payments by the Company.

Since 2016, the Company has already paid BRL 3,071 million, distributed as shown in the table below:

(i) U.S. Department of Justice (“DoJ”); Swiss Office of the Attorney General (“OAG”) and U.S. Securities Exchange Commission (“sec”).

In August 2023, the Company was notified by CGU of the end of the monitoring period of the integrity program, which also presented the Closing Statement.

In January 2023, the Company offered its own and third-party court orders as a form of payment of the fourth installment of the Leniency Agreement (due on January 30, 2023), and its discharge is subject to the evaluation by the relevant authorities. At this time, the Company lowered the amount payable for this portion of the Leniency Agreement, creating an obligation against third parties and lowering its own court-ordered debt.

It turns out that the ordinance that regulated this settlement procedure was revoked, and no new regulation on the subject was issued before the expiration of the term of the contracts for the acquisition of third party court orders (due on December 31, 2023). For this reason, the Company returned the amount of this installment to the balance payable of the Leniency Agreement, it being agreed that the enforceability of the 2023 installment remains suspended, pending the issuance of the new rules by the relevant authorities. The balance payable for the Leniency Agreement, on December 31, 2023, is BRL 1,016 million, of which BRL 840 million is recorded in current assets and BRL 176 million in non-current assets.

Class action

On August 25, 2020, an action was filed against Braskem and certain current and former executives of the Company at the New Jersey District Court in the United Sates, on behalf of an alleged class of investors that acquired Braskem bonds. The lawsuit is supported by the 1934 U.S. Securities Exchange Act and its rules, based on claims that the defendants made false statements or omitted information in relation to the geologic event in Alagoas.

On December 15, 2022, the parties entered into an Agreement for the termination of the Class Action (Agreement) upon payment of BRL 16 million (USD 3 million), which was carried out in January 2023. On May 5, 2023, the agreement was approved, without reservations, by the court. On May 25, 2023, an Order of Dismissal was issued acknowledging the absence of objections to the agreement and determining the closure of the case and the proceeding dismissed with respect to Braskem and related parties. The allocation of funds paid by virtue of the agreement was ratified by the court on December 13, 2023.

2.5 - Non-accounting measurements

Consistent with market practices, the Company discloses non-accounting measures that are not measures of financial performance under Brazilian Accounting Practices and International Financial Reporting Standards ("IFRS"). Management believes that the presentation of these measures provides useful information for investors to have a better understanding of the Company’s operating performance and financial results. However, these non-accounting measures do not have standardized meanings and methodologies and may not be directly comparable to the same or similarly named metrics published by other companies due to different calculation methodologies or because of items that may be subject to interpretation. Although non-accounting measures are frequently used by market investors and management to analyze its financial and operating position, potential investors should not base their investment decision on this information as a substitute for accounting measures or as an indication of future results.

The information included in this item 2.5 was prepared based on the consolidated financial statements of the Company and should be read and analyzed together with the information contained in the Company's individual and consolidated financial statements and their respective accompanying notes, available on the Company's Investor Relations website (www.braskem-ri.com.br) and the CVM website (www.cvm.gov.br).

2.5.a -Inform the value of non-accounting measures

Consolidated Amounts in million of BRL	Consolidated Financial Information for the year ending December 31, 2023
Consolidated EBITDA	2,413
Adjusted Consolidated EBITDA	3,737
Adjusted Consolidated EBITDA (UDM)	3,737
Consolidated EBITDA Margin (%)	3%
Adjusted Consolidated EBITDA Margin (%)	5%
Consolidated Gross Debt	53,357
Consolidated Net Debt	34,214
Financial Leverage	9.15x

Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin

Consolidated EBITDA is a non-accounting measure prepared by the Company in accordance with CVM Instruction No. 527, dated October 4, 2012 (“CVM Instruction 527”), reconciled with its financial statements and corresponds to net income (loss) for the period plus (i) income and social contribution taxes - current and deferred; (ii) the net financial result; and (iii) depreciation and amortization. From Consolidated EBITDA, the Company discloses the consolidated non-accounting measures Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin. The Company defines Adjusted Consolidated EBITDA as Consolidated EBITDA plus (i) the Provision (reversal) for impairment of long-term assets; (ii) Shareholding in earnings of subsidiaries; (Iii) of (Reversal) provision for geological event in Alagoas; (iv) of the Provision for environmental remediation; (v) PIS/COFINS credit related to essentiality and relevance; and (vi) of the claim settlement term with insurance companies.

The Adjusted Consolidated EBITDA (UDM) corresponds to the Consolidated Adjusted EBITDA of the last dose months. Consolidated EBITDA Margin corresponds to the percentage of Consolidated EBITDA divided by consolidated net sales and services revenue, and Adjusted Consolidated EBITDA Margin corresponds to the percentage of Adjusted Consolidated EBITDA divided by consolidated net sales and services revenue.

The Company uses the non-accounting indicators Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin to measure its consolidated operating performance, as it believes it facilitates comparability of its structure over the years, since they correspond to indicators used to assess a company's financial results, without the influence of its capital structure, tax and financial effects.

Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin are not measures established in accordance with international accounting standards (IFRS) and are only additional information to its financial statements and should not be used as (i) a basis for dividend distribution (ii) substitutes for net income and operating cash flow; (iii) operating performance indicators, in isolation from other accounting indicators; or (iv) liquidity indicators, separately from other accounting indicators.

Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA (UDM))

The Company's Consolidated Gross Debt corresponds to the sum of financing and debentures (current and non-current). The Consolidated Gross Debt less cash and cash equivalents and less financial investments (current and non-current) results in the Company's Consolidated Net Debt. From Consolidated Net Debt and Adjusted Consolidated EBITDA, the Company discloses the non-accounting measure Financial Leverage, which is calculated as Consolidated Net Debt divided by Adjusted Consolidated EBITDA for the last twelve months.

Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage are not measures established in accordance with international accounting standards (IFRS) and have no standard meaning. Other companies may calculate Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage differently than the Company. The Company believes that the measurements of Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage are useful in assessing the degree of financial leverage relative to operating cash flow.

2.5.b - Make conciliation of reported values and the audited financial statement figures

Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin

Consolidated Amounts in million of BRL	Consolidated Financial Information for the year ending December 31, 2022
Net Income (loss) for the period	(4,890)
(+) Income tax and social contribution – current and deferred	(1,302)
(+) Financial results	3,400
(+) Depreciation and amortization	5,206
Consolidated EBITDA (1)	2,413
(+) Provision (reversal) for losses on long-lived assets (2)	100
(+) Income from shareholdings (3)	(7)
(+) (Reversal) provision for geological event in Alagoas (4)	2,194
(+) Provision for environmental remediation	(0.9)
(+) Claim Settlement Agreement with insurers	(746)
(+) PIS/COFINS Credit - Essential Nature and Relevance	(216)
EBITDA Adjusted Consolidated (1)	3,737
EBITDA Adjusted Consolidated (UDM)	3,737
Consolidated Net Sales and Services Revenue	70,569
Consolidated EBITDA Margin (%)	3%
Adjusted Consolidated EBITDA Margin (%)	5%

(1)  Consolidated EBITDA and Adjusted Consolidated EBITDA correspond, respectively, to Underlying EBITDA and Recurring EBITDA in other documents released by the Company, including quarterly earnings releases, investor presentations, annual management and sustainability reports.

(2)  Represents the constitutions or reversals of provisions for losses on recovery of long-term assets that were adjusted to form Adjusted Consolidated EBITDA because there is no expectation of financial realization and, if any, will be captured in the proper income statement accounts.

(3)  Corresponds to the equity equivalence of investments in associated companies and jointly controlled companies.

(4)  Corresponds to the provision (reversal) related to the geological event in Alagoas recorded in each period that impacts results in "Other net income (expenses)".

Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA (UDM))

Consolidated Amounts in million of BRL	Consolidated Financial Information in the fiscal year ended on December 31, 2023
Financing and debentures (current) (1)	2,767
Financing and debentures (non-current) (1)	50,718
CRA Swap Derivative (assets)/net liabilities	(128)
Gross Debt Consolidated	53,357
Cash and Cash Equivalents (current) (2)	14,187
Financial applications (current) (2)	4,956
Net debt Consolidated	34,214
EBITDA Adjusted Consolidated (UDM)	3,737

Financial Leverage (Consolidated Net Debt / Consolidated EBITDA Adjusted (UDM)) (3)	9.15x

(1)  Considering Braskem Idesa financing (current and non-current)

(2)  Considering cash and cash equivalents of Braskem Idesa (current)

(3)  The Consolidated Net Debt presented above considers: (i) Net Debt of Braskem Idesa calculated by the financing of Braskem Idesa and its controlled companies in the amount of BRL 11,250 million in 2023, less cash and cash equivalents of Braskem Idesa and its controlled companies in the amount of BRL 1,562 million in 2023; (ii) Investments in restricted funds (“exclusive cash of Alagoas”) in the amount of BRL 24 million in 2023; and (iii) Hybrid Bond in the total amount of BRL 3,077 million in 2023. This quotient does not consider (i) the Leniency Agreement amounting to BRL 1,106 million in 2022, plus the CDI - Dollar Swap Derivative in the negative amount of BRL 36 million in 2023.

In the normal course of business, the Company historically reported financial leverage ratio calculated as follows:

(i)      the Net Debt of Braskem Idesa is deducted from the Consolidated Net Debt, since it has the characteristic of being financed in the Project Finance modality, in which the debt must be paid exclusively with the cash generation of the company itself and is guaranteed by the receivables, cash generation and other rights of Braskem Idesa. Therefore, the Adjusted EBITDA (UDM) generated by Braskem Idesa is not considered;

(ii)     the investments of cash and cash equivalents in restricted funds (exclusive cash of Alagoas) related to the geological event of Alagoas are deducted from Cash and Cash Equivalents, since such amounts are dedicated exclusively to the Financial Compensation and Relocation Support Program in the scope of the geological event of Alagoas;

(iii)     the balance payable related to the Leniency Agreement is added to Consolidated Net Debt, as it is considered a corporate financial payment obligation of the Company; and in line with specific methodology considered by some rating agencies, the hybrid bond in the amount of USD 600 million issued by the Company in July 2020 is classified as a hybrid capital instrument. Therefore, 50% of the balance of this debt does not compose the indebtedness indexes calculated based on this methodology.

2.5.c - Reason why it believes that such measurement is more appropriate for the correct understanding of its financial condition and the results of its operations

Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin

The Company uses Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin as financial indicators because it believes that these indicators are measures of the Company's consolidated result without the influence of its capital structure, tax and financial effects.

It is worth mentioning that Consolidated EBITDA, Adjusted Consolidated EBITDA, Adjusted Consolidated EBITDA (UDM), Consolidated EBITDA Margin and Adjusted Consolidated EBITDA Margin are additional information to the financial statements and should not be used as a substitute for audited results as they are not measures recognized by accounting practices adopted in Brazil or by international accounting standards (IFRS).

Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA (UDM))

The Company believes that the measurements of Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Adjusted Consolidated Net Debt/Adjusted Consolidated EBITDA (UDM)) better reflect its indebtedness and financial leverage.

It is worth noting that Consolidated Gross Debt, Consolidated Net Debt and Financial Leverage (Consolidated Net Debt/Adjusted Consolidated EBITDA (UDM)) are additional information to the financial statements and can be supplemental measures for investors and financial analysts in their analysis of the Company's financial condition and operating performance, as well as being used by the Company itself in making certain management decisions.

2.6 - Events subsequent to the financial statements

The Company's consolidated financial statements for the fiscal year ended on December 31, 2023 were approved by the Company's Board of Directors and issued on March 18, 2024.

The following events subsequent to the financial statements related to the fiscal year 2023 were verified, under the terms of the rules provided for in Technical Pronouncement CPC 24, approved by CVM Resolution No. 105/2022:

1)	On February 7, 2024, the Term of Agreement between Braskem, FEPEAL, CNPA and DPU was approved, for the payment of compensation to fishermen and shellfish gatherers temporarily affected by the restriction of vessel traffic in Lagoa Mundaú, in a perimeter delimited by the Port Authority of Alagoas, for security reasons. The agreement provides for the payment by Braskem of the equivalent of three minimum wages for up to 1,870 professionals who are registered in the MPA and have proven performance in the region, whose amount is already provisioned in this year. The ratification judgment terminated said ACP, extinguishing the deed with examination of the merits (as disclosed in Braskem's 2023 Financial Statements, note 24.1.vii).

2.7 - Allocation of results

Fiscal year ended on December 31, 2023
(a) rules on retained profits

The Company's Bylaws do not provide for any statutory reserve, as provided for in article 194 of Law 6,404 of December 15, 1976, as amended ("Corporation Law").

However, the Company's General Meeting may resolve on the establishment of other reserves, as well as on the retention of profits, as established in the Corporations Law.

(a.i) amounts withheld from profits	In the fiscal year ending December 31, 2023, the Company calculated a loss.
(a.ii) percentages in relation to total reported profits	Not applicable.
(b) rules on dividend distribution

Minimum dividend: According to the Company's Bylaws, 25.0% of the net income for the year will be allocated to the payment of mandatory dividends, subject to the legal and statutory advantages of Class "A" and "B" preferred shares.

Priority dividend: Class “A” and “B” preferred shares will have equal priority in the distribution each year, of a minimum non-cumulative dividend of 6% of their unit value (obtained by dividing the corporate capital by the total shares outstanding), in accordance with the profits available for distribution to shareholders. The common shares will only be entitled to dividends after the dividends of the preferred shares have been paid.

After complying with the provisions of the previous paragraph and after common shares have been assured a dividend of six percent (6%) on their unit value, the class A preferred shares shall compete on equal conditions with the common shares in the distribution of the remaining profit. The class B preferred shares will not participate in the remaining profits after receiving the minimum dividend referred to above.

When the amount of the priority dividend paid to the preferred shares:

Class “A” and "B" is equal to or greater than 25.0% of the net income of the fiscal year calculated in the form of Article 202 of the Law of Corporations, it is characterized the full payment of the mandatory dividend. If there is any surplus of the mandatory dividend after the payment of the priority dividend, it will be applied: in the payment to the common shares of a dividend up to the limit of the priority dividend of the preferred shares; in the event there is still a residual balance, to the equal distribution of an additional dividend on the common and on the class “A” preferred shares, in such a way that each common or preferred share of that class receives the same dividend.

(c) Periodicity for dividend distributions	On December 31, 2023, the Company’s dividend distribution policy guaranteed to the shareholders the annual distribution of dividends. Notwithstanding this, the Board of Directors could determine the preparation of quarterly and/or semi-annual balance sheets for the distribution of dividends, in compliance with the provisions of the law. There may be distribution of anticipated dividends, by previous resolution of the Board of Directors, forbidden to distribute "ad referendum" of the General Meeting, under the terms of paragraph 4 of article 46 of the Bylaws.
(d) any dividend distribution restrictions imposed by law or special regulations applying to the issuer, or otherwise prescribed by contract or by administrative, judicial or arbitration decisions	Except for the provisions of the Brazilian Corporation Law and the Company’s Bylaws, the Company had no restrictions to the distribution of dividends imposed by legislation or regulation, or by contracts or judicial, administrative or arbitration decisions.
(d.i) Policy destined for formally approved results, informing the body responsible for the approval, approval date and, if the issuer discloses the policy, websites where the document can be consulted	The Company has a Dividend Policy, approved on June 20, 2018 by the Company’s Board of Directors, which is available on the websites of the Company (www.braskem-ri.com.br) and the CVM (www.cvm.gov.br), establishing the attributions and responsibilities related to the distribution of dividends and/or interest on equity, in compliance or in addition to the provisions of the applicable legislation and regulations.

if the issuer has a formally approved policy for allocation of net income, inform the body responsible for approval, the date of approval, and, if the issuer discloses the policy, the locations on the worldwide web where the document may be consulted

The Company has a Dividend Policy, approved on June 20, 2018 by the Company’s Board of Directors, which is available on the websites of the Company (www.braskem-ri.com.br) and the CVM (www.cvm.gov.br), establishing the attributions and responsibilities related to the distribution of dividends and/or interest on equity, in compliance or in addition to the provisions of the applicable legislation and regulations.

2.8 - Relevant items not evidenced in the financial statements

2.8.a - The off-balance-sheet assets and liabilities directly or indirectly owned by the Company

The Company has long-term contractual obligations arising from agreements entered into for the purchase of inputs. On December 31, 2023, these commitments totaled BRL 8,616 million (2022: BRL 8,287 million) and should be settled by 2044.

2.8.b - Other items not evidenced in the Financial Statements

In the fiscal year ended on December 31, 2023, there are no relevant items not evidenced in the Company’s financial statements.

2.9       Comments on items not evidenced in the financial statements

In relation to each off-balance sheet item indicated in item 2.8, the officers shall comment on:

2.9.a - how such items affect or are likely to affect the income, expenses, operating results, financial expenses or other items on the issuer’s financial statements

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2023.

2.9.b - the type and purpose of the transaction

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2023.

2.9.c - the kind and amount of obligations undertaken and rights generated in favor of issuer as a result of the transaction

There were no relevant items not evidenced in the Company’s financial statements on December 31, 2023.

2.10 - Business Plan

The officers shall state and comment on the major points in the issuer’s business plan, exploring specifically the following topics:

2.10.a – Investments

(i) Quantitative and qualitative description of ongoing and planned investments

The Company’s business plan is built based on the following strategic objectives: (i) grow current businesses through high return investments, with productivity and competitiveness improvements, and also continue implementing the decarbonization of current assets, measures that together will enable the delivery of the goal of achieving carbon neutrality in 2050 and reducing scope 1 and 2 emissions by 15% by 20302; (ii) grow in bio-based resins and chemicals and expand the use of renewable raw material, with the goal of reaching the target of expanding production capacity of green products to 1 million tons by 20303; and (iii) grow in circular products (mechanical recycling) and expand the use of circular raw material (advanced recycling), with the commitment to reach 1 million tons of resins and chemicals with recycled content by 20304.

In line with such objectives and with the maintenance of its operation, the Company disbursed BRL 4,530 million in additions to fixed assets and to intangible assets, during the fiscal year ended on December 31, 2023.

2023 Investments

Throughout 2023, investing activities for which we use net cash on a consolidated basis consisted primarily of: (i) acquisitions of fixed assets of BRL 2,936 million, in the Brazil segment, which were mainly allocated to industrial operations, including investments related to the maintenance of schedules, operational efficiency, health, environment and safety (HSE), including reliability and operational safety of industrial assets, productivity, modernization and strategic projects; (ii) acquisitions of fixed assets of BRL 340 million in the United States and Europe segment, allocated to both industrial operations and strategic projects; and (iii) acquisitions of fixed assets at the amount of BRL 842 million in the Mexico segment, mainly represented by the new ethane terminal.

2024 Investments

The total investment expected to be made in 2024 by Braskem (former Braskem Idesa) is BRL 2,219 million, which will be used mainly for (i) scheduled maintenance shutdowns of some resin plants in Brazil, the United States and Germany; (ii) regulatory and process safety investments; (iii) mechanical integrity program of the assets and acquisition of spare parts; (iv) investments in Innovation & Technology, including the new Boston laboratory in the United States; (v) technological developments; and (vi) continued construction of the desulfurization unit to reduce atmospheric emission levels and increase the energy efficiency of the petrochemical plant in Rio Grande do Sul.

With respect to Braskem Idesa, the total investment expected to be made in 2024 is BRL 1,270 million, of which BRL 1,016 million is related to the ethane import terminal that will be financed through the Syndicated

2 Base year is the average of 2018, 2019 and 2020, measured in moving average (3 years).

3 Base year of 2020, annual measurement.

4 Base year of 2020, annual measurement.

Project Finance Loan issued by Terminal Química Puerto México. The remaining BRL 254 million will be mainly allocated to projects related to operational efficiency, such as maintenance, productivity and HSE.

(ii) Sources of investment funding

The Company seeks to fund its investment plan preferably with credit facilities from Brazilian and international government agents (including fostering institutions, such as those described in item 2.1(d) of the Reference Form), when they present competitive conditions to the Company. The decision regarding the funding depends on the Company’s financial strategy and the investments’ eligibility to the available facilities.

(iii) Relevant divestments in progress and planned divestments

There is no total asset divestment process underway or planned. In line with its strategic pillars, Braskem maintains its focus on returning invested capital, strengthening its leadership and growth in biopolymers. In this context, the Company constantly evaluates its asset portfolio in order to guide its strategic decisions regarding potential future divestments.

2.10.b - the acquisition of plants, equipment, patents and other assets that may have a material impact on the issuer’s production capacity, if already disclosed

There is no acquisition of plants, equipment, patents or other assets that should materially influence the production capacity of the Company.

2.10.c - new products and services, indicating:

(i) description of ongoing research already published; (ii) total amounts spent by the issuer on research to develop new products or services; (iii) projects under development already announced; and (iv) total amounts spent by the issuer on the development of new products or services.

Innovation is a strategic pillar of Braskem, as the improvement of existing technologies and the development of new technologies are fundamental to achieve the Company's strategic objectives. The Company has a robust and global structure, with 366 members who work in synergy in the search for expected results.

Furthermore, the Company has state-of-the-art laboratories and pilot plants to enable the research that supports its customers and their needs today, with a focus on 2025, 2030 and 2050:

i.	2 technology and innovation centers (Triunfo-BR and Pittsburgh-USA)
ii.	2 polymer technical centers (Wesseling-Germany and Coatzacoalcos-MX)
iii.	7 pilot plants
iv.	2 research centers in renewable chemicals (Campinas-BR and Lexington-USA, in the final phase of construction)
v.	1 process technology development center (Mauá-BR)

Based on this structure, several projects were developed that connect with each of the Company's growth avenues:

a.	Traditional business
•	Portfolio evolution: product development through improvements and advanced materials research.
•	Vulnerability reduction: reduction of vulnerabilities in the supply of additives and catalysts

•	Technological support for assets: improvements in process technology and catalysis team in current assets.
•	Decarbonization initiatives: development of processes to address the decarbonization of current assets.
b.	Bio-based
•	Bioethylene technology: technological improvements in a collaborative research and development (R&D) partnership with Lummus.
•	Expansion of the bio-based portfolio: expansion of the bio-based portfolio (MEG, green PP, EVA, PE wax, solvents, butanol and butadiene).
•	Monitoring of green raw materials: technical analysis of alternative raw materials for current assets.
c.	Recycling
•	Portfolio of recycled resins: product development to create and enhance the portfolio of post-consumer resins.
•	Chemical recycling platform: development and improvement of pyrolysis technology, in addition to the search for more chemical recycling alternatives.

Regarding decarbonization, the Company developed projects in partnership with universities, such as the University of Illinois (UIC) to capture CO2 from gases emitted in industrial operations and convert it into ethylene in addition to other chemicals, and the University of São Paulo (USP) and University of São Carlos (UFSCar) with the objective of evaluating catalytic and electrocatalytic routes to convert CO2 into chemicals, such as olefins and alcohols.

Projects dedicated to the bio-based avenue seek to develop low-carbon chemicals on a commercial scale, centered on the main attributes: 100% renewable, with full drop-in compatibility in relation to analogous chemicals, produced in a sustainable way, with raw materials of biological origin and negative carbon footprint.

In 2023, Braskem established a relevant partnership with the Countless consortium in Europe, with 13 partners led by Vito NV. The target project of the partnership deals with the technical-economic evaluation of the first demonstration-scale continuous catalytic lignin hydrogenolysis process. Project partners will process the chemical made of lignin, demonstrating its applicability and cost-effectiveness. In addition, important developments have been made in biotechnology and catalytic research, focusing on proof-of-concept new routes for renewable energy.

Another partnership signed in 2023 that contributes to this avenue is with Lallemand Biofuels & Distilled Spirits (LBDS), for the development of renewable chemicals. The objective is to establish a technological and commercial approach to the research, development and commercialization of state-of-the-art renewable alternatives to chemicals made from fossil raw materials. Through LBDS technology, the partnership will explore development for the solvent segment.

In the recycling avenue, Braskem launched several grids that contributed to the expansion of the Company's portfolio of post-consumer resins, such as high-density polyethylene, made from landfill waste for use in lubricating oil packaging, and polypropylene, also from landfills, developed for injection modeling. Another portfolio development was the conversion of used raffia bags into new bags of the same material, through the reverse logistics program.

Regarding advanced recycling, the Company has made significant progress in the development of a new catalytic depolymerization technology to produce basic chemicals (monomers) through plastic waste. These monomers are then used to produce new circular plastic. The Company obtained results in bench tests, and the pilot plant is expected to start in 2025, with the technology commercially available in 2030. The main advantages of this technology are the lower carbon footprint and the ability to use various plastic raw materials.

In 2023, investments in innovation and technology infrastructure also included the construction of a new renewable routes research center in Lexington, United States, which totaled USD 8.3 million in the period. Through the total investment of USD 20 million, the center will focus on the development of early stage technologies related to biotechnology and catalysis, contributing to Braskem's goal of carbon neutrality.

In May 2023, the expansion of the Technology and Innovation Center (CTI) located at the Triunfo Petrochemical Complex was inaugurated, which represents a 25% increase in the Company's research and development area at the site. The amount disbursed was BRL 108 million, of which BRL 64 million was spent on the physical structure of the new building and BRL 44 million on state-of-the-art laboratory equipment to accelerate Braskem's innovation process. The new building has expanded laboratory structures, such as catalysis and advanced characterization, chromatography, polymer fractionation and microscopy. It also has a dedicated structure for PVC and EVA, with a focus on finding new applications for resins, such as new uses for Green EVA produced from sugarcane. Another highlight was the acquisition of new robots that streamline processes such as mechanical testing and chemical analysis, in addition to generating more accurate results.

With regard to expenditures and investments related to research and development projects, Braskem earmarked BRL 554 million to these initiatives. More than 450 of the Company's customers were supported by the innovation and technology team, and 20 new patent applications and 87 extensions were made.

By the end of 2023, Braskem’s portfolio had 210 projects in innovation and technology, 147 projects evaluated with regard to the Sustainability Index, with 121 projects classified as having a positive impact, representing a Sustainability Index of 82%. The positive impacts of these initiatives are related to: water and/or energy savings, chemical safety (process/product), greenhouse gas emissions, and circularity.

In the fiscal year ending December 31, 2023, the Company recorded a total of BRL 383 million in Research and Development Expenses.

2.10.d - opportunities inserted in the issuer's business plan related to ESG issues

The review of Braskem's corporate strategy, carried out in 2022, integrated its long-term goals for sustainable development, defining the company's growth focus for the coming years in three avenues: traditional business, bio-based and recycling. The strategy is anchored in pillars and foundations, and is focused on creating value through the balance of capital allocation, to return value to shareholders throughout the cycle, while investing in avenues of growth. Thus, generating a positive impact for all stakeholders.

The growth avenues are:

• Traditional Business: leverage the traditional petrochemical business, composed of products of fossil origin, seeking to increase its profitability, through selective investments of high added value, including projects to improve productivity and competitiveness, in addition to continuing to implement the decarbonization of the

Company's current assets. These measures, together, will enable the delivery of our goal to reduce scope 1 and 2 emissions by 15% by 20305 and achieve carbon neutrality by 2050.

• Bio-based: to grow in bio-based resins and chemicals, and expand the use of renewable raw material, in line with the commitment to expand green product production capacity to 1 million tons by 20306.

• Recycling: to increase the circular product portfolio, through mechanical recycling, and expand the use of circular raw material, through advanced recycling, in line with the commitment to reach 1 million tons of resins and chemicals with recycled content by 20307.

Regarding the traditional business growth avenue, Braskem sees the decarbonization of its assets as an opportunity related to ESG. In this sense, the industrial decarbonization plan was created with the objective of structuring the business plan and advancing in initiatives that promote a 15% reduction in our absolute CO2 emissions (scopes 1 and 2) by 2030. In 2023, the 2030 Global Decarbonization Roadmap8 totaled more than 50 initiatives in varying degrees of maturity. The initiatives focus on Braskem's assets currently in operation and have as a methodological instrument the MACC – Marginal Carbon Abatement Curve and the Industrial Decarbonization Roadmap – Portfolio of prioritized decarbonization initiatives.

Braskem has a long-standing commitment to sustainable development and a proven track record in implementing successful initiatives that enhance sustainability and mitigate climate change. In 2023, we completed the 30% expansion of bioethylene production capacity at the Triunfo Petrochemical Complex, in Rio Grande do Sul, from 200,000 to 260,000 tons per year. In addition to the expansion of green PE production capacity, Braskem advanced in the partnership with SCG Chemicals, from an agreement to form a Joint Venture, Braskem Siam Company Ltda, to enable the production of bioethylene in Thailand, with a capacity of 200 thousand tons, from EtE EvergreenTM technology – its own technology, arising from the partnership between Braskem and Lummus Technology. This initiative represents the Company's first industrial park in Asia and will contribute to the achievement of its long-term objectives. In addition, in partnership with Sojitz (a company based in Japan), Sustainea was created, a joint venture focused on the production and commercialization of bioMEG (monoethylene glycol), a raw material used in the production of pet (polyethyl terephthalate), and bioMPG (monopropylene glycol), which can be used in applications for civil construction, industrial use and cosmetics. Based on technology developed in partnership with Topsoe, in 2023, Sustainea produced the first bottle made of bioPET, approved in regulatory tests for contact with food.

Regarding recycling, the Company intends to work through partnerships with other companies in its value chain to strengthen mechanical and chemical recycling globally. As an example of its commitment, in 2023 the Company concluded the process of acquisition of Wise Plásticos S.A. (“Wise”), a Brazilian company in the mechanical recycling sector, acquiring a 61.1% corporate capital in Wise. In this context, Braskem disbursed the amount of approximately BRL 121 million, considering the usual adjustments for this type of transaction, of which a relevant part will be contributed directly to wise in order to double its current production capacity to approximately 50,000 tons by 2026. In addition, Upsyde, a joint venture between Braskem and Terra Circular in the Netherlands, was launched, which has patented and proprietary technology for the recycling of

5 Base year is the average of 2018, 2019 and 2020, measured in moving average (3 years).

6 Base year of 2020, annual measurement.

7 Base year of 2020, annual measurement.

8 The Roadmap is dynamic and may change with time, as the initiatives being studied may be discarded and new initiatives may be included.

plastic waste that is difficult to recycle into final products, which is used to produce durable consumer goods, such as pallets, signs for use in construction and roads, asphalt blankets and heavy-duty carpets. Regarding chemical recycling, the partnership with Vitol SA established an agreement for the supply of circular raw material, derived from plastic waste. For this action, Vitol will start the supply of pyrolysis oil to Braskem Netherlands B.V., produced from the chemical recycling process at the WPU - Waste Plastic Upcycling A/S facilities in Denmark. Finally, in the United States, a definitive 10-year commercial agreement was signed for the supply of circular raw material from a new chemical recycling unit of Nexus Circular, a company that converts plastics that are difficult to recycle, such as plastic films discarded in landfills, into raw material.

2.11 - Other factors that significantly influenced operating performance

Comment on other factors that could significantly influence operating performance and which have not been identified or addressed in the other items of this section

Not applicable.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

EXHIBIT II

MANAGEMENT PROPOSAL

FOR THE ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 29, 2024

Nomination of candidates appointed by Novonor and Petrobras to occupy the positions of full and alternate members of the Board of Directors and Fiscal Council of the Company, under article 11, item I, of CVM Resolution 81.

7.3/7.4 – Composition and professional experience of the management and fiscal council

Name	Date of birth	Management body	Date of election	Term of Office	If the manager or fiscal council member has been in office for consecutive terms, the initial date of the first term of office
Individual Taxpayers’ Register (CPF) number or passport number	Profession	Elective office held	Date of investiture	Elected by the controlling shareholder
Other positions and functions held at the issuer		Description of another position / duty

ANDRÉ AMARO DA SILVEIRA	07/18/1963	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	01/26/2023
520.609.346-72	Civil Engineer	Independent Board of Directors (Effective)	04/29/2024	Yes

Part of the Statutory Compliance and Audit Committee of the Company, as full member.
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	12/04/1949	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	12/20/2019
299.637.297-20 Part of the Strategy, Communication and ESG Committee of the Company, as Coordinator	Engineer	Chairman of the Board of Directors	04/29/2024	Yes
JOSÉ HENRIQUE REIS DE AZEREDO	09/29/1976	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	N/A
915.972.184-72	Lawyer and Civil Engineer	Vice-Chairman of the Board of Directors	04/29/2024	Yes
Belongs only to the Board of Directors.
PAULO ROBERTO BRITTO GUIMARÃES	07/21/1960	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	N/A
253.779.305-68	Chemical Engineer	Board of Directors (Sitting Member)	04/29/2024	Yes
Belongs only to the Board of Directors.
GESNER JOSÉ DE OLIVEIRA FILHO	05/17/1956	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	07/24/2017
013.784.028-47	Economist	Independent Board of Directors (Effective)	04/29/2024	Yes
Part of the Statutory Compliance and Audit Committee of the Company, as Coordinator.

JOÃO PINHEIRO NOGUEIRA BATISTA	08/13/1956	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	04/16/2019
546.600.417-00	Economist	Board of Directors (Sitting Member)	04/29/2024	Yes
Part of the Finance and Investment Committee of the Company, as Coordinator.
JULIANA SÁ VIEIRA BAIARDI	02/14/1974	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	04/19/2022
930.530.705-10	Engineer	Board of Directors (Sitting Member)	04/29/2024	Yes
Part of the Company’s Strategy, Communication and ESG Committee, as sitting member.
HECTOR NÚÑEZ	10/30/1962	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	11/18/2021
249.498.638-94	Business Administrator	Board of Directors (Sitting Member)	04/29/2024	Yes
Part of the Finance and Investment Committee of the Company, as alternate member.
ROBERTO FALDINI	09/06/1948	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	05/22/2019

070.206.438-68	Business Administrator	Board of Directors (Sitting Member)	04/29/2024	Yes
Part of the People and Organization Committee of the Company, as effective member.
CARLOS PLACHTA	09/21/1963	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	N/A
991.171.187-00	Chemical Engineer	Independent Board of Directors (Effective)	04/29/2024	Yes
Belongs only to the Board of Directors.
DANILO FERREIRA DA SILVA	09/22/1982	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	N/A
294.854.338-08	Attorney	Board of Directors (Sitting Member)	04/29/2024	Yes
Belongs only to the Board of Directors.
MARCOS ANTONIO ZACARIAS	05/16/1960	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	04/19/2022
663.780.367-72	Accountant	Board of Directors (Alternate)	04/29/2024	Yes
Belongs only to the Board of Directors.

RODRIGO TIRADENTES MONTECCHIARI	06/21/1976	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	04/19/2022
073.285.937-92	Economist	Board of Directors (Alternate)	04/29/2024	Yes
Part of the Finance and Investment Committee of the Company, as alternate member.
GUILHERME SIMÕES DE ABREU	09/26/1951	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	05/29/2020
065.800.095-00	Business Administrator	Board of Directors (Alternate)	04/29/2024	Yes
Part of the People and Organization Committee of the Company, as effective member.
DANIEL PEREIRA DE ALBUQUERQUE ENNES	01/18/1980	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	05/29/2020
086.809.277-08	Economist and Lawyer	Board of Directors (Alternate)	04/29/2024	Yes
Belongs only to the Board of Directors.
LINEU FACHIN LEONARDO	10/27/1981	Belongs only to the Board of Directors	04/29/2024	2 years (until AUG 2026)	04/19/2022

317.424.398-02 Belongs only to the Board of Directors.	Administrator	Board of Directors (Alternate)	04/29/2024	Yes
ISMAEL CAMPOS DE ABREU	08/14/1955	Belongs only to the Fiscal Board	04/29/2024	1 year (Until AUG 2025)	04/29/2003
075.434.415-00 Does not hold any other positions or offices at the Company.	Accountant	Fiscal Board (Effective Member)	04/29/2024	Yes
GILBERTO BRAGA	10/08/1960	Belongs only to the Fiscal Board	04/29/2024	1 year (Until AUG 2025)	08/25/2017
595.468.247-04 Does not hold any other positions or offices at the Company.	Economist and Accountant	Fiscal Board (Effective Member)	04/29/2024	Yes
HENRIQUE JAGER	09/08/1965	Belongs only to the Fiscal Board	04/29/2024	1 year (Until AUG 2025)	N/A
831.180.477-04 Does not hold any other positions or offices at the Company.	Economist	Fiscal Board (Effective Member)	04/29/2024	Yes
ROBERTO DOS SANTOS RODRIGUES	04/23/1987	Belongs only to the Fiscal Board	04/29/2024	1 year (Until AUG 2025)	N/A
346.646.518-48 Does not hold any other positions or offices at the Company.	Economist	Fiscal Board (Effective Member)	04/29/2024	Yes

IVAN SILVA DUARTE	10/11/1973	Belongs only to the Fiscal Board	04/29/2024	1 year (Until AUG 2025)	04/06/2016
611.242.065-15 Does not hold any other positions or offices at the Company.	Accountant	Fiscal Board (Alternate Member)	04/29/2024	Yes
TATIANA MACEDO COSTA RÊGO	04/28/1978	Belongs only to the Fiscal Board	04/29/2024	1 year (Until AUG 2025)	04/30/2018
951.929.135-00 Does not hold any other positions or offices at the Company.	Business Administrator	Fiscal Board (Alternate Member)	04/29/2024	Yes
CAIO CESAR RIBEIRO	02/02/1977	Belongs only to the Fiscal Board	04/29/2024	1 year (Until AUG 2025)	N/A
069.942.347-38 Does not hold any other positions or offices at the Company.	Economist	Fiscal Board (Alternate Member)	04/29/2024	Yes
JEFERSON GUSTAVO SALERNO	11/18/1971	Belongs only to the Fiscal Board	04/29/2024	1 year (Until AUG 2025)	N/A
019.596.737-26 Does not hold any other positions or offices at the Company.	Accountant	Fiscal Board (Alternate Member)	04/29/2024	Yes

PROFESSIONAL INFORMATION

ANDRÉ AMARO DA SILVEIRA

Mr. André Amaro is a candidate for the position of sitting member of the Company's Board of Directors, appointed by shareholder Novonor S.A. – Under Judicial Reorganization, in addition to being a member of the Company's Statutory Compliance and Audit Committee. Currently, Mr. André Amaro serves as a full member of the Board of Directors of Ocyan S.A., also holding the position of member of the Compliance and Audit Committee; he is a full member of the Board of Directors of OTP S.A., also acting as coordinator of the People and Organization Committee, in addition to being a member of the Advisory Board of Supermix S.A. He began his career in heavy infrastructure projects and led Odebrecht investments in public service concession programs in Brazil, Argentina, and Portugal, as well as worked on several other projects in the Group, until August 2018. His career also includes the positions of Project Finance and Export Director at Construtora Norberto Odebrecht, Vice President of Planning and People at Braskem S.A., People Director at Novonor S.A. - Under Judicial Reorganization, President of Odebrecht Properties and Odebrecht Defesa e Tecnologia and Chairman of the Board of Directors of Redram Construtora de Obras S.A. Mr. André Amaro graduated in Civil Engineering from the Federal University of Minas Gerais and has a Master’s in Business Administration from IMD.

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. André Amaro declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization. Based on his self-declaration and the analysis of the Board of Directors, Mr. André Amaro was characterized as an independent member based on the independence criterion defined in Exhibit K of CVM Resolution No. 80 and replicated in a Policy approved by the Company's Board of Directors.

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA

Mr. José Mauro is a candidate for the position of sitting member and Chairman of the Company's Board of Directors by appointment of shareholder Novonor S.A. - Under Judicial Reorganization, in addition to being a member and occupying the position of Coordinator of the Company's Strategy, Communication and ESG Committee. Currently, he is Chairman of the Board of Directors of the Company and was Chairman of the Board of Directors of Novornor S.A. – Under Judicial Reorganization until January 2024. He was Chief Executive Officer of Novonor S.A. - Under Judicial Reorganization, from April 2021 to March 2022, and a member of the Board of Directors of Oi S.A., from September 2018 to September 2020, having previously served as Chairman of the Board of Directors of Oi S.A. since 2009. Mr. José Mauro started his career as an employee of BNDES, exercising several duties and occupying several executive positions (from 1974 to 1990), also being appointed Officer (from 1991 to 1998) and Vice-President, responsible for the Industrial Operations, Legal and Fiscal Matters areas (from 1998 to 2002). His main professional experiences include: (i) Sitting member of the Board of Directors of Telemar Participações S.A. (from 2008 until the merger of Telemar Participações S.A., on September 2015); (ii) Sitting Member of the Board of Directors of Vale S.A. (from 2010 to April 2015); (iii) Internal CEO of Oi S.A., on 2013; (iv) Chairman of the Board of Directors of the following companies: Tele Norte Leste Participações S.A. (from 1999 to 2003 and from 2007 to 2012), also acting as Alternate Member of the Board of Directors on 2006; Telemar Norte Leste S.A. (from 2007 to 2012); TNL PCS S.A. (from 2007 to 2012); Tele Norte Celular Participações S.A. (from 2008 to 2012); Coari Participações S.A. (from 2007 to 2012); Dommo Empreendimentos Imobiliários S.A., previously named Calais Participações S.A. (from 2007 to December 2016); (v) Sitting Member of the Board of Directors of Log-In Logístia Intermodal S.A. (from 2007 to 2011); (vi) Sitting Member of the Board of Directors of Lupatech S.A. (from 2006 to 2012); (vii) Sitting Member of the Board of Directors of Santo Antonio Energia S.A. (from 2008 to 2016); (viii) Sitting Member of the Board of Directors of the following Companies: (a) Braskem S.A. (from 2007 to 2010), where he previously held the position of Vice-President of Strategic Planning (from 2003 to 2005); (b) LIGHT Serviços de Eletricidade S.A. (from 1997 to 2000); (c) Aracruz Celulose S.A. (from 1997 to 2002); (d) Politeno Indústria e Comércio S.A. (from 2003 to 2004); (e) BANESTES S.A. – Banco do Estado do Espírito Santo [Espírito Santo

State Bank] (from 2008 to 2009); and (f) Pharol, SGPS, S.A. (from 2015 to 2017). Mr. José Mauro is a mechanic engineering graduate from Universidade Católica de Petrópolis [Petrópolis Catholic University], Rio de Janeiro, on 1971. He completed the Executive Program in Management at Anderson School, University of California, on December 2002.

Mr. José Mauro states that he has no: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the Central Bank of Brazil, the Superintendence of Private Insurance and the CVM, except for the Sanctioning Administrative Proceeding PAS CVM 19957.004416/2016-00, which aimed to determine the responsibility for any irregularities committed by administrators and fiscal advisors of Oi S.A. due to facts related to the capital increase carried out by Oi S.A. in 2014, through the Global Public Offering, within the scope of the Corporate Transaction disclosed to the market on October 2,2013, and Mr. José Mauro was sentenced to pay fines for violation of article 154, main section and paragraph 2, coupled with article 152 of Law 6,404/76 and article 142, III, of Law 6,404, coupled with articles 14 and 17 of the then CVM Instruction 480; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. José Mauro declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization, as noted in his résumé.

JOSÉ HENRIQUE REIS DE AZEREDO

Mr. José Henrique is a candidate for the position of full member and Vice-Chairman of the Company's Board of Directors, by indication of shareholder Petroleo Brasileiro S.A. - Petrobras. Mr. José Henrique is a lawyer, also with a degree in Civil Engineering, and has more than 14 years of experience in the field of business consulting, focusing on the areas of Mergers and Acquisitions, Analysis and Development of Investments in Projects in the Real Estate and Renewable Energy sectors. As of 2021, he became the Expansion Officer of RTSC Holding, a financial group in the field of investment fund management and investments in the real estate and tourism/hospitality sectors, a position he holds until today. He also sits on advisory boards and provides legal and/or institutional advisory services in national and international companies and entities in the technology, renewable energy, sustainability and international investment sectors. He currently holds the position of Regional Director for Latin America at CEG Invest, a global investment company headquartered in Dubai, United Arab Emirates, and also with an office in Zurich, Switzerland. He is a Member of the Advisory Board of the Foundation Combat Climate Change, a non-governmental entity based in Switzerland. He was Institutional Officer of Sociedade Potiguar de Empreendimentos-SPEL, from May 2019 to March 2021, and Associate Legal Counsel at Andrade Silva Advogados, from January 2018 to December 2020. Mr. José Henrique has a degree in Law from UnP, Natal/RN and in Civil Engineering also from the Federal University of Minas Gerais, in addition to having a Master's in Business Administration from IMD.

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. José Henrique declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization, as noted in his résumé.

PAULO ROBERTO BRITTO GUIMARÃES

Mr. Paulo Roberto Guimarães is a candidate to the position of sitting member of the Company’s Board of Directors, by appointment from shareholder Petróleo Brasileiro - Petrobras. He holds a degree in Chemical Engineering from the Federal University of Bahia, a master's degree in Chemical Engineering from the State University of Campinas and a doctorate in Chemical Engineering from the University of Leeds, England. He served as Superintendent of Attraction of Investments and Promotion of Economic Development of the Bureau of Industry, Commerce and Mining (SICM) from 2009 to 2014 and has served as Superintendent of Attraction of Investments and Promotion of Economic Development of the Bureau of Economic Development (SDE) of the State of Bahia since 2015, having been temporarily in charge of the Bureau between April and May 2015, April and May 2018 and between March and May 2022, in addition to participating in several international missions of the Government of the State of Bahia, many advising or representing the Governor of the State of Bahia (2010 - 2023) . He held the positions of Coordinator of the

Chemical Engineering Course, Head of the Department of Engineering and Architecture and Coordinator of the Master's Degree in Energy at Universidade Salvador UNIFACS, where he also served as full professor until 2017, researcher and permanent professor of the Master's Degree in Energy, collaborating professor of the Multi-institutional Doctorate in Chemical Engineering (UFBA/UNIFACS) and professor of the Undergraduate Course in Chemical Engineering, having also held the positions of Technical Coordinator of the Fuel Quality Monitoring Program PMQC of the Brazilian Agency of Petroleum, Natural Gas and Biofuels - ANP in the State of Bahia until 2014 and holder of the Teaching, Research and Extension Council (CONSEPE) and the University Council (CONSUNI). He currently serves as Chairman of the Board of Directors of Empresa Baiana de Ativos S.A. - Bahiainveste and as a Full Member of the Board of Directors of Companhia Baiana de Pesquisa Mineral CBPM, of which he was Chairman between April and July 2023, having served as Chairman of the Audit Committee of Empresa Baiana de Pesca Bahia Pesca from 2015 to 2023, holder in several periods of the Board of Trustees of FAPESP Fundação de Amparo à Pesquisa do Estado da Bahia and holder of the Regional Chemistry Council of Bahia CRQ 7th Region. He has experience in the areas of Chemical and Energy Engineering, with emphasis on oil and petrochemicals, renewable energies, green hydrogen, energy transition, catalysis, thermodynamics, modeling and simulation, fuels, petroleum derivatives and regulation of the oil industry, in which he coordinated and participated in several research and engineering projects, with financing from companies (Petrobras, Braskem, Ford, etc.) and development agencies (FAPESP, ANP and MCT/CNPq/FINEP/CTPetro).

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Ivan Silva Duarte declares that he is not a politically exposed person, pursuant to CVM Ruling No. 50 of August 31, 2021, and that he does not hold a position in a third-sector organization, as noted in his résumé.

GESNER JOSÉ DE OLIVEIRA FILHO

Mr. Gesner Jose de Oliveira Filho is a candidate for independent sitting member of the Company's Board of Directors by appointment from shareholder Novonor S.A. – Under Judicial Reorganization, in addition to being a member and occupying the position of Coordinator of the Company's Statutory Compliance and Audit Committee. He is certified by the IBGC as an Independent board member and member of the CCoAud+ Audit Committee; member of the Board of Directors of TIM, where he coordinates the Statutory Audit Committee and is a member of the ESG Committee; chairman of the Board of Directors of Estre Ambiental; and Chairman of the Board of Directors of KWPare, and member of the Self-Regulation Board of FEBRABAN. He was member of the Worldwide Advisory Board of UBER and of the Boards of Directors of Iguá, Usiminas, Sabesp, CESP, Banco Nossa Caixa and Varig. Mr. Gesner Oliveira is a partner at GO Associados and Professor of FGV, where he coordinates the Center for Studies on Infrastructure & Environmental Solutions. Between 2007 and 2011 he was Chairman of Sabesp – Companhia de Saneamento do Estado de São Paulo. From 1996 to 2000, he was Chairman of CADE. PhD from the University of California (Berkeley), Master from Unicamp and Bachelor from FEA-USP, always in the area of Economics.

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Gesner de Oliveira declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization. Based on his self-declaration and the analysis of the Board of Directors, Mr. Gesner de Oliveira was characterized as an independent member based on the independence criterion defined in Exhibit K of CVM Resolution No. 80 and replicated in a Policy approved by the Company's Board of Directors.

JOÃO PINHEIRO NOGUEIRA BATISTA

Mr. João Nogueira is a candidate for full member of the Company's Board of Directors by appointment from shareholder Novonor S.A. – Under Judicial Reorganization, in addition to being a member and occupying the position of Coordinator of the Company's Finance and Investment Committee. He has acted for more than 10 years in Board of Directors in Brazilian and foreign companies. Currently, Mr. João Nogueira serves as Chairman of the Board of Directors of Companhia Docas do Espírito Santo S/A – Porto de Vitória, in addition to being a member of the Risk and Compliance Committee of Wiz Soluções e Corretagem de Seguros S.A., as well as in one third sector organizations: Instituto de Reciclagem do Adolescente- Recicla. Mr. João Nogueira held the position of independent member of the Board of Directors of Wiz Soluções e Corretagem de Seguros from April 2020 until April 2022; member of the Board of Directors of Atvos Agroindustrial S.A. – Under Judicial Reorganization until January 2023; CEO of Evoltz Participações S.A. until January 2022 and Marisa Lojas S/A from February 2023 to February 2024. In the Novonor Group, he was an independent member of the Board of Directors of Odebrecht Engenharia e Construção starting June 2017 and Ocyan starting April 2018, where he remained until January 2019, when he joined the Board of Directors of Novonor S.A. - Under Judicial Reorganization and remained until April 2021. In his long executive career, built in the public and private sectors, he was the CEO of Swiss Re, Bertin S.A. and Suzano Petroquímica, also occupying offices in companies like Petrobras, Dresdner Bank, Citibank, Radiobras and Siderbras. Mr. João Nogueira holds a degree in Economics from PUC-RJ and an MBA degree in Economic Engineering from Universidade Gama Filho, Rio de Janeiro.

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. João Nogueira declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization, as noted in his résumé.

JULIANA SÁ VIEIRA BAIARDI

Ms. Juliana Baiardi is a candidate for sitting member of the Company's Board of Directors by appointment of shareholder Novonor – Under Judicial Reorganization, in addition to being a member of the Company's Strategy, Communication and ESG Committee. Ms. Juliana Baiardi joined Novonor Group in August 2011. Currently, Ms. Juliana Baiardi is a director of OTP S.A. and Enseada Industria Naval S.A. – Under Judicial Reorganization. From April 2021 to June 2022, she was an advisor to the president of Novonor, and from June 2022 to October 2023, she was Novonor's Business-Participation Leader. Ms. Juliana Baiardi was Vice-Chair of the Board of Directors of Odebrecht Engenharia e Construção from October 2019 until June 2022. Ms. Juliana Baiardi served as Chief Executive Officer of Atvos from May 2019 to February 2021; Chief Executive Officer of OTP from May 2017 to May 2019; Chief Executive Officer of Odebrecht Ambiental from September 2016 to April 2017; Chief Financial Officer of Odebrecht Ambiental from February 2016 to September 2016; and Logistics Officer at OTP from August 2011 to February 2016. Prior to joining the Odebrecht Group, Ms. Juliana Baiardi worked 10 years at JP Morgan in the areas of Investment Banking in Latin America and Private Equity. She also worked at Dresdner Bank in Brazil in the Project Finance sector from 1997 to 1999. Ms. Juliana Baiardi is a Civil Engineering graduate from the Federal University of Bahia (UFBA) and holds an MBA from Columbia Business School in New York.

The candidate declares that she has no: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated her to perform any professional or commercial activity. Ms. Juliana Sá Vieira Baiardi declares that she is not a politically exposed person, pursuant to CVM Ruling No. 50 of August 31, 2021, and that she does not hold a position in a third-sector organization.

HECTOR NUÑEZ

Mr. Héctor Nuñez is a candidate for full member of the Company's Board of Directors by appointment FROM shareholder Novonor S.A. – Under Judicial Reorganization, in addition to being a member of the Company's Finance and Investment Committee. Mr. Héctor Nuñez is a high-level, customer-focused executive, international business strategist with more than 25 years of success managing growth, reengineering distressed operations, and initiating startups throughout the United States and South America. He holds a bachelor's degree and an MBA from Florida International University in business administration. He served as CEO of Ri Happy Brinquedos S.A. for 9 years, leading transactions for the acquisition of the largest specialized retailers in Brazil. He also served as CEO of Walmart Brazil, a subsidiary of Walmart Stores, Inc., and held several leadership positions at The Coca-Cola Company and its group companies. From April 2021 to March 2022, he was Chairman of the Board of Directors of Novonor S.A. – Under Judicial Reorganization, the Company's parent company, having assumed, in March 2022, the position of Chief Executive Officer. He served, from January 2011 to December 2021, as an Independent Director of Vulcabrás, and from April 2017 to May 2022, as Chairman of the Board of Directors of Marisa S.A. He is also part of the board of the NGO Amigos do Bem.

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Héctor Nuñez declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization, as noted in his résumé.

ROBERTO FALDINI

Mr. Roberto Faldini is a candidate for the position of full member of the Company's Board of Directors by appointment from shareholder Novonor S.A. – Under Judicial Reorganization, in addition to being a member of the Company's Personnel and Organization Committee. He is President and partner of Faldini Participações Administração e Investimentos Ltda. In addition to the Board of Braskem S.A., he is currently a member of the Boards of Irani Papel e Embalagens S.A., Litela S.A. and Cia. Habitasul de Participações. He was a member of the Board of Directors of Novonor S.A. until December 2023. He participates voluntarily as a member of the Board of Trustees of the Dorina Nowill Foundation for the Blind, the Crespi Prado Foundation, where he is also Executive President, and the Norberto Odebrecht Foundation. He is an officer of Ema Gordon Klabin Cultural Foundation. Mr. Roberto Faldini is an Instructor at IBGC - Brazilian Institute for Corporate Governance, a guest professor at Dom Cabral Foundation and an arbitrator of CAM - Market Arbitration Chamber of B3. He participated, since the 1980s, as a member of Board of Directors and Advisory Boards of several companies in Brazil and abroad, among them BOVESPA, Metal Leve, Maraú, Livrarias Siciliano, CPFL, Inpar, Klicknet, Sadia, BRF, BMG, Vulcabrás and Marfrig. He is a co-founder of IBCG - Brazilian Institute for Corporate Governance in 1995, and nowadays he remains active in many of its committees. He is an associated member of IBEF - Brazilian Institute for Financial Executives, and FBN - Family Business Network. He is an Honorary Director of Abrasca, the Brazilian Association of Publicly-Held Companies. For more than 20 years he was executive officer, shareholder and member of the Board of Directors of Metal Leve S.A., as well as Chairman of the Brazilian Securities and Exchange Commission - CVM in 1992. He was the coordinator for 5 years (2002-2007) in the State of São Paulo of the Family Business Core - PDA, of Dom Cabral Foundation. He graduated in Business Administration from Fundação Getúlio Vargas (1972), he has a specialization in (i) Advanced Management from Fundação Dom Cabral and INSEAD Fontainebleau - France (1991); (ii) Entrepreneurship by Babson College (2004); and (iii) Corporate Governance (IFC and IBGC – 2009, 2011, 2013 and 2016). From 2016 to the present, he has continued and continues to participate in several courses and seminars in Brazil and abroad, as well as in events related to Business Strategy, Business Administration, Corporate and Family Governance, aiming at his continuous learning.

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; and any adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Roberto Faldini declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization, as noted in his résumé.

CARLOS PLACHTA

Mr. Carlos Plachta is a candidate to the position of independent sitting member of the Company’s Board of Directors, having been appointed by shareholder Petróleo Brasileiro - Petrobras. He holds a degree in Chemical Engineering from Universidade Federal do Rio de Janeiro. He has been a partner, Chief Executive Officer and Director of Indústrias Químicas Taubaté S/A since 2006. He was a partner at Hidroclean Ltda. from January 1999 to July 2003. He has experience in preparing and reviewing Engineering documents; monitoring and optimizing production in the field; scale-up from laboratory scale to pilot scale to industrial scale; management of the project to expand Prosint's Methanol Unit in RJ; management of the expansion project of the Methanol Unit of Metanor, in BA; management of the expansion project of the Coppenor Methanol Unit, in BA; management of the project to expand the capacity of the primary tower of the Maguinhos Oil Refinery, in RJ. In addition, he has experience in the commercial, Financial, Cost and Turnarround areas.

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Carlos Plachta declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization. Based on his self-declaration and the analysis of the Board of Directors, Mr. Carlos Plachta was characterized as an independent member based on the independence criterion defined in Exhibit K of CVM Resolution No. 80 and replicated in a Policy approved by the Company's Board of Directors.

DANILO FERREIRA DA SILVA

Mr. Danilo Ferreira da Silva is a candidate for the position of sitting member of the Company's Board of Directors by appointment from shareholder Petroleo Brasileiro S.A. - Petrobras. Mr. Danilo Ferreira da Silva holds a degree in Social and Legal Sciences – Law from PUC de Campinas, a specialization in Labor Economics from Unicamp, an MBA in financial management from FGC with extension from Ohio University and a Global Executive MBA, Business Administration and Management - ISCTE/IUL - Instituto Universitário de Lisboa. Since February 2023, he has served as Chief of Staff of the Interim Presidency, having served as Full Technician of Petrobras from November 2003 to January 2023. From 2015 to 2018, he was a member of Totvs' Board of Directors. From November 2011 to November 2016, he worked at the Petrobras Social Security Foundation, holding the positions of Chief Financial Administrative Officer, advisor to the presidency and deliberative advisor. From 2016 to 2018 he was a director of Iguatemi Shopping Centers. From 2015 to 2016 he was a member of the Board of Directors of Invepar and from 2014 to 2015 a member of the Board of Directors of Fras – Le.

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Danilo Ferreira da Silva declares that he is not a politically exposed person, pursuant to CVM Ruling No. 50 of August 31, 2021, and that he does not hold a position in a third-sector organization.

MARCOS ANTONIO ZACARIAS

Mr. Marcos Antonio Zacarias is a candidate for the position of alternate member of the Company's Board of Directors by appointment from shareholder Petróleo Brasileiro S.A. – Petrobrás, in addition to already being an alternate member of the Board of Directors. Mr. Marcos Antonio is the Legal Representative and Operations and Marketing Manager of Petrobras Colombia Combustíveis S.A. since August 3, 2022, and is Chief Executive Officer of Petrobras Uruguay S.A. de Inversión and Petrobras Uruguay Servicios y Operaciones S.A. from March 1, 2020 to November 22, 2022. He was Chief Executive Officer of Petrobras Uruguay Distribuición S.A. and Misurol S.A. from March 1, 2020 to February 5, 2021; Director of Petrobras Uruguay S.A. de Inversión, Vice President of Petrobras Uruguay Distribuición S.A., Vice President of Mirusol S.A. and Vice President of Petrobras Uruguay Servicios y Operaciones S.A., from January 1, 2018 to February 29, 2020; Vice President of Distribuidora de Gas Montevideo S.A. and Director of Conecta S.A., from January 2, 2019 to September 30, 2019; General Manager of Management and Benefits of Braskem, from 2016 to 2017, General Manager of Financial Management, in 2016, Executive Manager of Corporate Finance, from 2015 to 2016, General Manager of Financial Management, from 2006 to 2015, Subsidiary Coordination Manager, from 2005 to 2006, Accounting Manager of International Business, from 2000 to 2005, at Petrobras - Petróleo Brasileiro S.A.; Financial Control Manager, at Petrobras Internacional S.A. - Braspetro, from 1999 to 2000; and Financial and Administrative Manager, at Petrobras Colombia, from 1995 to 1999. He worked at Amil Assistência Médica Internacional Ltda., Cobra Computadores S.A., Banco Mercantil de São Paulo S.A. and the Ministry of Aeronautics during his mandatory military service. He graduated in Accounting from Universidade do Estado do Rio de Janeiro in 1987. He holds an MBA in Business, Controllership, Auditing and Accounting from Fundação Getulio Vargas, in 1994; MBA in Accounting Management from the University of São Paulo, in 2005; Advanced Management Program by INSEAD Business School, Fontainebleau, France, in 2008; and the International Advanced Program in Oil and Gas Financial Management of the University of Texas at Dallas, USA, in 1997.

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Marcos Antonio Zacarias declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization.

RODRIGO TIRADENTES MONTECCHIARI

Mr. Rodrigo Montecchiari is a candidate for an alternate member of the Company's Board of Directors by appointment of the shareholder Petroleo Brasileiro S.A. - Petrobras, in addition to being a member of the Company's Finance and Investment Committee. Mr. Rodrigo Montecchiari has been Commercial Operations Control Manager of Petrobras S.A. since December 2022 and Fiscal Director of Refinaria de Mucuripe S.A. since November 2020. In addition, he was Chief Financial Officer (CFO) of PB-LOG between April 2017 and December 2021. He also held the position of Fiscal Councilor: of Cia Petroquímica de Pernambuco from April 2013 to June 2017; Cia de Gás do Estado do Mato Grosso do Sul from April 2013 to April 2015; Paraná Xisto S.A. from December 2020 to November 2022; Refinaria de Manaus S.A. from December 2020 to November 2022; Refinaria de Mataripe S.A. from December 2020 to November 2021; Logum Logística S.A. from May 2018 to April 2021; and Alternate Member of the Audit Committee at: Petros from April 2013 to March 2018; and Corporate Finance at Petrobras, from December 2012 to March 2017. Mr. Rodrigo Montecchiari was also Chief Financial and Administrative Officer at the following companies: Petrobras Namibia, from March 2012 to November 2012; Petrobras Angola, from March 2010 to February 2012; Petrobras Nigeria, from May 2007 to February 2010; and Audit and Joint Ventures Coordinator at Petrobras, from 2003 to April 2007. He is an economist with a degree from Universidade Federal Fluminense, an Executive MBA from Fundação Dom Cabral and a Master's degree in Corporate Finance from the University of Liverpool (EAD).

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Rodrigo Montecchiari declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization.

GUILHERME SIMÕES DE ABREU

Mr. Guilherme Abreu is a candidate for an alternate member of the Board of Directors by appointment of the shareholder Novonor S.A. – Under Judicial Reorganization, in addition to being a member of the Company's Personnel and Organization Committee. Until January 2023 he held the position of Person Responsible for People, Communication and Organization of Novonor S.A. From June 2018 to December 2019, he held the position of Executive Secretary of the Board of Directors of Novonor S.A. – Under Judicial Reorganization. From 2013 to March 2017 he was Manager of Novonor S.A. – Under Judicial Reorganization, for People and Organization matters.

The Candidate hereby declares that he does not have: (a) a criminal conviction; any adverse judgment rendered in CVM, Central Bank of Brazil, or Private Insurance Superintendence administrative proceedings; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Guilherme Simões declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization.

DANIEL PEREIRA DE ALBUQUERQUE ENNES

Mr. Daniel Pereira de Albuquerque Ennes is a candidate for an alternate member of the Company's Board of Directors, appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras, in addition to currently being an alternate member of the Board of Directors. He is currently the Manager of Structured Bank Financing of Petrobras. Previously, he was a sitting member of the Board of Directors of Liquigás Distribuidora S.A. and Bank Market Coordinator, Domestic Capital Market Coordinator and Export Credit Agency Coordinator of Petrobras. Mr. Daniel Ennes is an Economy graduate by Universidade Federal do Rio de Janeiro(UFRJ), has a bachelor’s degree in Law by Universidade do Estado do Rio de Janeiro (UERJ) and a Master’s degree in Industrial Economy by Universidade Federal do Rio de Janeiro (UFRJ).

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Daniel Pereira declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization.

LINEU FACHIN LEONARDO

Mr. Lineu Fachin is a candidate for an alternate member of the Board of Directors by appointment of the shareholder Petróleo Brasileiro S.A. – Petrobras, in addition to currently being an alternate member of the Board of Directors. Mr. Lineu Fachin has been the General Manager of Development, Career and Leadership at Petrobras since September 2020. He has held several managerial positions at Petrobras in the last 10 years, in addition to having worked for a company controlled by Petrobras, also with managerial performance in the Human Resources area. Among the managerial experiences at Petrobras, we highlight the conduct of Career, Succession and Performance, Development and Organizational Learning topics, in addition to having worked as an International HR manager at Petrobras. At Transpetro (Petrobras Transporte S.A.), he was in charge of Career, Compensation, Performance and Labor and Union Relations issues during his time at the company. He has a professional role prior to Petrobras in the educational field, having worked in the implementation of distance learning courses at the North University of Paraná. He holds a Bachelor's Degree in Business Administration from the State University of Londrina (1999-2003), in addition to a degree in Tourism and Hospitality from the North University of Paraná (1999-2003). He holds a Specialization in International Relations from Universidade Candido Mendes (2007-2008); and Specialization in People Management, by IBMEC (2008-2009). He holds a Master's Degree in Business Administration from Fundação Getúlio Vargas/RJ (2019-2020). He also has executive training abroad in schools such as INSEAD – Institut Européen d'Administration des Affaires, Center for Creative Leadership, Kellogg School of Management, TIAS Business School and Rutgers Business School.

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Lineu Fachin Leonardo declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization.

ISMAEL CAMPOS DE ABREU

Mr. Ismael Abreu is a candidate to the position of sitting member of the Company’s Fiscal Council by appointment from shareholder Novonor S.A. - under Judicial Reorganization. Mr. Ismael abreu acted as an Officer of Kieppe Participações e Administração Ltda. - Under Judicial Reorganization during the period from April 2011 to May 2017. Between 1995 and March 2011 he served as Controller of Novonor S.A. - under Judicial Reorganization (former Odebrecht S.A.), a company that indirectly holds more than 5% interest in the same type or class of securities of the Company. He was the head of the tax consulting division of PricewaterhouseCoopers (1978/1985) and of Arthur Andersen (1989/1991). He was a partner at Performance Auditoria e Consultoria Empresarial (1992/1995). He was a member of the Board of Directors of Hospital Cardio Pulmonar and a member of the Fiscal Council of several companies operating in the petrochemical segment. Mr. Ismael Abreu holds a degree in Accounting from Visconde de Cairú Foundation and a postgraduate degree in Economic Engineering from Centro Interamericano de Desenvolvimento [Interamerican Development Center].

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; and any adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Ismael Abreu declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization.

GILBERTO BRAGA

Mr. Gilberto Braga is a candidate to the position of sitting member of the Company’s Fiscal Council by appointment from shareholder Novonor S.A. - under Judicial Reorganization. Mr. Gilberto is a business consultant in the financial, capital market, corporate, tax, forensic and legal expertise areas, and also serves as a member of fiscal and management boards, and audit committee of publicly-held companies and professional associations. He was a member of the Consulting Committee of Accounting Rules of Investment Funds of CVM, is a university professor of undergraduate and graduate courses in corporate governance at Fundação Dom Cabral, IBMEC, PUC and FGV, a commenter at Rádio CBN, Rádio Roquette Pinto and a writer for newspaper O Dia. With a degree in Economics by UCAM Ipanema and Accounting by UGF, he has a graduate degree by IAG-PUC Rio in Financial Administration and a master’s degree in Administration (Finances and Capital Market) by IBMEC-Rio. Member of IBGC.

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Gilberto Braga declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization.

HENRIQUE JAGER

Mr. Henrique Jager is a candidate for the position of full member of the Audit Committee by appointment from shareholder Petrobras. He holds a degree in Economics from UFRRJ and a postgraduate degree in Accounting and Finance from FIPECAFI. Mr. Henrique has served as Chief Executive Officer at the Petrobras Social Security Foundation since July 2023 and has been an advisor to the Unified Federation of Tankers since June 2019. From February to July 2023 he was Advisor to the Presidency of Petrobras S.A. and until December 2022 he was a Researcher at INEEP. From 2006 to 2017, Mr. Henrique Jager served as a director of large national companies, with emphasis on: Banco do Brasil, Telemig Celular, Brasiltelecon, DASA, INVEPAR, Eldorado Celulose with a focus on maximizing short- and long-term results. He also has extensive experience in Audit Committees and Executive Compensation and Fiscal Councils.

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Henrique declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization.

ROBERTO DOS SANTOS RODRIGUES

Mr. Roberto Rodrigues is a candidate for the position of sitting member of the Fiscal Council by appointment from shareholder Petróleo Brasileiro S.A. - Petrobras. He holds a Bachelor's Degree in Economic Sciences from the Higher Institute of Applied Sciences, as the best student of the course, a specialization degree in Social and Labor Economics from the Institute of Economics of UNICAMP, an MBA in Strategic Business Management from FACAMP, a specialization degree in Skills Development and Leadership from Univel (In Company) and a Master's Degree in Economics from the State University of Maringá. He is currently pursuing a PhD in Economics at the State University of Maringá (UEM). Mr. Roberto has more than 15 years of experience in the areas of investments, corporate governance, finance and market intelligence. Since February 2024, he has held the position of advisor to the Executive Board at Fundação Petrobras De Seguridade Social (Petros). From January 2017 to February 2024 he was Head of Investments and Funding at Sicredi. Additionally, from April 2016 to April 2017 he was a member of the Board and Management of Log-In Logística S.A. and from September 2015 to December 2016 he was an advisor to the executive board and executive investment manager at Petros.

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Roberto declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization.

IVAN SILVA DUARTE

Mr. Ivan Duarte is a candidate to the position of alternate member of the Company’s Fiscal Council by appointment from shareholder Novonor S.A. - under Judicial Reorganization. Mr. Ivan was an officer of Kieppe Participações e Administração Ltda. - under Judicial Reorganization from January 2016 until May 2019, which is part of the same economic group as the issuer and indirectly holds more than 5% of the corporate capital. Previously, Mr. Ivan Duarte acted as manager of KPMG - Auditores Independentes, from 1995 to 2001, when he became senior manager at PricewaterhouseCoopers Auditores Independentes until 2008. Between 2008 and 2015 Mr. Ivan Duarte was an officer of EAO Empreendimentos Agropecuários e Obras S.A., a company belonging to the Novonor Group (former Odebrecht Group), which operates in the Agricultural and Food and Drinks sectors. Mr. Ivan Duarte has a degree in Accounting from Universidade de Salvador (UNIFACS) and an MBA in Corporate Finance from Fundação Getulio Vargas and an MBA in Entrepreneurship from Babson College (Boston/USA).

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Ivan Duarte declares that he is not a politically exposed person, pursuant to CVM Ruling No. 50 of August 31, 2021, and that he does not hold a position in a third-sector organization.

TATIANA MACEDO COSTA RÊGO

Ms. Tatiana Macedo is being appointed as an alternate member of the Company’s Fiscal Council by appointment from shareholder Novonor S.A. - under Judicial Reorganization. Ms. Tatiana Macedo is currently responsible for the controllership of OEC (Odebrecht Engenharia e Construção). Previously, Ms. Tatiana Macedo acted as Person Responsible for the Tax Planning of Construtora Norberto Odebrecht S.A. (“CNO”). From 2000 to April 2007, Ms. Rego worked in the tax department of VIVO S/A, a company in the telephony segment, having occupied the position of Tax Planning Division Manager. She previously worked at Arthur Andersen for 2 years. Ms. Tatiana holds a Public and Private Business Administration degree from the Universidade Federal da Bahia and an MBA in Management from IBMEC.

The candidate declares that she has no: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) any adverse sentence rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated her to perform any professional or commercial activity. Ms. Tatiana Macedo declares that she is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that she does not hold a position in a third-sector organization.

CAIO CESAR RIBEIRO

Mr. Caio Ribeiro is a candidate to the position of alternate member of the Company’s Fiscal Council, by appointment from shareholder Petróleo Brasileiro - Petrobras. He has a bachelor's degree in Economic Sciences from Universidade Federal Fluminense (UFF), an MBA in Finance and Controllership from UFF, an MBA in Business Analytics and Big Data from Fundação Getulio Vargas (FGV) and a master's degree in Business Economics from Universidade Cândido Mendes (UCAM). He has extension courses in Economic Theory from the Federal University of Rio de Janeiro (UFRJ), in Corporate Finance from the London Business School (LBS) and in Portfolio Management from the Chicago Booth School of Business. He has 20 years of experience in the financial sector and has been working at Petrobras since 2006 in economic and financial evaluation and financial risk management activities in investment projects (E&P, Refining and Gas & Energy), and since 2015 he has been supervising pension plans, following the topics of portfolio management and actuarial calculation. He also worked as a Member of the Audit Committee at Logigás S.A., PBLOG S.A., BR Distribuidora S.A. and Transpetro Bel 09 S.A.

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Caio Ribeiro declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization.

JEFERSON GUSTAVO SALERNO

Mr. Jeferson Salerno is a candidate to the position of alternate member of the Company’s Fiscal Council, by appointment from shareholder Petróleo Brasileiro - Petrobras. Mr. Jeferson Salerno has worked in the financial area at Petrobras since 1994, having worked for 17 years in management positions focused on corporate finance. He is currently Chairman of TRANSPETRO’s Fiscal Council, elected in June 2021. Between 2002 and 2004 he acted as Financial Manager assigned to the subsidiary Refinaria Alberto Pasqualini S.A. - REFAP. He also served as a member of the Fiscal Council at the following companies: Petrobras Negócios Eletrônicos S.A. (2007-2009); Petrobras Distribuidora S.A. (2012-2016); Liquigás Distribuidora S.A. (2016-2017); Petrobras Transporte S.A. - TRANSPETRO (2017-2019). Mr. Jeferson Salerno started his accounting and tax career in 1987, and holds a degree in accounting sciences, a post-graduation in Controlling and an MBA in Corporate Finance.

The Candidate hereby declares that he does not have: (a) a criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Brazilian Central Bank or the Superintendence of Private Insurance; or (c) a final and unappealable conviction, legal or administrative, that suspended or disqualified him for the practice of any professional or business activity. Mr. Jeferson Salerno declares that he is not a politically exposed person, under the terms of CVM Ruling 50, of August 31, 2021, and that he does not hold a position in a third-sector organization.

7.5 – Existence of Marital Relationship, Civil Partnership or Family Relationship up to the 2nd Degree related to Issuer’s Managers, Subsidiaries and Controlling Companies

There is no family relationship to be disclosed.

7.6 - State subordination, service, or control relationships in the last three fiscal years between the managers of the issuer and: (a) a company directly or indirectly controlled by the issuer, except those in which the issuer directly or indirectly holds equity interest that is equal to or greater than ninety-nine percent (99%) of the corporate capital; (b) direct or indirect controlling shareholder of the issuer; and (c) any relevant supplier, customer, debtor, or creditor of the issuer, its controlled company or controlling shareholders, or controlled company of any of them.

Identification		CPF/CNPJ	Type of relationship of manager with the related person	Type of related person	Relationship Period
Issuer’s Manager:	José Mauro Mettrau Carneiro da Cunha	299.637.297-20	Service Provision and Subordination (Chairman of the Board of Directors/ Member of the Board of Directors / Chief Executive Officer)	Indirect Controller	Chairman of the Board of Directors 2020 until April/21 and March/2022 until January/2024 Member of the Board of Directors: January/2024 - current Chief Executive Officer: April/2021 to March/2022
Related Person:	Novonor S.A. – Under Judicial Reorganization	05.144.757/0001-72
Issuer’s Manager:	João Pinheiro Nogueira Batista	546.600.417-00	Service Provision (Member of the Board of Directors)	Indirect Controller	January/2019 to April/2021
Related Person:	Novonor S.A. – Under Judicial Reorganization	05.144.757/0001-72
Issuer’s Manager:	Juliana Sá Vieira Baiardi	930.530.705-10	Subordination and Service Rendering Advisor to the President/Business Leader-Participations	Indirect Controller	Advisor to the President: April/2021 to June/2022 Business Leader-Participations: June/2022 to October/2023 Others: October/2023-current
Related Person:	Novonor S.A. – Under Judicial Reorganization	05.144.757/0001-72
Issuer’s Manager:	Héctor Nuñez	249.498.638-94	Service Provision and Subordination Chairman of the Board of Directors/Member of the Board of Directors/Chief Executive Officer	Indirect Controller	Chairman of the BoD: April/2021 to March/2022 Member of the Board of Directors March/2022 - current Chief Executive Officer: March/2022-current
Related Person:	Novonor S.A. – Under Judicial Reorganization	05.144.757/0001-72

Issuer’s Manager:	Roberto Faldini	070.206.438-68	Service Provision Member of the Board of Directors	Indirect Controller	June/2018 to 01/02/2024
Related Person:	Novonor S.A. – Under Judicial Reorganization	05.144.757/0001-72
Issuer’s Manager:	Rodrigo Tiradentes Montecchiari	073.285.937-92	Subordination Current Commercial Operations Control Manager	Supplier	02/01/2001 -current
Related Person:	Petróleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Issuer’s Manager:	Guilherme Simões de Abreu	065.800.095-00	Subordination Person in Charge of People, Communication and Organization/ Secretary of the Board of Directors	Indirect Controller	Secretary of the Board of Directors: June/2018 to February/2023 Person in Charge of People, Communication and Organization: January/2020 to January/ 2023
Related Person:	Novonor S.A. – Under Judicial Reorganization	05.144.757/0001-72
Issuer’s Manager:	Daniel Pereira de Albuquerque Ennes	086.809.277-08	Subordination Current Banking and Structured Finance Manager	Supplier	09/01/2004-current
Related Person:	Petróleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Issuer’s Manager:	Lineu Fachin Leonardo	317.424.398-02	Subordination Current General Manager of Development, Career and Leadership	Supplier	October/2019-current
Related Person:	Petróleo Brasileiro S.A. - Petrobras	33.000.167/0001-01
Issuer’s Manager:	Danilo Ferreira da Silva	294.854.338-08	Subordination Interim Head of the Office of the Presidency/Full Technician	Supplier	Interim Head of the Office of the Presidency (02/2023 – current) Full Technician (11/2003 – 01/2023)
Related Person:	Petróleo Brasileiro S.A. - Petrobras	33.000.167/0001-01

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

EXHIBIT III

MANAGEMENT PROPOSAL

FOR THE ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 29, 2023

Proposal for the compensation of managers, pursuant to article 13, item I, of CVM Ruling 81

1.	Proposal for the Compensation of Managers for 2024

Pursuant to the compensation strategy defined by the Board of Directors, with favorable recommendation from the Personnel and Organization Committee, the proposal of global compensation to the Company’s managers is based on the items below, with items (ii) and (iii) being applicable only to the Officers Appointed by the Bylaws:

(i)               The results of the study on executive compensation for the positioning of monthly fees and other compensation curves;

(ii)              The economic and financial indicators agreed upon for the year in order to define the sharing of results related to the short-term variable compensation; and

(iii)             Planning for the delivery of shares scheduled for 2024 within the scope of the Company’s 2023 Long-Term Incentive Plan.

The annual amount proposed for the 2024 fiscal year of global fees (Statutory Officers and members of the Company’s Board of Directors), plus benefits, total BRL 84,395,221.23, net of social charges of employer burden, equivalent to the global annual compensation approved at the Annual and Extraordinary General Meeting held on April 26, 2023 for the 2023 fiscal year. The proposed annual global compensation also includes the compensation of the effective and alternate members of the Board of Directors for their participation in Advisory Committees to the Board of Directors.

The annual global proposal is based on the alignment with the strategy of compensation for the Board of Directors and Office Appointed by the Bylaws, with market references.

Summary of the main variations of the amounts of the proposals submitted to the Annual General Meeting in 2024 and 2023

Officers 7 Statutory Officers	Board of Directors 11 members of the board and 11 alternates
(BRL in thousands)
Discrimination	2024	2023
Monthly and Short-Term Fees (ICP)	59,126	59,741
Long-Term Fees (ILP)	13,080	12,840
Benefits	1,809	1,676
Others¹	10,380	10,140
Total (net of charges)	84,395	84,398
The amount regarding the proposed global compensation of the managers for the 2024 fiscal year is equivalent to the global compensation of the managers approved at the Company's Annual and Extraordinary Meeting held on April 26, 2023.

Notes:

¹ Amount regarding the Retention Program (2021).

The alternate members of the Board of Directors are not entitled to compensation, unless they hold positions in advisory committees of the Board of Directors and exclusively due to the duties performed.

Fiscal Council 5 sitting members and 5 alternates[1]
(BRL in thousands)
Discrimination	2024	2023
Fees	1,115	1,115
Others
(Net) total	1,115	1,115
Notes: [1] The alternate members of the Fiscal Council receive no remuneration for their functions.

2.	Amounts effectively realized in 2023 versus proposed amounts in 2023

Officers 6 Statutory Officers[1]	Board of Directors 11 members of the board and 11 alternates
(BRL in thousands)
Discrimination	2023 Proposal	2023 Realized
Total	84,398	43,071

The amount actually realized in 2023 was significantly lower than the proposed amount due to the Company’s results in the 2023 fiscal year, which impact the variable compensation of the Executive Office.

In addition, the variable remuneration that will actually be awarded for the 2023 financial year may differ from the amount indicated above due to adjustments resulting from the determination of the total amount of the 2023 short-term incentive, which is still pending final determination and decision.

Notes:

[1] Additionally, the proposed annual global compensation of management for the 2023 fiscal year considered 7 positions in the Office Appointed by the Bylaws, while the actual amount for the annual global compensation of management in the 2023 fiscal year reflects the 6 acting members of the Office Appointed by the Bylaws.

The alternate members of the Board of Directors are not entitled to compensation, unless they hold positions in advisory committees of the Board of Directors and exclusively due to the duties performed.

Fiscal Council 5 sitting members and 5 alternates
(BRL in thousands)
Discrimination	2023 Proposal	2023 Realized
Total	1,115	1,064
The actual amount is in line with the proposed amount, slightly below due to the non-use of the contingency budget.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

EXHIBIT IV

MANAGEMENT PROPOSAL

FOR THE ORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 29, 2023

8.    Compensation of managers

8.1.             Describe the policy or practice adopted for compensation of the board of directors, Statutory Office and other officers, fiscal council, committees provided for in the bylaws and audit, risk, financial and compensation committees, addressing the following aspects:

a.                objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites where the document can be found

The Company adopts a competitive and transparent compensation strategy, which seeks to attract, develop and retain the best professionals and compensates its managers based on the market practices, according to their duties and responsibilities in effectively running the business. The variable compensation practice also allows strengthening the alignment of the shareholders’ interests with those of the Statutory Office in obtaining and exceeding the short- and long-term results.

The Compensation Policy is formally approved by the Board of Directors.

b.                      practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the Management, indicating:

(i)                           the bodies and committees of the issuer that are part of the decision-making process, identifying the manner in which they participate

(ii)                             criteria and methodology used to set the individual compensation, indicating if studies were used to verify the market practices and, if so, the comparison criteria and scope of these studies

(iii)                                          frequency and how the board of directors evaluates the adequacy of the issuer’s compensation policy

The proposals for Global Compensation of the Managers and the Fiscal Council are based on market studies, and are submitted to analysis by the Personnel and Organization Committee (“CPO”) of the Board of Directors prior to the submission to approval at an Annual General Meeting (“AGM”). After approval at the Annual General Meeting, the CPO recommends to the Board of Directors the proposal for individualization of the Compensation of the Managers, which is subsequently approved at a meeting of the Board of Directors. The proposal for individualization of the Compensation of the Managers is carried out as previously described in relation to the market comparison and strategic position of the members of the Board of Directors, as well as of the Statutory Officers. The frequency of the studies for updating and comparing the market occurs on an annual basis.

c.                      breakdown of the compensation, stating:

(i)                   a description of the elements that form the compensation, including, in relation to each of them:

• their goals and alignment to short, medium, and long-term interests of the issuer

• their proportion in the global compensation of the 3 last fiscal years

• the calculation and adjustment methodology

• the main performance indicators taken into account, including, if applicable, ESG-related indicators

The objectives of the compensation elements, the calculation and adjustment methodology, as well as the main performance indicators (when applicable) are presented below:

Board of Directors

In order to reward them for the duties and responsibilities pertaining to the position held and in accordance with market practices, the effective members of the Board of Directors are compensated in a competitive manner, with fixed fees (monthly as pro-labore) based on annual market surveys (through comparison to a peer group of companies, which have similar sizes and good practices as to policies and governance). The alternate members of the Board of Directors are not entitled to compensation and no variable compensation (short and long term) and benefits are adopted for the exercise of the position of member of the Board of Directors are not adopted, except for any compensation that the effective and alternate members may receive for participation in Committees, which is also fixed (monthly). This practice is evaluated annually by the CPO, by the Board of Directors and the global amount proposed for the Board of Directors is part of the global sum approved at the AGM.

The compensation strategy for the effective members of the Board of Directors is to position the monthly fixed fees competitively in relation to benchmark market practices. This strategy will always seek alignment with the evolution of Braskem’s Governance.

Board of Directors’ Advisory Committees

For greater clarity regarding the objectives of the compensation elements and the calculation and adjustment methodology, we present below the Board of Directors' Advisory Committees and how they are organized:

•	Currently, the Company has one (1) committee appointed by the Bylaws, the Statutory Compliance and Audit Committee ("CCAE"), pursuant to CVM Ruling No. 23/21, the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission - SEC. The CCAE is a permanent advisory body of the Board of Directors, consisting of five (5) members, elected by the Board of Directors, of which three (3) are independent members of the Board of Directors in accordance with the Company's policies; and two (2) are members from outside the Company, as further detailed below. The two (2) members that are not part of the Board of Directors are chosen by the Board of Directors from the list submitted by the Chairman of the Board of Directors, prepared by a specialized company with proven experience, and appointment by the shareholders is not allowed.

The Company also has three (3) other permanent Board of Directors’ Advisory Committees (not appointed by the Bylaws), namely:

•             Finance and Investment Committee;

•             Personnel and Organization Committee; and

•             Strategy & Communication Committee and ESG.

Such committees not appointed by the Bylaws consist of the permanent and alternate members of the Company's Board of Directors, and the Chairman of the Board of Directors shall appoint the Board Members to compose each of the Committees and the designate the Coordinating Board Member, taking into account the experience and skills of each Board Member, vis a vis the attributions of each Committee. Each Committee will have at least three (3) and at most five (5) full members, with one member designated as the Coordinator. The terms of office of the Board Members in the Committees coincide with their terms on the Board of Directors, and re-election is permitted, provided that the members are reelected to their positions on the Board of Directors.

To reward them for the duties and responsibilities pertaining to the position held and in accordance with market practices, the members of the Committees are remunerated in a competitive manner, with fixed fees (monthly as pro-labore) based on annual market surveys (by means of comparison with a peer group of companies, which have similar sizes and good practices as to policies and governance). The Company differentiates the monthly fees of the members of the Committees according to the responsibilities and participation in each Committee, recognizing and reflecting the demand of time, responsibilities and complexity inherent to the position held. Members of Committees that are not members of the Board of Directors will receive the fixed monthly compensation for acting and/or coordinating a Committee. The differentiation of fees observes the same rule mentioned above. The effective and alternate members of the Board of Directors who are part of the Company's Committees receive an additional monthly fixed compensation for acting and/or coordinating a Committee. Variable compensation (short and long term) and benefits are not adopted. This practice is evaluated annually by the CPO, by the Board of Directors and the global amount proposed is approved at the AGM.

The compensation strategy for the Board of Directors' Advisory Committees is to position the monthly fixed fees competitively in relation to benchmark market practices. This strategy will always seek alignment with the evolution of Braskem’s Governance.

Statutory Office and other Officers

The members of the Statutory Office and other officers have a competitive compensation strategy, formed by the monthly compensation, short- and long-term incentives and benefits. All compensation positioning takes into consideration the annual benchmark market in all locations where Braskem is present and compared to a peer group of companies, which have similar sizes and good practices regarding policies and governance:

In the monthly compensation, the individual contribution and performance of each member of the Executive Office is assessed, its position in the compensation band and the need to make any adjustments to the monthly compensation is assessed;

•	In the variable compensation, the short-term incentive is proposed according to the challenge of each member and the individual performance is evaluated (through the fulfillment of individual goals) and Braskem's operational and economic performance (EBITDA). The individual goals include ESG indicators such as, for example, investments in circular economy, marketing of recycled resins, CO2 emission reduction, action plans for the management of socio-environmental risks and implementation of action plans and other actions agreed with the Compliance department. Under the terms of the LTI Plans approved at the Company's Extraordinary General Meetings held on March 21, 2018 and July 28, 2023, the Board of Directors is responsible for annually approving its programs, the list of eligible people and the amount of shares to be delivered (matching) in these programs, according to specific criteria provided for in the LTI Plan. In this sense, the members of the Company’s Office Appointed by the Bylaws and Other Offices are beneficiaries of the ongoing programs approved under the LTI Plan (2021, 2022 and 2023 Programs) and will receive the number of shares (matching) already defined by the Board of Directors for each of these programs.

•	The benefits offered by the Company to all officers are the same, such as: medical and dental assistance, meal vouchers, life insurance and private pension scheme.

•	The Company seeks to compensate its Officers in the 3rd quartile of the market, acknowledging and encouraging them to obtain and exceed the results to be achieved.

The compensation of the Office Appointed by the Bylaws is analyzed annually by the CPO, the Board of Directors and the global amount proposed for the Office is part of the global sum that is approved at the AGM.

Fiscal Council

The permanent members of the Fiscal Council are compensated by means of fixed monthly fees, according to market research, meeting the minimum limit provided for in paragraph 3 of article 162 of the Brazilian Corporations Law, with the purpose of rewarding the board members for the attributions and responsibilities pertinent to the position held and in accordance with market practices and legal provision. The alternate members of the Fiscal Council receive no remuneration for their functions.

There is no variable compensation (short or long term) and benefits for members of the Fiscal Council.

The proportion of each element in the total compensation of each management body of the Company regarding the last three fiscal years is below:

Thus, presented the details above, the alignment of the compensation elements to the interests of shareholders occurs to the extent that they are (i) equitable (remunerate proportionately according to skills, professional training and impact on results); (ii) competitive (suitable to market standards); (iii) efficient (regarding the costs for the Company); and (iv) safe (committed to the continuity and growth of the business). The fulfillment of short, medium and long-term goals generates results for the company, thus adding value to it. In return, the Company distributes these results in the form of short- and long-term variable compensation. This cycle causes the Company to grow and develop to seek its perpetuity.

The proportion of each element in the total compensation was as follows in the last 3 fiscal years:

	% in relation to the total compensation - 2023
	Compensation Fixed	Compensation Variable	Benefits	Total
Board of Management	100%	0%	0%	100%
Office Appointed by the Bylaws/Office Not Appointed by the Bylaws	49.3%	46.3%	4.4%	100%
Fiscal Council	100%	0%	0%	100%

Committees	100%	0%	0%	100%

The variable remuneration that will actually be awarded for the 2023 financial year may differ from the amount indicated above due to adjustments resulting from the determination of the total amount of the 2023 short-term incentive, which is still pending final determination and decision.

	% in relation to the total compensation - 2022
	Compensation Fixed	Compensation Variable	Benefits	Total
Board of Management	100%	0%	0%	100%
Office Appointed by the Bylaws/Office Not Appointed by the Bylaws	37.0%	60.1%	2.9%	100%
Fiscal Council	100%	0%	0%	100%
Committees	100%	0%	0%	100%

	% in relation to the total compensation - 2021
	Compensation Fixed	Compensation Variable	Benefits	Total
Board of Management	100%	0%	0%	100%
Office Appointed by the Bylaws/Office Not Appointed by the Bylaws	21.9%	75.6%	2.5%	100%
Fiscal Council	100%	0%	0%	100%
Committees	100%	0%	0%	100%

(ii)                             reasons that justify the composition of the compensation

Board of Directors

It is understood that the members of the Board of Directors must be entitled only to the fixed compensation in order to reflect the recognition given to their function that supervises and guides the Company Business, without, however, any involvement with its execution.

Board of Directors’ Advisory Committees

In the same way, it is understood that the Board of Directors’ Advisory Committees should be entitled only to fixed remuneration in recognition of their function, without, however, being involved with its execution.

Statutory Office and other Officers

The compensation of the Office Appointed by the Bylaws and Other Offices is in line with the market practices of the peer group (companies of equivalent size and with good practices in terms of policies and governance). The Company has a competitive practice regarding variable compensation, as it understands that this way, it aligns the interests of officers with those of the Company, sharing the risks and results of the Company with its main executives, seeking to obtain gains through the commitment to long-term results and short-term performance.

Fiscal Council

The composition of the compensation of the Fiscal Council is in line with market practices and with the provisions of paragraph 3 of article 162 of the Brazilian Corporations Law, which establishes the minimum legal compensation.

(iii)            existence of members not compensated by the issuer and the reason for such fact

Alternate members of the Board of Directors and alternate members of the Fiscal Council do not receive monthly fixed fees. However, the alternate members of the Board of Directors who are members of the Board Advisory Committees are compensated for this.

d.    existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling companies

There is no compensation supported by direct or indirect subsidiaries, controlled or controlling companies of the Company.

e.    existence of any compensation or benefit linked to the occurrence of a given corporate event, such as the disposal of corporate control of the issuer

Currently, as an instrument to retain key people, a reduced number of Members is entitled to a “Retention Bonus”, the payment of which is subject to certain conditions and requirements, linked to the occurrence of specific corporate events, including the change in control of the Company, as approved by the Board of Directors at a meeting held on June 29, 2021 and December 14, 2022.

8.2        Total compensation per body

Total compensation estimated for the current Fiscal Year ending on December 31, 2024 - Annual Amounts
	Board of Directors	Statutory Office	Fiscal Council	Total
Total number of members	11.00	7.00	5.00	23.00
No. of paid members	11.00	7.00	5.00	23.00
Fixed annual compensation
Salary or Pro labore	9,847,200	14,036,698	1,062,000	24,945,898.37
Direct and indirect benefits	0	581,512	0	581,512.21
Participations in committees	3,684,000	0	0	3,684,000.00
Others	1,830,000	1,230,000	53,100	3,113,100
Description of other fixed compensations	N/A	N/A	N/A
Variable compensation
Bonus	0	0	0	0.0
Profit sharing	0	27,250,000	0	27,250,000.00
Participation in meetings	0	0	0	0.0
Commissions	0	0	0	0.0
Others	0	10,380,000	0	10,380,000.00
Description of other variable compensations	N/A	N/A	N/A
Post-employment	0	1,227,811	0	1,227,810.65
Cessation of position	0	0	0	0
Based on shares (including options)	0	13,080,000	0	13,080,000.00
Note
Total compensation	15,361,200	67,786,021	1,115,100	84,262,321.23

Total compensation of the Fiscal Year on December 31, 2023 – Annual Amounts
	Board of Directors	Statutory Office	Fiscal Council	Total
Total number of members	10.92	6.00	5.00	21.92
No. of paid members	10.92	6.00	5.00	21.92

Fixed annual compensation
Salary or Pro labore	9,799,284	13,202,149	1,063,770	24,065,203
Direct and indirect benefits	0	342,204	0	342,204
Participations in committees	3,168,000	0	0	3,168,000
Others	0	0	0	0
Description of other fixed compensations	N/A	N/A	N/A	N/A
Variable compensation
Bonus	0	0	0	0
Profit sharing	0	10,566,667	0	10,566,667
Participation in meetings	0	0	0	0
Commissions	0	0	0	0
Others	0	0	0	0
Description of other variable compensations	N/A	N/A	N/A	N/A
Post-employment	0	717,204	0	717,204
Cessation of position	0	0	0	0
Based on shares (including options)	0	4,003,826	0	4,003,826
Note	N/A
Total compensation	12,967,284	28,832,050	1,063,770	42,863,104

The variable remuneration that will actually be awarded for the 2023 financial year may differ from the amount indicated above due to adjustments resulting from the determination of the total amount of the 2023 short-term incentive, which is still pending final determination and decision

Total compensation of the Fiscal Year on December 31, 2022 – Annual Amounts
	Board of Directors	Statutory Office	Fiscal Council	Total
Total number of members	11.00	6.00	5.00	22.00
No. of paid members	10.00	6.00	5.00	21.00
Fixed annual compensation
Salary or Pro labore	9,116,200.00	16,555,641.65	1,032,000.00	26,703,841.65
Direct and indirect benefits	0.00	909,397.73	0.00	909,397.73
Participations in committees	2,942,433.33	0.00	0.00	2,942,433.33
Others	0.00	0.00	0.00	0.00

Description of other fixed compensations	N/A	N/A	N/A
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	14,325,773.35	0.00	14,325,773.35
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensations
Post-employment	0.00	453,714.56	0.00	453,714.56
Cessation of position	0.00	0.00	0.00	0.00
Based on shares (including options)	0.00	15,191,262.36	0.00	15,191,262.36
Note
Total compensation	12,058,633.33	47,435,789.65	1,032,000.00	306,422.98

Total compensation of the Fiscal Year on December 31, 2021 – Annual Amounts
	Board of Directors	Statutory Office	Fiscal Council	Total
Total number of members	11.00	6.00	5.00	22.00
No. of paid members	10.00	6.00	5.00	21.00
Fixed annual compensation
Salary or Pro labore	9,026,716.67	11,773,453.20	958,000.00	21,758,169.87
Direct and indirect benefits	0.00	275,376.49	0.00	275,376.49
Participations in committees	2,581,767.33	0.00	0.00	2,581,767.33
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	38,650,092.87	0.00	38,650,092.87
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	3,432,816.10	0.00	3,432,816.10
Description of other variable compensations		NA
Post-employment	0.00	975,483.94	0.00	975,483.94
Cessation of position	0.00	0.00	0.00	0.00
Based on shares (including options)	0.00	7,144,816.10	0.00	7,144,816.10
Note
Total compensation	11,608,484.00	62,252,038.70	958,000.00	74,818,522.70

8.3 Variable Compensation

Fiscal Year: December 31, 2024

	BoD	Statutory Office	Fiscal Council	Total
Total number of members Number of compensated members	11.00	7.00	5.00	23.00
	0.00	7.00	0.00	7.00
WITH REGARD TO THE BONUS
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
WITH REGARD TO PROFIT SHARING
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	27,250,000	0.00	27,250,000
	0.00	0.00	0.00	0.00

Fiscal Year: December 31, 2023

	BoD	Statutory Office	Fiscal Council	Total
Total number of members Number of compensated members	10.92	6.00	5.00	21.92
	0.00	6.00	0.00	6.00
WITH REGARD TO THE BONUS
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
WITH REGARD TO PROFIT SHARING
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	26,750,000	0.00	26,750,000
	0.00	10,566,667	0.00	10,566,667

The variable remuneration that will actually be awarded for the 2023 financial year may differ from the amount indicated above due to adjustments resulting from the determination of the total amount of the 2023 short-term incentive, which is still pending final determination and decision.

Fiscal Year: December 31, 2022

	BoD	Statutory Office	Fiscal Council	Total
Total number of members Number of compensated members	11.00	6.00	5.00	22.00
	0.00	6.00	0.00	6.00
WITH REGARD TO THE BONUS
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
WITH REGARD TO PROFIT SHARING
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	27937500.00	0.00	27,937,500.00
	0.00	14325773.35	0.00	14,325,773.35

Fiscal Year: December 31, 2021

	BoD	Statutory Office	Fiscal Council	Total
Total number of members Number of compensated members	11.00	6.00	5.00	22.00
	0.00	6.00	0.00	6.00
WITH REGARD TO THE BONUS
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
WITH REGARD TO PROFIT SHARING
Minimum amount provided for in the compensation plan Maximum amount provided for in the compensation plan Amount estimated in the compensation plan if targets were achieved Amount actually recognized in the fiscal year	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	0.00
	0.00	26250000.00	0.00	26,250,000.00
	0.00	38650092.87	0.00	38,650,092.87

8.4.   Regarding the stock-based compensation plan of the board of directors and statutory officers in effect in the last fiscal year and expected for the current fiscal year, please describe:

The company has two (2) plans with current grants, as detailed below:

•         The Company's Restricted Stock Grant Plan (“2018 Plan”) was approved at the Extraordinary General Meeting held on March 21, 2018, contemplating, among other members, the Officers Appointed by the Bylaws. The Plan was effective from the date of its approval by the Meeting and ended five (5) years after that date, in 2022. Within the scope of the Plan, however, the 2021 and 2022 programs approved during its term are still in progress, and actions yet to be delivered to the Participants, as detailed in items 8.9 and 8.10 below.

•         The Company's Restricted Stock Grant Plan (“2023 Plan”) was approved at the Extraordinary General Meeting held on July 28, 2023, contemplating, among other members, the Officers Appointed by the Bylaws. The Plan was effective from the date of its approval by the Meeting and ends five (5) years after that date, in 2028.

The Plans can be found on the CVM website (www.cvm.gov.br) and on the Company's Investor Relations page (www.braskem-ri.com.br).

The Company does not have an equity-based compensation plan for members of the Board of Directors.

2018 Plan – Validity of Grants until 2022

a.        general terms and conditions

Natural persons who work for and are part of the Company or its controlled companies, including but not limited to Officers, may be nominated to participate in the Plan. The Board of Directors has defined, among such members, the participants of each annual restricted stock grant program (respectively "Eligible Persons" and "Program”).

The Eligible Persons shall express their desire to adhere to the Plan and to the respective Program, upon the execution of the respective Award Agreement, then being referred to as “Participants”.

The award of the Restricted Shares (“Consideration”) shall be conditioned to the voluntary investment of the Participants’ own funds to acquire owned shares (“Owned Shares”), and the Eligible Persons may voluntarily invest, with their own funds, the minimum amount of 10% and the maximum amount of 20% of the gross amount of their short-term planned incentive.

The Plan's goal is to award, for every one (1) Owned Share, two (2) Restricted Shares. However, the Board of Directors may define, as an exception and with a justification, to each Program, a different multiple of Restricted Shares to be transferred to each Owned Share under the terms and conditions of the applicable Award Agreement, observing the minimum of one (01) Restricted Share and the maximum of three (3) Restricted Shares to each Owned Share. The number is defined at the exclusive discretion of the Board of Directors from the analysis of the following indicators: (a) the performance of the Company in the financial year immediately before the execution of the Award Agreement; (b)

the expected challenge level to the Company in the three (03) years after the approval of each

Program; and (c) the value of the Restricted Shares traded at B3 S.A. – Brasil, Bolsa, Balcão on the date of approval of each Program.

Without prejudice to other conditions established in the Programs and in the respective Grant Agreements, the rights of the Participants in relation to the Restricted Shares, especially to the transfer of ownership of the Restricted Shares, shall only be acquired if the Participants: (i) remain continuously connected as Members of the Company or of a company controlled by the Company for three (3) years after the date of execution of the Award Agreement (“Waiting Period”) and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the Waiting Period.

b.     approval date and responsible body

The Company's Restricted Share Award Plan was approved at the Extraordinary General Meeting held on March 21, 2018.

c.         maximum number of covered shares

The maximum number of shares covered by the Plan is 1.5% of the Company's Capital Stock, which, on the date of approval of the 2018 Plan, corresponds to eleven million nine hundred and fifty-eight thousand eight hundred sixty-five (11,958,865) shares of a total of seven hundred and ninety-seven million, two hundred and fifty-seven thousand, six hundred and four (797,257,604) shares.

d.        maximum number of options to be awarded

Not applicable, since share options shall not be awarded as a result of the Plan model.

e.        conditions for acquisition of shares

The Consideration shall be conditioned to the voluntary investment of the Participants’ own funds in the acquisition of Owned Shares.

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years after the execution of the Award Agreement and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the waiting period.

f.         acquisition or exercise pricing criteria

The reference price of the Restricted Shares that the Company shall award shall be amount of the market price of the Restricted Share in the location of each Participant in the second business day immediately before the respective transfer of the Restricted Shares, or, if there is no trade of the Restricted Shares in the location of the Participant, it shall be the price of said Restrict Shares at B3 S.A. - Brasil, Bolsa, Balcão on the second business day immediately before the respective date of payment, converted to the currency of the location of the Participant.

g.        acquisition or strike pricing criteria

The Waiting Period shall be three (03) years from the date of execution of the Award Agreement.

During the Waiting Period, the Participant shall remain connected to the Company or to the companies controlled thereby, maintaining the uninterrupted ownership of their Owned Shares in order to be entitled to the transfer of the Restricted Shares by the Company or by the companies controlled thereby under the terms and conditions established in this Plan, in the respective Program and in the Award Agreement, observing the rules related to the situations of dismissal from the Company, as set forth in the Plan and respective Award Agreements.

h.        method of settlement

Once the conditions established in the Plan and in the applicable Award Agreement are met, and as long as the applicable legal and regulatory requirements are observed, the Company or the companies controlled thereby shall transfer, through a private transaction, to the Participants, within at most sixty (60) days, the quantity of Restricted Shares to which the Participants are entitled. Except regarding the taxes that will be discounted, the Company or the companies controlled thereby, as the case may be, shall bear any costs for the transfer of the Restricted Shares to the Participants. If it is not possible to deliver said Restricted Shares to the Participants, the Company and/or the companies controlled thereby may pay the Participants, with immediately available funds, in the currency of the place where the Participant works, the amount equivalent to the Restricted Shares awarded taking into consideration the Reference Price of the Restricted Shares, net of the taxes that may be levied thereon.

i.          share transfer restrictions

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (03) years after the execution of the Award Agreement and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the waiting period.

j.         criteria and events that, when verified, will entail the suspension, alteration or termination of the plan

In case of: (i) Change in the Control of the Company (as defined in the Plan); (ii) a public offering for closing of the Company’s capital is conducted; (iii) corporate restructuring that results in a significant decrease of the liquidity of the Restricted Shares in comparison with the average volume traded over the six (06) months before the date of corporate restructuring, the Participants shall be entitled to receive, within sixty (60) days after the occurrence of the event set forth in this Clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participants, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participants, so that said rights shall be automatically brought forward.

The Plan also establishes that, in the event of change to the number, nature or class of shares of the Company as a result of bonus, splitting, reverse split, or conversion of shares into another nature or class, or conversion of other securities issued by the Company into shares, the Company's Board of Directors shall assess the need to make adjustments to the Programs and the Plan in order to avoid distortions and losses to the Company and the companies controlled thereby or to the Participants.

Moreover, any relevant legal amendment to the rules of the joint-stock companies, to the publicly-held companies, to the labor laws and/or the tax effects of a restricted share award plan in any of the jurisdictions where it will be implemented may lead to full revision of the Plan, in order to ensure compliance with the applicable laws.

Lastly, the right to receive the Restricted Shares pursuant to the Plan, the respective Program and the applicable Award Agreement shall be automatically extinguished and without any indemnity rights, ceasing all effects by operation of law if the Company is wound up, liquidated or if its bankruptcy is decreed.

k.        effects of the withdrawal of the manager from the issuer’s bodies on his rights provided for in the share-based compensation plan

In case of Dismissal of a Participant (i) upon dismissal for cause or removal from his/her position for violating the duties and responsibilities of an administrator,

(ii)      upon request from a Participant (including voluntary dismissal or resignation from a managerial position); or (iii) any event of retirement other than an Agreed Retirement (as defined in the Plan), the Participant shall lose any and all rights connected to the Restricted Shares pursuant to the Plan, any Program and Award Agreement, which shall be automatically and lawfully terminated on the Termination date (as defined in the Plan), regardless of prior notice or notification, and with no right to any indemnification of the Participant, except for the Restricted Shares already obtained until the actual Termination date, even if they have not yet been actually transferred by the Company or by a company controlled thereby.

In case of Dismissal of a Participant due to: (i) dismissal by the Company or the companies controlled thereby without cause; (ii) removal from the position of administrator with no violation of his or her duties and responsibilities; or

(iii)     transfer of the Participant to occupy a position in a company of the same group as the Company that is not a participant of the Plan, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) of a proportional number of the Restricted Shares the acquisition rights of which are still be acquired by the Participant, taking into account, for said calculation, the number of full month in which the Participant worked at the Company or a company controlled thereby in relation to the number of months of the Waiting Period, it being certain that such remaining Restricted Shares shall be automatically terminated on the date of Dismissal, regardless of prior notice or notification, and without any right to any indemnification by the Participant. For awards of the 2018 Plan occurred in 2021 and 2022, the delivery of the Restricted Shares to the Participant shall be made on the date originally scheduled, considering the compliance with the Waiting Period, unless established otherwise in the Award Agreement, being certain that the Company may, exceptionally and at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to Agreed Retirement, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not been fully vested on the Participant at the Termination date. The delivery of the Restricted Shares to the Participant shall be made on the date originally set forth, considering the compliance with the Waiting Period, unless otherwise established in the Award Agreement, being certain that the Company may, at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to: (i) death; or (ii) permanent disability, the heirs or legal successors (for the case described in (i)) or legal representative (for the case described in (ii)) shall be entitled to receive, within sixty (60) days after the occurrence of any of the events described in this clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participant, so that said rights shall be automatically brought forward, unless established otherwise in the Award Agreement.

Furthermore, the Board of Directors has the prerogative to establish different rules whenever it is of the opinion that the Company’s corporate interests shall be better served by the measures above or whenever necessary to comply with other applicable rules or bear taxes levied.

2023 Plan – Effective as of 2023

a.	general terms and conditions

Natural persons who work for and are part of the Company or its controlled companies, including but not limited to Officers, may be nominated to participate in the Plan. The Board of Directors has defined, among such members, the participants of each annual restricted stock grant program (respectively "Eligible Persons" and "Program”).

The Eligible Persons shall express their desire to adhere to the Plan and to the respective Program, upon the execution of the respective Award Agreement, then being referred to as “Participants”.

The award of the Restricted Shares (“Consideration”) shall be conditioned to the voluntary investment of the Participants’ own funds to acquire owned shares (“Owned Shares”), and the Eligible Persons may voluntarily invest, with their own funds, the minimum amount of 10% and the maximum amount of 20% of the gross amount of their short-term planned incentive.

The Plan's goal is to award, for every one (1) Owned Share, two (2) Restricted Shares. However, the Board of Directors may define, as an exception and with a justification, to each Program, a different multiple of Restricted Shares to be transferred to each Owned Share under the terms and conditions of the applicable Award Agreement, observing the minimum of one (01) Restricted Share and the maximum of three (3) Restricted Shares to each Owned Share. The number is defined at the exclusive discretion of the Board of Directors from the analysis of the following indicators: (a) the performance of the Company in the financial year immediately before the execution of the Award Agreement; (b) the expected challenge level to the Company in the next three (03) years after the approval of each Program; and (c) the value of the Restricted Shares traded at B3 S.A. – Brasil, Bolsa, Balcão on the date of approval of each Program.

Without prejudice to other conditions established in the Programs and in the respective Grant Agreements, the rights of the Participants in relation to the Restricted Shares, especially to the transfer of ownership of the Restricted Shares, shall only be acquired if the Participants: (i) remain continuously connected as Members of the Company or of a company controlled by the Company for three (3) years after the date of execution of the Award Agreement (“Waiting Period”) and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the Waiting Period.

b.	approval date and responsible body

The Company's Restricted Share Award Plan was approved at the Extraordinary General Meeting held on July 28, 2023 (2023 Plan).

c.	maximum number of covered shares

The maximum number of shares covered by the Plan is 1.5% of the Company's Capital Stock, which, on the date of approval of the 2023 Plan, corresponds to eleven million nine hundred and fifty-eight thousand eight hundred sixty-five (11,958,117) shares of a total of seven hundred and ninety-seven million, two hundred and fifty-seven thousand, six hundred and four (797,207,834) shares.

d.	maximum number of options to be awarded

Not applicable, since share options shall not be awarded as a result of the Plan model.

e.	conditions for acquisition of shares

The Consideration shall be conditioned to the voluntary investment of the Participants’ own funds in the acquisition of Owned Shares.

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years after the execution of the Award Agreement and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the waiting period.

f.	acquisition or exercise pricing criteria

The reference price of the Restricted Shares that the Company shall award shall be amount of the market price of the Restricted Share in the location of each Participant in the second business day immediately before the respective transfer of the Restricted Shares, or, if there is no trade of the Restricted Shares in the location of the Participant, it shall be the price of said Restrict Shares at B3 S.A. - Brasil, Bolsa, Balcão on the second business day immediately before the respective date of payment, converted to the currency of the location of the Participant.

g.	acquisition or strike pricing criteria

The Waiting Period shall be three (03) years from the date of execution of the Award Agreement.

During the Waiting Period, the Participant shall remain connected to the Company or to the companies controlled thereby, maintaining the uninterrupted ownership of their Owned Shares in order to be entitled to the transfer of the Restricted Shares by the Company or by the companies controlled thereby under the terms and conditions established in this Plan, in the respective Program and in the Award Agreement, observing the rules related to the situations of dismissal from the Company, as set forth in the Plan and respective Award Agreements.

h.	method of settlement

Once the conditions established in the Plan and in the applicable Award Agreement are met, and as long as the applicable legal and regulatory requirements are observed, the Company or the companies controlled thereby shall transfer, through a private transaction, to the Participants, within at most thirty (30) days, the quantity of Restricted Shares to which the Participants are entitled. Except regarding the taxes that will be discounted, the Company or the companies controlled thereby, as the case may be, shall bear any costs for the transfer of the Restricted Shares to the Participants. If it is not possible to deliver said Restricted Shares to the Participants, the Company and/or the companies controlled thereby may pay the Participants, with immediately available funds, in the currency of the place where the Participant works, the amount equivalent to the Restricted Shares awarded taking into consideration the Reference Price of the Restricted Shares, net of the taxes that may be levied thereon.

i.	share transfer restrictions

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (03) years after the execution of the Award Agreement and, cumulatively; (ii) keep the Owned Shares under their uninterrupted property, from the date of their acquisition to the end of the waiting period.

j.	criteria and events that, when verified, will entail the suspension, alteration or termination of the plan

In case of: (i) Change in the Control of the Company (as defined in the Plan); (ii) a public offering for closing of the Company’s capital is conducted; (iii) corporate restructuring that results in a significant decrease of the liquidity of the Restricted Shares in comparison with the average volume traded over the six (06) months before the date of corporate restructuring, the Participants shall be entitled to receive, within thirty (30) days after the occurrence of the event set forth in this clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participants, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participants, so that said rights shall be automatically brought forward.

The Plan also establishes that, in the event of change to the number, nature or class of shares of the Company as a result of bonus, splitting, reverse split, or conversion of shares into another nature or class, or conversion of other securities issued by the Company into shares, the Company's Board of Directors shall assess the need to make adjustments to the Programs and the Plan in order to avoid distortions and losses to the Company and the companies controlled thereby or to the Participants.

Moreover, any relevant legal amendment to the rules of the joint-stock companies, to the publicly-held companies, to the labor laws and/or the tax effects of a restricted share award plan in any of the jurisdictions where it will be implemented may lead to full revision of the Plan, in order to ensure compliance with the applicable laws.

Lastly, the right to receive the Restricted Shares pursuant to the Plan, the respective Program and the applicable Award Agreement shall be automatically extinguished and without any indemnity rights, ceasing all effects by operation of law if the Company is wound up, liquidated or if its bankruptcy is decreed.

k.	effects of the withdrawal of the manager from the issuer’s bodies on his rights provided for in the share-based compensation plan

In case of Withdrawal of a Participant (i) upon dismissal for cause or removal from his/her position for violating the duties and responsibilities of an administrator,

(ii)                             upon request from a Participant (including voluntary dismissal or resignation from a managerial position); or (iii) any event of retirement other than an Agreed Retirement (as defined in the Plan), the Participant shall lose any and all rights connected to the Restricted Shares pursuant to the Plan, any Program and Award Agreement, which shall be automatically and lawfully terminated on the Termination date (as defined in the Plan), regardless of prior notice or notification, and with no right to any indemnification of the Participant, except for the Restricted Shares already obtained until the actual Termination date, even if they have not yet been actually transferred by the Company or by a company controlled thereby.

In case of Dismissal of a Participant due to: (i) dismissal by the Company or the companies controlled thereby without cause; (ii) removal from the position of administrator with no violation of his or her duties and responsibilities; or

(iii)                             transfer of the Participant to occupy a position in a company of the same group as the Company that is not a participant of the Plan, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) of a proportional number of the Restricted Shares the acquisition rights of which are still be acquired by the Participant, taking into account, for said calculation, the number of full month in which the Participant worked at the Company or a company controlled thereby in relation to the number of months of the Waiting Period, it being certain that such remaining Restricted Shares shall be automatically terminated on the date of Dismissal, regardless of prior notice or notification, and without any right to any indemnification by the Participant. For grants of the 2023 Plan, the delivery of the Restricted Shares to the Participant will be made within thirty (30) days from the date of Termination.

In case of Dismissal of a Participant due to Agreed Retirement, the Participant shall be entitled to receive: (a) the Restricted Shares the acquisition rights of which have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not been fully vested on the Participant at the Termination date. The delivery of the Restricted Shares to the Participant shall be made on the date originally set forth, considering the compliance with the Waiting Period, unless otherwise established in the Award Agreement, being certain that the Company may, at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to: (i) death; or (ii) permanent disability, the heirs or legal successors (for the case described in (i)) or legal representative (for the case described in (ii)) shall be entitled to receive, within thirty (30) days after the occurrence of any of the events described in this clause: (a) the Restricted Shares which acquisition rights have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participant, so that said rights shall be automatically brought forward, unless established otherwise in the Award Agreement.

In the event of Withdrawal of a Participant who is the Chief Executive Officer or a Vice President, by

decision of the Company, unless due to dismissal for cause or removal from office for violating the duties and responsibilities of an administrator, such Participant will be entitled to receive all Restricted Shares regardless of the vesting requirements have been observed. In this case, the delivery of the Restricted Shares to the Participant shall be made within thirty (30) days from the date of Termination.

Furthermore, the Board of Directors has the prerogative to establish different rules whenever it is of the opinion that the Company’s corporate interests shall be better served by the measures above or whenever necessary to comply with other applicable rules or bear taxes levied.

8.5                Share-based compensation (Stock options)

Not applicable, since the Company does not have a share option plan (but rather a restricted share plan).

8.6.                    Regarding each share option granted in the last 3 fiscal years and that estimated for the current fiscal year, of the board of directors and the statutory office, prepare a table with the following content:

a.                 body

b.                 total number of members

c.                 number of compensated members

d.                 date of granting

e.                 number of options granted

f.                term for the options to become vested

g.                 maximum term to exercise the options

h.                 lock-up period for transfer of shares received due to the exercise of the options

i.                 fair value of the options on the grant date

j.                 multiplication of the number of shares awarded by the fair value of the options on the date of award

Not applicable, since the Company does not have a share option plan (but rather a restricted share plan).

8.7    In relation to the outstanding options of the board of directors and statutory office at the end of the last fiscal year, prepare a table with the following content:

a.        Body

b.       total number of members

c.        number of compensated members

d.       in relation to options not yet vested

i.         quantity

ii.       date on which they will become vested

iii.      maximum term to exercise the options

iv.      term of restriction on transfer of shares

v.       weighted average price of exercise

vi.      fair value of the options on the last day of the fiscal year

e.        in relation to options not yet vested

i.         in relation to vested options

ii.       maximum term to exercise the options

iii.      term of restriction on transfer of shares

iv.      weighted average price of exercise

v.       fair value of the options on the last day of the fiscal year

f.         fair value of total options on the last day of the fiscal year

Not applicable, since the Company does not have a share option plan (but rather a restricted share plan).

8.8.                    Regarding the exercised options related to the share-based compensation of the board of directors and of the statutory office over the last 3 fiscal years, prepare a table with the following content:

Not applicable, since the Company does not have a share option plan (but rather a restricted share plan).

8.9.   With regard to share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the results of the last three fiscal years and the compensation forecast for the current fiscal year, for the board of directors and statutory office, prepare a table with the following content:

See the chart below that addresses questions 8.9 and 8.10.

8.10.              In relation to each share award made in the last 3 fiscal years and expected for the current fiscal year, from the board of directors and statutory office, draw up a table with the following content:

Charts below that address questions 8.9 and 8.10.

Fiscal year				2023
Body				Statutory Office
Total number of members				6.00
Total number of compensated members	of	Members		6.00
Programs				2023 Program
Number of Options Granted	Total	of	Shares	293,110
Total Number of Shares Not Yet Exercisable				293,110
Award date				09/06/2023
Date on which they will become vested (end of the waiting period)				09/06/2026
Maximum period for the delivery of shares				30 days after the end of the waiting period (3 years)
Term of restriction on transfer of shares				No Lockup.
Quantity transferred	Total	of	Shares	0
Quantity lapsed	Total	of	Shares	0
Potential dilution in case of award of all shares to beneficiaries				< 1.5%
Fair value of shares on the date of award				BRL 23.02
Multiplication of the number of shares awarded by the fair value of the shares on the award date				BRL 6,747,392.20

Fiscal year				2022
Body				Statutory Office
Total number of members				6.00
Total number of compensated members	of	Members		6.00
Programs				2022 Program
Number of Options Granted	Total	of	Shares	184,820
Total Number of Shares Not Yet Exercisable				184,820
Award date				05/17/2022
Date on which they will become vested (end of the waiting period)				05/17/2025
Maximum period for the delivery of shares				60 days after the end of the waiting period (3 years)
Term of restriction on transfer of shares				No Lockup.
Quantity transferred	Total	of	Shares	0
Quantity lapsed	Total	of	Shares	0
Potential dilution in case of award of all shares to beneficiaries				< 1.5%
Fair value of shares on the date of award				BRL 44.15
Multiplication of the number of shares awarded by the fair value of the shares on the award date				BRL 8,159,803.00

Fiscal year	2021
Body	Statutory Office
Total number of members	6.00

Total number of compensated members	6.00

Programs				2021 Program
Number of Options Granted	Total	of	Shares	198,400
Total Number of Shares Not Yet Exercisable				198,400
Award date				05/10/2021
Date on which they will become vested (end of the waiting period)				05/10/2024
Maximum period for the delivery of shares				60 days after the end of the waiting period (3 years)
Term of restriction on transfer of shares				No Lockup.
Quantity transferred	Total	of	Shares	0
Quantity lapsed	Total	of	Shares	0
Potential dilution in case of award of all shares to beneficiaries				< 1.5%
Fair value of shares on the date of award				BRL 51.39
Multiplication of the number of shares awarded by the fair value of the shares on the award date				BRL 10,195,776.00

8.11. Shares Delivered

Fiscal Year: December 31, 2023

	Board of Directors	Statutory Office	Fiscal Council
Total number of members No. of compensated members No. of shares Weighted average acquisition price Weighted average market price of the shares purchased Multiplication of the total number of shares by the difference between the weighted average purchase price and the weighted average market price of the shares purchased	10.92	6.00
	0.00	6.00
	0	216,721
	0.00	0.00
	0.00	23.40
	0.00	-5,071,271.40

Fiscal Year: December 31, 2022

	Board of Directors	Statutory Office	Fiscal Council
Total number of members No. of compensated members No. of shares Weighted average acquisition price Weighted average market price of the shares purchased Multiplication of the total number of shares by the difference between the weighted average purchase price and the weighted average market price of the shares purchased	11.00	6.00
	0.00	6.00
	0	51,729
	0.00	0.00
	0.00	42.53
	0.00	-2,200,034.37

Fiscal Year: December 31, 2021

	Board of Directors	Statutory Office	Fiscal Council
Total number of members No. of compensated members No. of shares Weighted average acquisition price Weighted average market price of the shares purchased Multiplication of the total number of shares by the difference between the weighted average purchase price and the weighted average market price of the shares purchased	11.00	6.00
	0.00	6.00
	0	190,410
	0.00	0.00
	0.00	46.76
	0.00	-8,903,571.60

8.12.              Summary description of the information required to understand the data stated in items 8.5 through 8.11, such as an explanation of the share and option pricing method, stating at least:

a.                     pricing method

As indicated in item 8.4 (f), the reference price of the Restricted Shares that the Company will award will be the quoted market value of the Restricted Shares (as defined in the Plan) in the location of each Participant on the second business day immediately preceding the respective transfer of the Restricted Shares, or, if there is no trading of Restricted Shares in the location of the Participant, will be the quoted market value of such Restricted Shares at B3 S.A. - Brasil, Bolsa, Balcão on the second business day immediately preceding the respective payment date, converted to the currency of the Participant's location

b.                     data and assumptions used in the pricing model, including average price of the shares, exercise price, expected volatility, life term of the option, expected dividends, and the risk-free interest rate

Not applicable, since the Company has no share option plan.

c.                     method used and premises assumed to incorporate the expected effects of early exercise

Not applicable, since the Company has no share option plan.

d.                     method for ascertaining the expected volatility

Not applicable, since the Company has no share option plan

e.                     if any other characteristic of the option were incorporated into the calculation of its fair value

Not applicable, since the Company has no share option plan.

8.13.             Inform the number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, subsidiaries, or companies under common control, held by members of the board of directors, statutory office, or fiscal council, grouped by body:

December 31, 2023*
Company	Category	Board of Directors	Executive Office	Fiscal Council	Technical or Advisory Bodies	Total
	Issuer
Braskem S.A.	Shares Common	898	0	0	0	898
	Preferred Shares – Class A	0	496,467	0	5,300	501,767
	Preferred Shares – Class B	0	0	0	0	0

*The shareholding positions of Officers who also hold positions at the Company’s Board of Directors have been recorded only in the “Executive Office” column, in line with the reporting done for purposes of article 11 of CVM Ruling No. 44 of August 13, 2021.

8.14.            Regarding the pension plans in effect granted to the members of the board of directors and statutory officers, provide the following information in a chart:

	Board of Directors	Statutory Office	Fiscal Council
No. of members	10.92	6.00	5.00
Total number of compensated members	10.92	6.00	5.00
Name of the plan	N/A	Vexty Plan	N/A
Number of managers who qualify for retirement	N/A	6.00	N/A
Conditions for early retirement	N/A	After the termination of the employment relationship, direction or mandate with the Sponsor, the Participant is allowed, depending on his life and career plan, to anticipate the request for his benefit at any age lower than seventy (70) years old.	N/A
Updated value of the contributions accumulated in the pension plan up to the closing of the last fiscal year, discounting the portion related to contributions made directly by the managers	N/A	BRL 9,289,062.69	N/A
Total accrued amount of the contributions made during the last fiscal year, less the portion related to the contributions directly made by the managers	N/A	BRL 717,204.04	N/A
If there is the possibility of early redemption and what the conditions are	N/A	None. Redemption is possible only after termination of employment bond, management bond	N/A

or term of office with the Sponsor

8.15.                 Minimum, maximum and average annual compensation

Annual amounts

	Statutory Office			Board of Directors			Fiscal Council
	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021
No. of members	6.00	6.00	6.00	10.92	11.00	11.00	5.00	5.00	5.00
No. of paid members	6.00	6.00	6.00	10.92	10.00	10.00	5.00	5.00	5.00
Highest compensation amount in Real	7,789,167.71	22,831,950.37	24,038,264.67	2,554,800.00	2,504,533.33	2,163,200.00	212,400.00	206,400.00	191,600.00
Lowest compensation amount in Real	3,619,452.98	2,899,454.63	4,159,763.25	894,000.00	894,000.00	680,000.00	212,400.00	206,400.00	191,600.00
Average compensation amount in Real	4,935,000.42	7,905,964.94	10,375,339.78	1,206,120.00	1,205,863.33	902,671.67	212,400.00	206,400.00	191,600.00

The variable remuneration that will actually be awarded for the 2023 financial year may differ from the amount indicated above due to adjustments resulting from the determination of the total amount of the 2023 short-term incentive, which is still pending final determination and decision.

Note

Statutory Office
12/31/2022	The amount of the highest individual compensation of the Office Appointed by the Bylaws in 2022 contemplates a non-recurring event referring to the recognition of the amounts related to the termination of the contract of Mr. Roberto Simões, who held the position of CEO until December 31, 2022.
12/31/2021	The amounts informed in the table above do not take the social charges borne by the employer into account.

Board of Directors
12/31/2021	The amounts informed in the table above do not take the social charges borne by the employer into account.

Fiscal Council
12/31/2021	The amounts informed in the table above do not take the social charges borne by the employer into account.

8.16. Describe contract arrangements, insurance policies, or other instruments containing mechanisms for compensation or indemnification of managers in case of dismissal or retirement, stating the financial consequences for the issuer

The Company does not have mechanisms for compensating or indemnifying management in the event of removal from office or retirement, with the exception of rights related to the Long-Term Incentive Program, applicable to officers and other members who are eligible under the rules of the Plan in force.

The Company's administrators are covered by the Directors & Officers Liability Insurance (D&O) policy, issued by HDI Global Seguros, with coverage valid until March 17, 2025. The policy has a worldwide coverage, and the policy net premium in force was USD 5.560 thousand.

Pursuant to the policy, the managers shall be indemnified for damage (including defense costs) resulting from third-party claims against the managers based on omission or harmful acts practiced in the exercise of their functions (as long as it is not the case of willful misconduct or gross negligence equivalent to willful misconduct or any other specific exclusion/limitation provided in the policy).

In addition to the D&O Insurance described above, the Company is authorized to enter into indemnity commitment with certain Beneficiaries, as defined in the Policy for Managers and Members, including its managers and former managers. The Policy for Managers and Members was approved by the Board of Directors on November 8, 2017 and updated pursuant to certain provisions of CVM Guidance Opinion No. 38 on February 14, 2019, on March 18, 2019, on October 21, 2019 and on December 12, 2019 (“Indemnity Policy”) which is available on the websites of the Company (www.braskem-ri.com.br) and CVM (www.cvm.gov.br).

8.17. In relation to the past three fiscal years and the forecast for the current fiscal year, indicate the percentage of total compensation of each body recognized in the issuer’s result referring to members of the board of directors, statutory office or the fiscal council who are related parties to the direct or indirect controlling shareholders, as defined by the accounting rules that address this matter

Fiscal year ended on	Board of Directors	Board of Directors Tax	Statutory Office
2024	23.34%	0.00%	0.00%
2023	35.85%	0.00%	0.00%
2022	37.23%	0.00%	0.00%
2021	37.41%	0.00%	0.00%

8.18. In relation to the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the issuer’s income statement as compensation of members of the board of directors, statutory office or fiscal council, grouped by body, for any reason other than their position, such as commissions and consulting or advisory services provided

In the last three fiscal years and in relation to the current fiscal year, no amounts have been recognized or are expected to be recognized within the Company's results as compensation of managers and members of the fiscal council received for any reason other than the position they occupy in the Company.

8.19.        In relation to the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the result of direct or indirect parent companies, companies under common control, and the issuer's subsidiaries, as remuneration of members of the issuer's board of directors, statutory office or fiscal council, grouped by body, specifying on what basis these amounts were attributed to these individuals

Not applicable, in the last three fiscal years and in the current fiscal year no compensation of the managers and members of the fiscal council of the Company was recognized or expected to be recognized in the results of direct or indirect controlling companies, companies under common control and controlled companies of the Companies, either for the exercise of their managerial duties or for any other reason.

8.20.       Provide other information the issuer deems relevant

Total Compensation for the Current Fiscal Year January 1, 2024 - Annual Values

The table below considers the alternate members of the Board of Directors who are compensated for participating in advisory committees to the Board of Directors and the external members of the Statutory Compliance and Audit Committee (i.e., members who are not part of the Board of Directors, not even as alternates).

	Alternates + External Members of the CCAE	Total
Total number of members	4.00	4.00
No. of members compensated	4.00	4.00
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	1,248,000.00	1,248,000.00
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total (net) compensation	1,248,000.00	1,248,000.00

Total Compensation for the Current Fiscal Year January 31, 2023 - Annual Values

The table below considers the alternate members of the Board of Directors who are compensated for participating in advisory committees to the Board of Directors and the external members of the Statutory Compliance and Audit Committee (i.e., members who are not part of the Board of Directors, not even as alternates).

	Alternates + External Members of the CCAE	Total
Total number of members	4.08	4.08
No. of members compensated	4.08	4.08
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A

Participation in committees	1,272,000.00	1,272,000.00
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total (net) compensation	1,272,000.00	1,272,000.00

Total compensation for the Fiscal Year ended on December 31, 2022 - Annual Amounts

The table below considers the alternate members of the Board of Directors who are compensated for participating in advisory committees to the Board of Directors and the external members of the Statutory Compliance and Audit Committee (i.e., members who are not part of the Board of Directors, not even as alternates).

	Alternates + External Members of the CCAE	Total
Total number of members	5	5
No. of members compensated	5	5
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	1,507,233.33	1,507,233.33
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A

Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total (net) compensation	1,507,233.33	1,507,233.33

Total compensation for the Fiscal Year ended on December 31, 2021 - Annual Amounts

The table below considers the alternate members of the Board of Directors who are compensated for participating in advisory committees to the Board of Directors and the external members of the Statutory Compliance and Audit Committee (i.e., members who are not part of the Board of Directors, not even as alternates).

	Alternates + External Members of the CCAE	Total
Total number of members	3	3
No. of paid members	3	3
Salary or Pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	649,333	649,333
Others	N/A	N/A
Description of other fixed compensations	N/A	N/A
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total (net) compensation	649,333	649,333

Rachel Maia

RM Consulting Founder and CEO, a consultancy focused on the S of ESG and Leadership. Rachel Maia former Lacoste S.A. CEO (Brazil). She began her career as a Senior Financial Controller at Seven Eleven, where she developed her outstanding analytical and leadership skills as a junior manager.

Rachel then presided as Senior Business Controller at Novartis Pharmacy. At Tiffany & Co. Rachel led the company's entry into the Brazilian market and managed all financial aspects of Tiffany's growth as Brazil's CFO. After establishing Tiffany & Co. as a market leader in Brazil, Rachel was invited to lead the expansion and growth of the Danish brand Pandora.

As CEO of Pandora Brasil, Rachel led the company's growth from two points of sale to over 100 points of sales in a period of 8 and a half years. As a black CEO, Rachel represented less than 1% of CEOs in Brazil and serves as a role model and an inspiration to many black women and people in Latin America.

Rachel holds a degree in Accounting from Centro Universitário FMU and an MBA in Fundação Getulio Vargas (FGV). Rachel also completed Negotiation and Leadership through the Harvard Business School Executive Education Program and general management training at the University of Victoria in British Columbia, Canada. Rachel served as a member of the General Counsel of the Danish Consulate and the Danish Chamber of Commerce, as well as a member of the President's Committee of the American Chamber of Commerce, Institute for Retail Development.

Today she holds positions in philanthropic institutions and she is part of the board of directors at Grupo de Mulheres Brasil, is an ambassador of Projeto Guri, Counselor for Conscious Capitalism and Maria Solto Vidigal Foundation, Rachel founded in 2018 a non-profit organization, CAPACITA-ME, which trains individual of over 18 years promoting the education and employability of students and professionals in socioeconomically vulnerable situations.

Rachel serves as an Independent Board Member at Banco do Brasil, Vale and CVC Corp. She served as a D&I Consultant at Carrefour and was also an Independent Board Member of the Soma Group. Today she acts as an ambassador for SDG5 for the UN Global Compact Brazil chapter.

In April 2023, she took over the President position of the Board of Directors in the UN Global Compact in Brazil.

EXPERIENCE

RM Consulting DE&I - CEO & Fundadora April 2018 - Present - São Paulo, Brasil.

Motivational Speaker | Diversity & Inclusion Champion
Bayer | Cargill | Deloitte | Microsoft | Mulheres do Brasil | Samsung | Souza Cruz | Vivo | MAPFRE Motivational Speaker | Diversity & Inclusion Champion
January 2015 – Maio 2020 (6 anos e 5 meses)

Udenrigsministeriet Advisory Board Member | Consulate General of Denmark April 2014 - November 2020 (6 anos e 8 meses) | São Paulo e Região, Brasil

Lacoste Brasil - Chief Executive Officer | Lacoste S.A.
October 2018 - September 2020 (2 years) | São Paulo e Região, Brasil

Amcham-Brasil - Member | President's Committee | American Chamber of Commerce April 2016 - October 2019 (3 years 7 months) | São Paulo e Região, Brasil

Pandora Brasil - General Director | Pandora Brasil - April 2010 - April 2018 (8 years 1 month) São Paulo e Região, Brasil | Kopenhagen e Região, Dinamarca

Executive Leadership Group (ELG) | Board of the Americas
January 2013 - March 2018 (5 years 3 months) - Washington D.C. Metro e Região, Estados Unidos

Tiffany & Co. - CFO Brazil April 2001 - October 2008 (4 years 7 months)
CEO (Interim) October 2005 – October 2008 (3 year 2 months)
São Paulo e Região, Brasil

Novartis - Financial Director - BU March 1998 - April 2001 (3 years 2 months) São Paulo e Região, Brasil

Seven Eleven - Financial Director 1991 - March 1998 (7 years) São Paulo e Região, Brasil

COUNCILS AND COMMITTEES

GLOBAL COMPACT BRAZIL CHAPTER – Chairwoman of the Board of Directors and Ambassador of SDG 5 (Gender Equality) - April 2023 – present

Banco do Brasil - Sustainability Committee Coordinator - May 2021 – Present
Brasília, Brazi
Banco do Brasil - Member of the Audit Committee - September 2021 – Present
Brasília, Brazil
Banco do Brasil – Board Member Advisory (Independent) - May 2021 – May 2023
Brasília, Brazil

Vale – Board Member Advisory (Independent) - May 2021 – Present - Rio de Janeiro, Brazil
Vale - Member of the Audit Committee - August 2022 – Present - Rio de Janeiro, Brazil
Vale - Member of the Sustainability Committee - July 2021 – Present - Rio de Janeiro, Brazil

CVC Corp – Board Member Advisory (Independent) - March 2021 – Present – São Paulo, Brazil
CVC Corp - Member of the Sustainability Committee - June 2021 – Present – São Paulo, Brazil
CVC Corp - Member of the People Committee - September 2021 – Present – São Paulo, Brazil

Soma Group - Board Member Advisory (Independent) - December 2020 - May 2022 - Rio de Janeiro, Brazil

SUMUP – Innovation Consultant - December 2020 – December 2021 - Rio de Janeiro, Brazil

CARREFOUR – Diversity & Inclusion Consultant - November 2020 – December/2021
São Paulo, Brazil

UNICEF Brazil – Member of the UNICEF Board Member Advisory- October 2021 – September 2022 - São Paulo, Brazil

UNICEF Brazil – Former Chairwoman of the UNICEF Advisory Board - October 2019 – September 2021 - São Paulo, Brazil

EDUCATION

IBGC – Brazilian Institute of Corportiva Governance
CCF IBGC (Experience) (Certificate for IBGC Member of the Fiscal Council) - 2021 - 2024
CCA IBGC (Experience) (Certificate for Experienced Board Member IBGC) – 2023 - 2027

Saint Paul - SEER: Advanced Program for CEOs, Directors and Presidents - 2021 – 2023

Fundação Getúlio Vargas - Master of Business Administration, Finance | People & Leadership (2017 - 2018)

Harvard Business School - Executive Education Negotiation & Leadership (2014 - 2014)

FIA - Fundação Instituto de Administração - Master of Business Administration, Finance Executive (2006 - 2007)

University of Victoria - English Language and Leadership Program, General Management (2000 - 2001)

United Metropolitan Colleges - Bachelor of Accounting (1992 - 1996)

BRASKEM S.A.

ITENS 7.3 A 7.6 DO FORMULÁRIO DE REFERÊNCIA

Candidata Indicada ao Conselho de Administração

7.3 Dados Cadastrais e experiência profissional:

Nome	Data de Nascimento	Idade	Profissão
Rachel de Oliveira Maia	30/01/1971	53	Contadora

CPF ou Passaporte (PAS)	Cargo Eletivo Ocupado	Data de Eleição	Data de Posse
143.363.438-45	Membro do Conselho de Administração	26/04/2024	

Prazo do Mandato	Outros Cargos e Funções Exercidas na Companhia	Indicação se foi Eleito pelo Controlador
Dois anos	Não se aplica	Não

Indicação se é Membro Independente	Número de Mandatos Consecutivos
Sim, de acordo com o regulamento vigente da B3 (Nível 2 e Novo Mercado), bem como Anexo K da Resolução CVM nº 81/22	Não se aplica

Experiência Profissional
Fundadora e CEO da RM Consulting, consultoria focada nas melhores práticas de ESG e Governança Corporativa. Rachel Maia foi CEO da Lacoste Brasil. Começou sua carreira como controladora financeira sênior na Seven Eleven, onde desenvolveu suas habilidades analíticas e de liderança como gerente júnior. Rachel, atuou como Controller na Novartis Pharmacy, na Tiffany & Co. liderou a entrada da empresa no mercado brasileiro e gerenciou todos os aspectos financeiros do crescimento da Tiffany como CFOdo Brasil. Depois de estabelecer a Tiffany & Co. como líder de mercado no Brasil, Rachel foi convidada para liderar a expansão e crescimento da marca dinamarquesa Pandora. Como CEO da Pandora Brasil, liderou o crescimento da empresa de dois pontos de venda para mais de 100 pontos em um período de 7 anos e meio. Como CEO mulher negra, representou até outubro de 2020 0,04% ocupando a posição de CEO grade multinacional no Brasil e serve de inspiração para muitas mulheres e pessoas negras na América Latina. Rachel, é formada em Ciências Contábeis pelo Centro Universitário FMU e possui MBA pela Fundação Getúlio Vargas (FGV). Rachel, também concluiu Negociação e Liderança por meio do Programa de Educação Executiva da Harvard Business School e treinamento de gerenciamento geral na Universidade de Victoria, em British Columbia, Canadá. Atuou como membro do Conselho Geral do Consulado Dinamarquês e da Câmara de Comércio Dinamarquesa, bem como membro do Comitê do Presidente da Câmara Americana de Comércio, Instituto de Desenvolvimento de Varejo. Já ocupou os cargos em instituições filantrópicas, como conselheira de administração do Grupo de Mulheres Brasil, foi embaixadora do Projeto Guri, Conselheira do Capitalismo Consciente. Atua como conselheira de administração da Fundação Maria Solto Vidigal que se dedica ao terceiro setor. Rachel, fundou em 2018 uma organização sem fins lucrativos, o INSTITUTO CAPACITA -ME, que forma pessoas maiores de 18 anos promovendo a formação e a empregabilidade de estudantes e profissionais em situação de vulnerabilidade socioeconômica. Rachel, em abril de 2023, assumiu a posição de Presidente do Conselho de Administração do Pacto Global da ONU Brasil e é embaixadora do ODS5 (equidade de gênero) Rachel, atua como Conselheira Independente na Vale. Atua no Banco do Brasil como membro do Comitê de Sustentabilidade e Comitê de Auditoria, na Vale atua como Coordenadora do Comitê de Sustentabilidade e membro do Comitê de Auditoria. Atuou como Consultora de D&I no Carrefour e foi Conselheira Independente do Grupo Soma, Banco do Brasil e CVC Corp.

Declaração de Eventuais Condenações
Rachel de Oliveira Maia, não tem qualquer condenação criminal, qualquer condenação em processo administrativo da CVM, condenação em processo administrativo da CVM, do Banco Central do Brasil ou da Superintendência de Seguros Privados, nem qualquer condenação transitada em julgado na esfera judicial ou objeto de decisão final administrativa, que a tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer.

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7.4 Fornecer as informações mencionadas no item 7.3 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários:

Não aplicável, dado que, atualmente, a conselheira indicada não integra comitê da companhia.

7.5. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a. administradores do emissor:

Não há relação de parentesco entre a conselheira indicada e os administradores do emissor.

b. (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor:

Não há relação de parentesco entre a conselheira indicada e os administradores do emissor; administradores das controladas, diretas ou indiretas, do emissor.

c. (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor:

Não há relação de parentesco entre a conselheira indicada e os administradores do emissor ou de suas controladas, diretas ou indiretas; controladores diretos ou indiretos do emissor.

d. (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor:

Não há relação de parentesco entre a conselheira indicada e os administradores do emissor; administradores das sociedades controladoras diretas e indiretas do emissor.

7.6. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

a. sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, participação igual ou superior a 99% (noventa e nove por cento) do capital social:

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre a conselheira indicada, o emissor e os controladores do emissor.

b. controlador direto ou indireto do emissor

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre a conselheira indicada, o emissor e os controladores do emissor.

c. caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre a conselheira indicada, o emissor, suas controladas ou controladores.

rmaia@rmconsulting.com.br
Assinado
Rachel de Oliveira Maia
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Rachel de Oliveira Maia

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FORMULÁRIO - Rachel Maia - CA Braskem 2024 v2 docx

Código do documento 2954b6de-8b39-4634-9ae4-f7d2ff261898

Assinaturas

Rachel de Oliveira Maia
rmaia@rmconsulting.com.br
Assinou

Rachel de Oliveira Maia

Eventos do documento

25 Mar 2024, 18:30:37
Documento 2954b6de-8b39-4634-9ae4-f7d2ff261898 **criado** por JOÃO VICENTE SILVA MACHADO (90bfe277-f7ad-44fd-8162-9d48e38cc818). Email:joao.vicente@gaspa.com.br. - DATE_ATOM: 2024-03-25T18:30:37-03:00

25 Mar 2024, 18:32:01
Assinaturas **iniciadas** por JOÃO VICENTE SILVA MACHADO (90bfe277-f7ad-44fd-8162-9d48e38cc818). Email: joao.vicente@gaspa.com.br. - DATE_ATOM: 2024-03-25T18:32:01-03:00

25 Mar 2024, 21:53:05
RACHEL DE OLIVEIRA MAIA **Assinou** - Email: rmaia@rmconsulting.com.br - IP: 191.13.180.248 (191-13-180-248.user.vivozap.com.br porta: 63428) - Geolocalização: -23.6232855 -46.5168463 - Documento de identificação informado: 143.363.438-45 - **Assinado com EMBED** - Token validado por **email** - DATE_ATOM: 2024-03-25T21:53:05-03:00

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DECLARAÇÃO DE DESIMPEDIMENTO

Eu, **Rachel de Oliveira Maia**, brasileira, solteira, contadora, portadora da cédula de identidade RG n° 20.091.578-2 expedida pela SSP/SP, inscrita no CPF/MF sob n° 143.363.438-45, com endereço à Rua Belterra, 291 – Apto 72 D – Santo Amaro, CEP 04747-140 – São Paulo/SP, na forma do art. 2° do Anexo K da Resolução CVM 80/2022, declaro sob as penas da lei que, se vier a ser eleita para o cargo de Conselheira de Administração da **BRASKEM S.A.**, estarei apta a assinar o Termo de Posse a que se refere aquela norma, atestando que: (i) não estou impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos, como previsto no parágrafo 1° do artigo 147 da Lei no. 6.404/76; (ii) não estou condenada a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que me torna inelegível para os cargos de administração de companhia aberta, como estabelecido no parágrafo 2o do artigo 147 da Lei n°. 6.404/76; (iii) segundo meu melhor conhecimento, atendo ao requisito de reputação ilibada, estabelecido pelo parágrafo 3o do artigo 147 da Lei n. 0 6.404/76; e (iv) não ocupo cargo em sociedade que possa ser considerada concorrente da companhia, e não tenho, nem represento interesse conflitante com o da companhia, na forma dos incisos I e II do parágrafo 3° do art. 147 da Lei n° 6.404/76.

Declaro, finalmente, sob as penas da lei, nos termos do art. 11 da Resolução CVM 81/2022 (com redação dada pela Resolução CVM n° 51/2021) e nos termos dos itens 7.5 e 7.6 do formulário de Referência constante do Anexo C da Resolução CMV 59/2021, não possuir qualquer relação conjugal, união estável ou parentesco até o 2° grau com administradores da **BRASKEM S.A.**, suas controladas e seus controladores, bem como não possuir relação de subordinação, prestação de serviços ou controle, nos últimos três exercícios sociais, com sociedade controlada, controlador indireto ou direto, fornecedor, cliente, devedor ou credor da **BRASKEM S.A.**

São Paulo/SP, 05 de março de 2024.

Assinado ICP Brasil D4Sign

____

Rachel de Oliveira Maia

CPF 143.363.438-45

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DECLARAÇÃO - Rachel Maia - CA Braskem 2024 docx

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RACHEL DE OLIVEIRA MAIA:14336343845
Certificado Digital
rmaia@rmconsulting.com.br
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06 Mar 2024, 04:57:47

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CURRICULUM VITAE

Pedro Aguiar de Freitas
E-mail: pedro.freitas@veirano.com.br / paguiarf@gmail.com
Telephone: +55 (21) 99413-4644
Av. Epitácio Pessoa, nº 814/401, Ipanema, Rio de Janeiro - RJ

Current Experience:

- Fundação Renova | 2017 – Current
  - Member of the Board of Trustees (currently in the Presidency, a position also held in 2018 and 2019), appointed by Vale.
  - Presides the Audit, Risks and Compliance Committee, the Social and Environmental Committee and the Governance Working Group, all in support of the Board of Trustees.
  - Previously, he also presided the Legal Committee and the Financial Committee (www.fundaçãorenova.org).
- Veirano Advogados (Partner) | 2009 – Current
  - Extensive experience in matters of corporate governance, integrity, corporate law, acquisition and restructuring of companies, financing and crisis situations (CPIs, inquiries, etc.).
  - Specific experience in the infrastructure and natural resources sector, in particular, in mining, hydroelectric and nuclear energy projects, including financing, construction contracts and licensing.
  - He was Managing Partner for four years (2012 to 2016) and member of the Board of Directors (www.veirano.com.br).
- Instituto Innovare (Founding Member and Vice-President) | 2002 – Current
  - Director of the Innovare Prize, which aims to identify, disseminate and publicize practices that contribute to the improvement of justice in Brazil (www.premioinnovare.com.br).
- Bimbo do Brasil S.A. | 2010 – Current
  - o Member of the Advisory Board of the Brazilian subsidiary of Grupo Bimbo, founded in Mexico in 1945 and world leader in the bakery industry (www.bimbobrasil.com.br).
- *World Service Group* | 2017 – Current
  - *Board of Directors member* since 2018, having been leader of the Latin American Section in 2017.
  - World Services Group is a global network of law firms, investment banks and auditing and accounting firms (www.worldservicegroup.com).
- Conselho Empresarial Brasil X China (Director) | 2010 – Current.
- Centro de Estudos de Sociedades de Advogados (National Advisor) | 2020 – Current.

Previous experience

- Vale S.A. - Rio de Janeiro | 2002 to 2008
  - General Legal Consultant and secretary of the Board of Directors.
  - Responsible for legal matters in Brazil and abroad, having worked on the acquisition of Inco, in Canada, implementation of Moatize, Mozambique, among other international and national programs.

- Was on the Board of Directors of CAEMI Mineração e Metalurgia S.A.
- Brasil Telecom S.A. - Brasília (Legal Director) | 1999 – 2002
  - It was in the post-privatization phase, in which 10 (ten) state-owned companies in the south, mid-west and north regions were consolidated into one, with a subsequent IPO on the New York stock exchange.
- Odebrecht – São Paulo (Legal Director) | 1992 to 1999
  - Support for the privatization of petrochemicals by Odebrecht S.A.; engineering and construction in the South, Southeast regions of Brazil, Argentina, Chile, Mexico, Portugal, Germany, Malaysia and China by CBPO; highway and electricity concessions in Brazil, Argentina, Mexico and Portugal by Odebrecht Serviços de Infraestrutura S.A.
  - Was on the Board of Directors of Itá Energia S.A., CCR, Rodonorte, Odebrecht Bau GMBH and Bento Pedrosa Construções (Portugal).
- *International Finance Corporation* – Washington D.C., EUA. (*Senior Counsel*) | 1985 - 1992
  - Project Finance Contracts and Investments in shares and debt renegotiation in Brazil and most countries in Latin America and the east coast of Africa.
- *Baker & Mckenzie - Chicago, Illinois, USA. (Foreign Associate) | 1982 to 1983*
  - *o Investments in Latin America, debt renegotiation, moratorium and exchange rate restrictions.*
- Veirano Advogados – Rio de Janeiro (Associado) | 1979 a 1982 e 1984
  - Corporate constitution, acquisition and restructuring: disputes between shareholders; corporate issues; tax planning; and corporate litigation.

Other relevant past and current experience

- *International Bar Association*
  - o Largest international association of lawyers, headquartered in London, Great Britain.
  - the Co-Chair of the Mining Committee from 2017/2018.
  - Vice-Chair of the Corporate Counsel Committee in 2007/2008.
- *The Foundation for Natural Resources and Energy Law* (antiga *Rocky Mountain Mineral Law Foundation*)
  - *Board of Trustee* Member from 2018/2019.
- OAB – Infrastructure Committee | 2019/2020.
- Board of Directors for the companies Renuka Sugars, in São Paulo and Paraná.
- Honorary Consul of India in Rio de Janeiro | 2012 to 2016.
- Fundação Getúlio Vargas – LAW University| 2017 – |Current
  - Member of the Evaluation Committee.
- Escola Americana do Rio de Janeiro | 2009 a 2014
  - Member of the Board of Directors, being President for the second three-year period.

Academic

- Graduated in Law from the State University of Rio de Janeiro in 1979.
- Various specialization courses from entities such as Harvard, Thunderbird, London School of Economics, Fundação Getúlio Vargas, and IBGC.

- Participated and gave presentations at several seminars and conferences in Brazil and abroad, in addition to public debates, having published several articles.

BRASKEM S.A.

ITENS 7.3 A 7.6 DO FORMULÁRIO DE REFERÊNCIA

Candidato Indicado como membro Suplente do Conselho de Administração

7.3 Dados Cadastrais e experiência profissional:

<table>
<tr><th colspan="2">Nome</th><th>Data de Nascimento</th><th>Idade</th><th>Profissão</th></tr>
<tr><td colspan="2">Pedro Aguiar de Freitas</td><td>11/03/1955</td><td>68 anos</td><td>Advogado</td></tr>
<tr><th>CPF ou Passaporte (PAS)</th><th colspan="2">Cargo Eletivo Ocupado</th><th>Data de Eleição</th><th>Data de Posse</th></tr>
<tr><td>410.221.307-49</td><td colspan="2">Conselheiro de Administração Suplente</td><td>26/04/2024</td><td></td></tr>
<tr><th>Prazo do Mandato</th><th colspan="2">Outros Cargos e Funções Exercidas na Companhia</th><th colspan="2">Indicação se foi Eleito pelo Controlador</th></tr>
<tr><td>Dois anos</td><td colspan="2">Não se aplica</td><td colspan="2">Não</td></tr>
<tr><th colspan="3">Indicação se é Membro Independente</th><th colspan="2">Número de Mandatos Consecutivos</th></tr>
<tr><td colspan="3">Sim, de acordo com o regulamento vigente da B3 (Nível 2 e Novo Mercado), bem como Anexo K da Resolução CVM nº 81/22</td><td colspan="2">Não se aplica</td></tr>
<tr><th colspan="5">Experiência Profissional</th></tr>
<tr><td colspan="5">Advogado, Sócio do Veirano Advogados (desde 2009), com vasta experiência em assuntos de governança corporativa, integridade, direito societário, aquisição e reestruturação de empresas, financiamentos e situações de crise (CPIs, inquéritos, etc.); experiência específica no setor de infraestrutura e recursos naturais, em particular, em mineração, projetos de energia hidroelétrica e nuclear, incluindo financiamento, contratos de construção e licenciamento. Membro do Conselho Curador da Fundação Renova (desde 2017), onde preside o Comitê de Auditoria, Riscos e Compliance, o Comitê Socioambiental e o Grupo de Trabalho de Governança, todos em apoio ao Conselho Curador. Membro Fundador e Vice-Presidente do Instituto Innovare (desde 2002). Membro do Conselho Consultivo da subsidiária brasileira do Grupo Bimbo, fundado no México em 1945 e líder mundial da indústria de panificação (desde 2010). Membro do Board of Directors do World Service Group (desde 2018), tendo sido líder da Latin American Section em 2017. Diretor do Conselho Empresarial Brasil x China (desde 2010). Conselheiro Nacional do Centro de Estudos de Sociedades de Advogados (desde 2020). Membro do Comitê de Avaliação da Fundação Getúlio Vargas – Faculdade de Direito (desde 2017). Foi membro do Comitê de Infraestrutura da OAB (2019-2020). Foi membro do Board of Trustee da Foundation for Natural Resources and Energy Law (antiga Rocky Mountain Mineral Law Foundation) (2018-2019). Foi Co-Chair do Mining Committee (2017-2018) e Vice-Chair do Corporate Counsel Committee (2007-2008) da International Bar Association. Foi membro do Board of Directors da Escola Americana do Rio de Janeiro, sendo Presidente no segundo triênio (2009-2014). Foi Consultor Geral Jurídico e Secretário do Conselho de Administração da Vale S.A. (2002-2008). Foi Diretor Jurídico da Brasil Telecom S.A. – Brasília (1999-2002). Foi Diretor Jurídico da Odebrecht – São Paulo (1992-1999). Foi do Conselho de Administração da Itá Energia S.A., CCR, Rodonorte, Odebrecht Bau GMBH e Bento Pedrosa Construções (Portugal). Membro do Senior Consel da International Finance Corporation (1985-1992). Foreing Associate da Baker & Makenzie – Chicago, Illinois, EUA (1982-1983). Associado da Veirano Advogados – Rio de Janeiro (1979 a 1982 e 1984).</td></tr>
<tr><th colspan="5">Declaração de Eventuais Condenações</th></tr>
<tr><td colspan="5">Pedro Aguiar de Freitas, não tem qualquer condenação criminal, qualquer condenação em processo administrativo da CVM, condenação em processo administrativo da CVM, do Banco Central do Brasil ou da Superintendência de Seguros Privados, nem qualquer condenação transitada em julgado na esfera judicial ou objeto de decisão final administrativa, que a tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer.</td></tr>
</table>

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7.4 Fornecer as informações mencionadas no item 7.3 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários:

Não aplicável, pois não há relação de parentesco entre o conselheiro indicado e os membros dos comitês.

7.5. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a. administradores do emissor:

Não há relação de parentesco entre o conselheiro indicado e os administradores do emissor.

b. (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor:

Não há relação de parentesco entre o conselheiro indicado e os administradores do emissor; administradores das controladas, diretas ou indiretas, do emissor.

c. (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor:

Não há relação de parentesco entre o conselheiro indicado e os administradores do emissor ou de suas controladas, diretas ou indiretas; controladores diretos ou indiretos do emissor.

d. (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor:

Não há relação de parentesco entre o conselheiro indicado e os administradores do emissor; administradores das sociedades controladoras diretas e indiretas do emissor.

7.6. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

a. sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, participação igual ou superior a 99% (noventa e nove por cento) do capital social:

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre o conselheiro indicado, o emissor e os controladores do emissor.

b. controlador direto ou indireto do emissor

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre o conselheiro indicado, o emissor e os controladores do emissor.

c. caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre o conselheiro indicado, o emissor, suas controladas ou controladores.

pedro.freitas@veirano.com.br
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FORMULÁRIO - Pedro Freitas - SCA Braskem 2024 v2 docx

Código do documento 411c4529-6299-41f5-811f-0fd41d8cf7c3

Assinaturas

Pedro Aguiar de freitas
pedro.freitas@veirano.com.br
Assinou

pedroaguiardefreitas

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25 Mar 2024, 18:37:17
Documento 411c4529-6299-41f5-811f-0fd41d8cf7c3 **criado** por JOÃO VICENTE SILVA MACHADO (90bfe277-f7ad-44fd-8162-9d48e38cc818). Email:joao.vicente@gaspa.com.br. - DATE_ATOM: 2024-03-25T18:37:17-03:00

25 Mar 2024, 18:38:52
Assinaturas **iniciadas** por JOÃO VICENTE SILVA MACHADO (90bfe277-f7ad-44fd-8162-9d48e38cc818). Email: joao.vicente@gaspa.com.br. - DATE_ATOM: 2024-03-25T18:38:52-03:00

25 Mar 2024, 18:46:49
PEDRO AGUIAR DE FREITAS **Assinou** - Email: pedro.freitas@veirano.com.br - IP: 104.28.113.150 (104.28.113.150 porta: 38544) - Geolocalização: -22.98093288950275 -43.21121232663755 - Documento de identificação informado: 410.221.307-49 - **Assinado com EMBED** - Token validado por **email** - DATE_ATOM: 2024-03-25T18:46:49-03:00

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DECLARAÇÃO DE DESIMPEDIMENTO

Eu, **Pedro Aguiar de Freitas**, brasileiro, casado, advogado, portador da Cédula de Identidade RG n° 2754665, expedida pelo IFP/RJ e na OAB/RJ sob o n. 35604, inscrito no CPF/MF sob o n. 410.221.307-49, residente e domiciliado à Av. Epitácio Pessoa, n° 814/401, Ipanema, Rio de Janeiro – RJ, CEP 22410-090, na forma do art. 2° do Anexo K da Resolução CVM 80/2022, declaro sob as penas da lei que, se vier a ser eleito para o cargo de Conselheiro de Administração Suplente da **BRASKEM S.A.**, estarei apto a assinar o Termo de Posse a que se refere aquela norma, atestando que: (i) não estou impedido por lei especial, ou condenado por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos, como previsto no parágrafo 1° do artigo 147 da Lei no. 6.404/76; (ii) não estou condenado a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que me torna inelegível para os cargos de administração de companhia aberta, como estabelecido no parágrafo 2o do artigo 147 da Lei n°. 6.404/76; (iii) segundo meu melhor conhecimento, atendo ao requisito de reputação ilibada, estabelecido pelo parágrafo 3o do artigo 147 da Lei n. 0 6.404/76; e (iv) não ocupo cargo em sociedade que possa ser considerada concorrente da companhia, e não tenho, nem represento interesse conflitante com o da companhia, na forma dos incisos I e II do parágrafo 3° do art. 147 da Lei n° 6.404/76.

Declaro, finalmente, sob as penas da lei, nos termos do art. 11 da Resolução CVM 81/2022 (com redação dada pela Resolução CVM n° 51/2021) e nos termos dos itens 7.5 e 7.6 do formulário de Referência constante do Anexo C da Resolução CMV 59/2021, não possuir qualquer relação conjugal, união estável ou parentesco até o 2° grau com administradores da **BRASKEM S.A.**, suas controladas e seus controladores, bem como não possuir relação de subordinação, prestação de serviços ou controle, nos últimos três exercícios sociais, com sociedade controlada, controlador indireto ou direto, fornecedor, cliente, devedor ou credor da **BRASKEM S.A.**

Rio de Janeiro/RJ, 07 de março de 2024.

Pedro Aguiar de Freitas
CPF 410.221.307-49

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Name: Daniel André Stieler
CPF: 391.145.110-53
Profession: Accountant
Date of birth: 03/14/1965

Professional experience: Chairman (since April/2023) and Member (since November/2021) of Vale's Board of Directors, Coordinator (since May/2023) and member (since December/2022) of the Nomination and Governance Committee and Member of the Fund Allocation Committee Capital and Projects (since May/2023). Main experiences in the last 5 years: (i) Coordinator of the Capital Allocation and Projects Committee (December/2022 to April/2023), Member (November/2021 to May/2022) and Coordinator of the Financial Committee (May/2022 to December/2022) and Member of the Nominating Committee (January/2022 to April/2022 and May/2022 to December/2022) of Vale; (ii) President of the Banco do Brasil Employees' Pension Fund – PREVI (June/2021 to February/2023); (iii) Member of the Deliberative Council of the Brazilian Association of Closed Supplementary Pension Entities – ABRAPP (since July/2021); (iv) Member of the Board of Directors of Tupy S.A. (April/2022 to April/2023); (v) Member of the Board of Directors of Alelo S.A. (April/2020 to April/2022); (vi) Member of the Board of Directors of Livelo S.A. (April/2020 to October/2021); (vii) Superintendent Director (January/2021 to June/2021), President of the Deliberative Council (July/2020 to January/2021) and Member of the Fiscal Council (June/2016 to July/2020) of Economus Instituto de Seguridade Social; (viii) member of the Deliberative Council of the Corporate University of Complementary Pensions – UniAbraap (February/2021 to June/2021); (ix) Statutory Director of Controllership of Banco do Brasil S.A. (July/2019 to January/2021); (x) Member of the Advisory and Finance Council of Banco Votorantim S.A. (October/2016 to October/2019); (xi) Executive Manager of the Accounting Disclosure Management of the Banco do Brasil Conglomerate in the Accounting Department of Banco do Brasil S.A. (March/2009 to June/2019); and (xii) Member of the Financial Institutions Accounting Affairs Committee of the Brazilian Federation of Banks - Febraban (December/2009 to July/2019). Education: Graduated in Accounting Sciences from the Federal University of Santa Maria – UFSM in 1989, completed a postgraduate degree in Financial Administration from the Getúlio Vargas Foundation – FGV in 1998, an MBA in Audit from the Getúlio Vargas Foundation – FGV in 2000, and an MBA in Accounting from the Institute of Accounting, Actuarial and Financial Research Foundation - FIPECAFI in 2003.

Management Bodies: Vale S.A.
Management Body: Board of Directors
Election date: 04/28/2023
Term of office: 2024 Annual General Meeting
Elective position held: Chairman of the Board of Directors
Other positions and functions held in the issuer: Coordinator of the Nomination and Governance Committee and Member of the Capital Allocation and Projects Committee
Investiture date: 04/30/2023
Got elected by the controller: No
First term investure date: 04/30/2023

BRASKEM S.A.

ITENS 7.3 A 7.6 DO FORMULÁRIO DE REFERÊNCIA

Candidato Indicado ao Conselho Fiscal

7.3 Dados Cadastrais e experiência profissional:

Nome	Data de Nascimento	Idade	Profissão
Daniel André Stieler	14/03/1965	58	Bancário

CPF ou Passaporte (PAS)	Cargo Eletivo Ocupado	Data de Eleição	Data de Posse
391.145.110-53	Conselheiro Fiscal	26/04/2024	

Prazo do Mandato	Outros Cargos e Funções Exercidas na Companhia	Indicação se foi Eleito pelo Controlador
Um ano	Não se aplica	Não

Indicação se é Membro Independente	Número de Mandatos Consecutivos
Sim	Não se aplica

Experiência Profissional
O Sr. Daniel André Graduou-se em Ciências Contábeis pela Universidade Federal de Santa Maria – UFSM em setembro de 1989, concluiu pós-graduação em Administração Financeira pela Fundação Getúlio Vargas – FGV em novembro de 1998, MBA em Auditoria pela Fundação Getúlio Vargas – FGV em novembro de 2000, e MBA em Contabilidade pela Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI em outubro de 2003. Possui certificação de Conselheiro Fiscal pelo Instituto Brasileiro de Governança Corporativa – IBGC (válido até março de 2025), Certificado para conselho de administração pelo ICSS até março de 2026, tendo também participado de cursos de aprimoramento nas seguintes áreas: Gestão de Pessoas e Processos, pela Columbia University (concluído em 2015); Governança Corporativa, pela Fipecafi/USP (concluído em 2013); e Desenvolvimento de Competências Gerenciais, pela Fundação Getúlio Vargas – FGV (concluído em 2010). Experiência Profissional: O Sr. Daniel André atualmente é Conselheiro de Administração na Vale S.A. (desde novembro de 2021), onde é Chairman desde maio/2023, Coordenador do comitê de indicação e governança da Vale S.A., desde maio/2023; Coordenador do comitê de alocação de capital (nov/2021-abril/23); membro do comitê de alocação de capital e projetos (desde abril/2023). Fui conselheiro da Tupy até abril de 2023. Foi Conselheiro de Administração da Tupy S.A. (abril de 2022 a abril de 2023), onde acumula participação no Comitê de Pessoas e Remuneração. Suas principais experiências profissionais nos últimos 5 anos incluem: (i) Conselheiro Fiscal da Eternit S.A. (abril de 2023 a abril de 2024); (ii) Presidente da PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil (de junho de 2021 até fevereiro de 2023); (iii) Membro do Conselho Deliberativo da Associação Brasileira das Entidades Fechadas de Previdência Complementar – ABRAPP (de julho de 2021 até março de 2023); (iv) Conselheiro de administração na Alelo S.A. (de abril de 2020 até abril de 2022); (v) Membro do Conselho de Administração da Livelo S.A. (de abril de 2020 a outubro de 2021); (vi) Membro do Conselho Deliberativo da Universidade Corporativa da Previdência Complementar – UniAbraap (de fevereiro a junho de 2021); (vii) Diretor Superintendente (de janeiro a junho de 2021) do Economus Instituto de Seguridade Social, onde também atuou como Presidente do Conselho Deliberativo (de julho de 2020 a janeiro de 2021) e como Membro do Conselho Fiscal (de junho de 2016 a julho de 2020); (viii) Conselheiro Fiscal da Cateno Gestão de Contas de Pagamento (de maio de 2015 até maio de 2021); (ix) Diretor Estatutário de Controladoria do Banco do Brasil S.A. (de julho de 2019 a janeiro de 2021); (x) Conselheiro fiscal do Economus Instituto de Seguridade Social (de junho de 2016 até junho de 2020); (xi) Membro do Conselho Consultivo e de Finanças do Banco Votorantim S.A. (de outubro de 2016 a outubro de 2019); (xii) Gerente Executivo da Gerência de Evidenciação Contábil do Conglomerado Banco do Brasil na Diretoria Contadoria do Banco do Brasil S.A. (de março de 2009 a junho de 2019); e (xiii) Conselheiro Fiscal da BB Tecnologia e Serviços (de junho de 2009 até abril de 2017).

Declaração de Eventuais Condenações
Daniel André Stieler, não tem qualquer condenação criminal, qualquer condenação em processo administrativo da CVM, condenação em processo administrativo da CVM, do Banco Central do Brasil ou da Superintendência de Seguros Privados, nem qualquer condenação transitada em julgado na esfera judicial ou objeto de decisão final administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer.

7.4 Fornecer as informações mencionadas no item 7.3 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários:

Não aplicável, dado que, atualmente, o conselheiro indicado não integra comitê da companhia.

7.5. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a. administradores do emissor:

Não há relação de parentesco entre o conselheiro indicado e os administradores do emissor.

b. (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor:

Não há relação de parentesco entre o conselheiro indicado e os administradores do emissor; administradores das controladas, diretas ou indiretas, do emissor.

c. (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor:

Não há relação de parentesco entre o conselheiro indicado e os administradores do emissor ou de suas controladas, diretas ou indiretas; controladores diretos ou indiretos do emissor.

d. (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor:

Não há relação de parentesco entre o conselheiro indicado e os administradores do emissor; administradores das sociedades controladoras diretas e indiretas do emissor.

7.6. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

a. sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, participação igual ou superior a 99% (noventa e nove por cento) do capital social:

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre o conselheiro indicado, o emissor e os controladores do emissor.

b. controlador direto ou indireto do emissor

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre o conselheiro indicado, o emissor e os controladores do emissor.

c. caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre o conselheiro indicado, o emissor, suas controladas ou controladores.

Daniel André Stieler

DECLARAÇÃO DE DESIMPEDIMENTO

Eu, **DANIEL ANDRÉ STIELER**, brasileiro, casado, bancário, portador da Cédula de Identidade nº 2946719 e inscrito no CPF/MF sob o nº 391.145.110-53, com endereço na SQNW 107, bloco J, apto 310, Noroeste, Brasília/DF, CEP 70686-100, na forma do art. 2º do Anexo K da Resolução CVM 80/2022, declaro sob as penas da lei que, se vier a ser eleito para o cargo de Conselheiro Fiscal da **BRASKEM S.A.**, estarei apto a assinar o Termo de Posse a que se refere aquela norma, atestando que: (i) não estou impedido por lei especial, ou condenado por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos, como previsto no parágrafo 1° do artigo 147 da Lei no. 6.404/76; (ii) não estou condenado a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que me torna inelegível para os cargos de administração de companhia aberta, como estabelecido no parágrafo 2o do artigo 147 da Lei n°. 6.404/76; (iii) segundo meu melhor conhecimento, atendo ao requisito de reputação ilibada, estabelecido pelo parágrafo 3o do artigo 147 da Lei n. 0 6.404/76; e (iv) não ocupo cargo em sociedade que possa ser considerada concorrente da companhia, e não tenho, nem represento interesse conflitante com o da companhia, na forma dos incisos I e II do parágrafo 3° do art. 147 da Lei n° 6.404/76.

Declaro, finalmente, sob as penas da lei, nos termos do art. 11 da Resolução CVM 81/2022 (com redação dada pela Resolução CVM n° 51/2021) e nos termos dos itens 7.5 e 7.6 do formulário de Referência constante do Anexo C da Resolução CMV 59/2021, não possuir qualquer relação conjugal, união estável ou parentesco até o 2° grau com administradores da **BRASKEM S.A.**, suas controladas e seus controladores, bem como não possuir relação de subordinação, prestação de serviços ou controle, nos últimos três exercícios sociais, com sociedade controlada, controlador indireto ou direto, fornecedor, cliente, devedor ou credor da **BRASKEM S.A.**

Brasília/DF, 07 de março de 2024.

Daniel André Stieler
CPF 391.145.110-53

Rua Itacema, 246 Apt 32 São Paulo, SP – Brazil 04530-050
Phone: 55 11 31676604 Mobile: 55 11 97569 0969 e-mail: pvstierli@gmail.com

PATRICIA VALENTE STIERLI

QUALIFICATIONS

IBCG-certified Board , Fiscal Council Member and Audit Committee Member
Third-Party Asset Manager with the Brazilian Securities and Exchange Commission (CVM), the Brazilian Central Bank, and ANBIMA (until December 2017)
Member of the IBGC Finance Committee 2015-2021 and Member of CAC Conduta IBGC in 2021

- Member of the Petrobrás Petróleo Brasileiro S.A. Fiscal Council (2021-2022 and 2022-2023 terms)
- Member of the Weg S.A. Fiscal Council (2022-2023 and 2023 -2024 terms)
- Chairman of the Board of the Managing Organization of the Endowment Fund for Sociedade Beneficente de Senhoras – Hospital Sírio Libanês (2022-2024 term)
- Member of the CIEE - Centro de Integração Empresa Escola Board of Directors (2020-2023 term and 2024 -2026)
- Alternative Member of the Usiminas S.A. Board(2023-2024 term)
- Member of the Sociedade Beneficente de Senhoras-Hospital Sírio Libanês Fiscal Council (2021-Apr2022 and 2018-2021 terms)
- Member of the Eletrobras-Centrais Elétricas S.A. Fiscal Council (2019-2021 and 2017-2019 terms), President of the Fiscal Council in 2019 and Specialist in Finance in 2017.
- Member of the Invepar Institute Fiscal Council (2022-2023 term)
- Alternate member of the Itausa S.A. Fiscal Council (2021-2022 , 2022-2023 and 2023 -2024 terms)
- Alternate member of the Investimentos e Participações S.A. Invepar Fiscal Council (Jan/2021 to Aug/2021 and 2022-2023 terms)
- Member of the Companhia SIderúrgia Nacional S.A. Fiscal Council (2019-2020 term)
- Member of PPE Fios e Cabos Esmaltados S.A. Board of Directors (2018-2019 term)
- Alternate member of the CIEE - Centro de Integração Empresa Escola Fiscal Council (2018-2020 term)
- Member of the Bardella S.A. Indústrias Mecânicas Fiscal Council (2015, 2016, and 2017-October 2018 terms)
- Member of the Pettenati S.A. Indústria Têxtil Board of Directors (2015 term)
- Alternate Member of the Dohler S.A. Fiscal Council (2017 to 2018 term)
- Eight years of experience as a Board and Fiscal Council Member in publicly listed companies, representing minority shareholders.
- Thirteen years of experience as portfolio manager, six of which as a Statutory Director, working in the asset management area and oriented to corporate and retail clients. Portfolio Manager of the Sinergia Funds, focused on unlocking value through intense corporate governance work, including appointing Members to the Board of Directors and Fiscal Council of investee companies.
- Eight years of experience as a CFO, three of which as a Statutory Director, responsible for the accounting, fiscal, budget, treasury, and human resources areas. Experience in structuring financial transactions with credit rights, debenture issuance, IPOs, and mergers and acquisitions.
- Ability to lead teams and focus on results and corporate governance. Fluent in English.

- Representative of the Banco Fator's asset management area with the Central Bank of Brazil and CVM, the Brazilian Securities and Exchange Commission, until July 2015.
- Member of the Stocks Committee of ANBIMA until July 2015.

PROFESSIONAL EXPERIENCE

BANCO FATOR S.A.

Executive Director Feb 2015 – Jul 2015

- Responsible for implementing the Social and Environmental Responsibility Policies, as per the Brazilian Central Bank Resolution no. 4327.

Portfolio/Asset Management Director Jan 2014 – Jan 2015

- Responsible for the Bank's Asset management and tasks related to third-party asset management. Member of the bank's Product Committee.

FAR - FATOR ADMINISTRAÇÃO DE RECURSOS LTDA

CEO Oct 2012 – Jan 2014

- Leadership of the areas of portfolio asset management (R$4.5 billion net equity under management, invested in fixed income funds, hedge funds and stocks funds) and distribution of mutual funds to institutional clients, leading a team of 23 professionals.

FAR - FATOR ADMINISTRAÇÃO DE RECURSOS LTDA

Variable Income Managing Director Jun 2010 – Oct 2012

- Responsible for Variable Income Management and the Sinergia Funds (corporate governance funds). Active participation as a minority shareholder representative for the improvement of corporate governance in the investee companies through the appointment of the Board of Directors and Fiscal Council Members aiming at unlocking shareholder value. Ms. Stierli also led a group of minority shareholders in takeover bids. Twice a year, she organized meetings for Board Members appointed by Sinergia Funds to discuss Corporate Governance issues.

BANCO FATOR S.A

Portfolio/Asset Management Director Feb 2009 – Jun 2010
Bank Back-Office Director Mar 2008 – Feb 2009

- Responsible for the formalization of the bank's credit and exchange operations, accounting and control of fixed and variable income portfolios, equity position, formalization of fixed income operations and implementation of fixed income funds and other treasury products.

SADEFEM EQUIPAMENTOS E MONTAGEM S.A.

CFO Jan 2005 –
Feb 2008

- Responsible for the accounting, fiscal, treasury, human resources, supplies and IT areas, leading a staff of 30 individuals. SADEFEM Equipamentos e Montagens S/A is operates in the infrastructure area, with a strong focus on the energy industry, and nearly 2,300 employees. In 2007, its net sales reached R$278 million, with a R$420 million backlog of products. Sound experience in hiring the several collaterals required by the client, such as bonds, insurance, and engineering all-risk insurance, as well as structuring financial operations with receivables.

2

REDE ZACHARIAS DE PNEUS S.A.

Controller Jun 2000 – Jan 2005

- Responsible for the accounting, fiscal, budget, costs, billing, treasury, human resources, and IT areas. Experience in structuring financial operations with receivables.

BANCO SANTANDER BRASIL S.A.

Assistant Director - Santander Brasil Asset Management Jan – Mar 2000

- Responsible for planning, implementation, and development of the portfolio management area; management of the asset managers team; product development for both institutional and retail customers; coordination of sales teams for institutional clients. Definition and restructuring of product portfolios following the three mergers of Banco Santander between 1998 and 2000.

FATOR S.A. CORRETORA DE VALORES MOBILIÁRIOS

Portfolio Manager Dec 1993 – Jan 1997

- Portfolio Management of mutual stock funds and fixed income for portfolios of institutional clients and foreign investors. Management of the support structure for the area and coordination of the sales strategy for institutional clients.

BANCO CREDIBANCO S.A.

Portfolio Manager
Research Department Head

GHG CONSTRUÇÕES LTDA.

CFO Mar 1989 – Mar 1990

FATOR S.A. CORRETORA DE VALORES E CÂMBIO

Research Department Head Mar 1986 – Mar 1989

BANCO COMIND DE INVESTIMENTO S.A. 1982 - 1986

Research Department Head
Investment Analyst

LLOYDS BANK/BANCO REAL DE INVESTIMENTO S.A.

Credit Analyst (oriented to long-term operations) 1979 - 1982

EDUCATION

- Degree in Business Administration School of Business Administration of São Paulo (FGV)– 1978
- Specialization Degree in Administration for Graduates CEAG (MBA) - EAESP/FGV – 1984
- Specialization Degree in Controllership with GVPEC – 2000

3

MISCELANEOUS

- Course on the IBCG Audit Committee (September-October 2021).
- Course on Corporate Governance, BI International (October 2014-October 2015).
- Course on Corporate Governance, IBGC (March/June 2014).
- Participation in various courses and seminars in the United States regarding technical analysis, company valuation, risk management of mutual funds and resource allocation.
- Executive Education Program: Pension Funds and Money Management – The Wharton School of The University of Pennsylvania (1995).
- Publication of industry analyses articles in business journals.
- Presentation of a paper about convertible debentures at the ABAMEC Conference (1982).

4

BRASKEM S.A.

ITENS 7.3 A 7.6 DO FORMULÁRIO DE REFERÊNCIA

Candidata Indicada como Suplente do Conselho Fiscal

7.3 Dados Cadastrais e experiência profissional:

Nome		Data de Nascimento	Idade	Profissão
Patrícia Valente Stierli		19/05/1956	67	Administradora
CPF ou Passaporte (PAS)	**Cargo Eletivo Ocupado**		**Data de Eleição**	**Data de Posse**
010.551.368-78	Conselheira Fiscal Suplente		26/04/2024	
Prazo do Mandato	**Outros Cargos e Funções Exercidas na Companhia**		**Indicação se foi Eleito pelo Controlador**	
Um ano	Não se aplica		Não	
Indicação se é Membro Independente			**Número de Mandatos Consecutivos**	
Sim, de acordo com o regulamento vigente (Nível 2 e Novo Mercado)			Não se aplica	
Experiência Profissional				
A candidata é Conselheira de Administração, Fiscal e Membro de Comitê de Auditoria certificada pelo IBGC, administradora de Recursos de Terceiros junto a CVM e ANBIMA (até dezembro 2017), Membro Comissão de Finanças IBGC até 2021 e do CAC Conduta IBGC em 2021. Formada em Administração de Empresas com especialização em Finanças e Controladoria.Possui 8 anos de experiência como Conselheira de Administração e Fiscal em empresas de capital aberto, representante de acionistas minoritários. Cinco anos de experiência com Conselheira Fiscal em ONG de grande porte. Cinco anos de experência como Conselheira de Administração emONG de grande porte.Treze anos de experiência na área de gestão de recursos de terceiros, sendo seis anos como Diretora Estatutária, atuando na gestão e destinada a clientes institucionais e de varejo. Gestora dos fundos Sinergia, focados em destravar valor através de trabalho intenso de governança corporativa, inclusive indicando membros para o Conselho de Administração e Conselho Fiscal das empresas investidas. Oito anos de experiência como Diretora Administrativa Financeira, sendo 3 anos com Diretora Estatutária, responsável pelas áreas de contabilidade, fiscal, orçamento, tesouraria e recursos humanos. Experiência na estruturação de operações financeiras com direitos creditórios, emissão de debêntures, abertura de capital e fusões e aquisições. Habilidade na liderança de equipes e foco em resultado e governança corporativa. Fluente em Inglês. Representante da Área de Administração de Recursos do Banco Fator junto ao Banco Central do Brasil e Comissão de Valores Mobiliários até julho 2015. Membro do Comitê de Ações da ANBIMA até julho 2015. Tem experiência como membro do Conselho Fiscal da Eletrobras-Centrais Elétricas S.A. (Mandato 2017 a 2019 e 2019 a 2021), Especialista Financeiro e Presidente do Conselho Fiscal; membro do Conselho de Administração do CIEE Centro de Integração Empresa Escola (mandato 2021 a 2023 e 2024 a 2026); membro do Conselho de Administração da PPE Fios Esmaltados S.A.(Mandato 2018 a 2019); membro do Conselho Fiscal da Sociedade Beneficiente de Senhoras - Hospital Sírio Libanês(Mandato a 2018 a 2021); membro Suplente do Conselho Fiscal do Centro de Integração Empresa Escola CIEE (Mandato 2018 a 2019); membro do Conselho Fiscal da Bardella S.A. Indústrias Mecânicas (Mandatos 2015,2016 e 2017 até outubro 2018); membro do Conselho de Administração da Pettenati S.A. Indústria Têxtil (Mandato 2015); membro Suplente do Conselho Fiscal da Dohler S.A. (Mandato 2017 a 2018); membro do Conselho Fiscal da Petrobras (mandatos 2020 a 2022) e membro suplente do Conselho Fiscal da Invepar (mandato 2021), membro Suplente do Conselho Fiscal da Itausa S.A.(mandatos 2022 e 2023).Atualmente Conselheira Fiscal da Weg S.A(mandatos de 2022 e 2023), Presidente do Conselho de Administração da Organização Gestora de Fundo Patrimonial Sociedade Beneficente de Senhoras Hospital Sírio Libanês e Conselheira de Administração do CIEE Centro de Integração Empresa Escola.				
Declaração de Eventuais Condenações				

PS

Patrícia Valente Stierli, não tem qualquer condenação criminal, qualquer condenação em processo administrativo da CVM, condenação em processo administrativo da CVM, do Banco Central do Brasil ou da Superintendência de Seguros Privados, nem qualquer condenação transitada em julgado na esfera judicial ou objeto de decisão final administrativa, que a tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer.

7.4 Fornecer as informações mencionadas no item 7.3 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários:

Não aplicável, dado que, atualmente, a conselheira indicada não integra comitê da companhia.

7.5. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a. administradores do emissor:

Não há relação de parentesco entre a conselheira indicada e os administradores do emissor.

b. (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor:

Não há relação de parentesco entre a conselheira indicada e os administradores do emissor; administradores das controladas, diretas ou indiretas, do emissor.

c. (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor:

Não há relação de parentesco entre a conselheira indicada e os administradores do emissor ou de suas controladas, diretas ou indiretas; controladores diretos ou indiretos do emissor.

d. (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor:

Não há relação de parentesco entre a conselheira indicada e os administradores do emissor; administradores das sociedades controladoras diretas e indiretas do emissor.

7.6. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

a. sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, participação igual ou superior a 99% (noventa e nove por cento) do capital social:

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre a conselheira indicada, o emissor e os controladores do emissor.

b. controlador direto ou indireto do emissor

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre a conselheira indicada, o emissor e os controladores do emissor.

c. caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre a conselheira indicada, o emissor, suas controladas ou controladores.

Patrícia Valente Stierli

Patrícia Valente Stierli

DECLARAÇÃO DE DESIMPEDIMENTO

Eu, **Patricia Valente Stierli**, brasileira, divorciada, administradora de empresas, portadora da cédula de identidade RG n° 4589089-SSP/SP, inscrita no CPF/MF sob n° 010.551.368-78, residente e domiciliada à Rua Itacema, n. 246, apto 32, cidade de São Paulo/SP, na forma do art. 2º do Anexo K da Resolução CVM 80/2022, declaro sob as penas da lei que, se vier a ser eleita para o cargo de Conselheira Fiscal Suplente da **BRASKEM S.A.**, estarei apta a assinar o Termo de Posse a que se refere aquela norma, atestando que: (i) não estou impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos, como previsto no parágrafo 1° do artigo 147 da Lei no. 6.404/76; (ii) não estou condenada a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que me torna inelegível para os cargos de administração de companhia aberta, como estabelecido no parágrafo 2o do artigo 147 da Lei n°. 6.404/76; (iii) segundo meu melhor conhecimento, atendo ao requisito de reputação ilibada, estabelecido pelo parágrafo 3o do artigo 147 da Lei n. 0 6.404/76; e (iv) não ocupo cargo em sociedade que possa ser considerada concorrente da companhia, e não tenho, nem represento interesse conflitante com o da companhia, na forma dos incisos I e II do parágrafo 3° do art. 147 da Lei n° 6.404/76.

Declaro, finalmente, sob as penas da lei, nos termos do art. 11 da Resolução CVM 81/2022 (com redação dada pela Resolução CVM n° 51/2021) e nos termos dos itens 7.5 e 7.6 do formulário de Referência constante do Anexo C da Resolução CMV 59/2021, não possuir qualquer relação conjugal, união estável ou parentesco até o 2° grau com administradores da **BRASKEM S.A.**, suas controladas e seus controladores, bem como não possuir relação de subordinação, prestação de serviços ou controle, nos últimos três exercícios sociais, com sociedade controlada, controlador indireto ou direto, fornecedor, cliente, devedor ou credor da **BRASKEM S.A.**

São Paulo/SP, 11 de março de 2024.

Patricia Valente Stierli

Patrícia Valente Stierli
CPF 010.551.368-78

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.